Exhibit 99.1

JOHANNESBURG,  21 February 2019:  Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL & NYSE: SBGL) is pleased to report operating and financial results for the six months ended 31 December 2018, and reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2018.

SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2018

•	New safe production record of 6.5 million fatality free shifts achieved by the Group
•	Another consistent operational result from the SA and US PGM operations - acheiving production and cost guidance
•	High return Fill the Mill project at the East Boulder mine to add further 5% to annual production from US PGM operations by 2022
•	Production from SA Gold operations negatively impacted by operational disruptions
•	Adjusted EBITDA of R8,369 million (US$632 million) only 8% lower despite the prolonged AMCU strike
•	Progress made on deleveraging with Net Debt to adjusted EBITDA of 2.5x
•	Significant value creation expected to flow through from PGM strategy as the PGM basket price increases significantly into 2019
•	Acquisition of SFA Oxford to facilitate future strategic development in high tech metals

US dollar								SA Rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2017	Dec 2018	Dec 2017	Jun 2018	Dec 2018		KEY STATISTICS		Dec 2018	Jun 2018	Dec 2017	Dec 2018	Dec 2017
						SOUTHERN AFRICA (SA) REGION
						PGM operations
1,194,348	1,175,672	603,636	569,166	606,506	oz	4E PGM[1] production	kg	18,864	17,703	18,775	36,567	37,148
942	1,045	975	1,051	1,039	US$/4Eoz	Average basket price	R/4Eoz	14,729	12,941	13,066	13,838	12,534
119.8	217.6	84.6	81.3	136.3	US$m	Adjusted EBITDA[2]	Rm	1,880.7	1,001.1	1,128.4	2,881.8	1,594.0
12	19	16	15	22%		Adjusted EBITDA margin[2]	%	22	15	16	19	12
782	787	778	821	755	US$/4Eoz	All-in sustaining cost[3]	R/4Eoz	10,706	10,106	10,432	10,417	10,399
						Gold operations[4]
1,402,900	1,176,700	714,260	598,517	578,188	oz	Gold production	kg	17,984	18,616	22,216	36,600	43,634
1,254	1,259	1,274	1,314	1,212	US$/oz	Average gold price	R/kg	552,526	519,994	549,064	535,929	536,378
398.8	102.8	228.0	81.8	21.0	US$m	Adjusted EBITDA[2]	Rm	355.3	1,007.1	3,052.5	1,362.4	5,308.5
23	7	25	10	4%		Adjusted EBITDA margin[2]	%	4	10	25	7	23
1,128	1,309	1,114	1,315	1,308	US$/oz	All-in sustaining cost[3]	R/kg	596,100	520,488	480,010	557,530	482,693
						UNITED STATES (US) REGION
						PGM operations[5]
376,356	592,608	282,631	293,959	298,649	oz	2E PGM[1] production	kg	9,289	9,143	8,791	18,432	11,706
517,148	686,592	390,703	360,246	326,346	oz	PGM recycling[5]	kg	10,151	11,205	12,152	21,355	16,085
927	1,007	947	996	1,016	US$/2Eoz	Average basket price	R/2Eoz	14,407	12,260	12,699	13,337	12,330
161.0	313.6	133.1	153.3	160.3	US$m	Adjusted EBITDA[2]	Rm	2,264.5	1,887.4	1,774.5	4,151.9	2,142.6
23	26	25	25	27%		Adjusted EBITDA margin[2]	%	27	25	25	26	23
651	677	660	653	701	US$/2Eoz	All-in sustaining cost[3]	R/2Eoz	9,929	8,045	8,899	8,994	8,707
						GROUP
(333.2)	(188.7)	30.6	6.4	(195.1)	US$m	Basic earnings	Rm	(2,576.3)	76.7	366.3	(2,499.6)	(4,437.4)
(16.8)	(1.3)	148.4	8.2	(9.5)	US$m	Headline earnings	Rm	(117.6)	101.0	1,957.9	(16.6)	(223.9)
679.6	632.0	445.7	316.4	315.6	US$m	Adjusted EBITDA[2]	Rm	4,473.8	3,895.6	5,955.4	8,369.4	9,045.1
13.31	13.24	13.41	12.31	14.18	R/US$	Average exchange rate
1

The Platinum Group  Metals (PGM) production in the SA Region is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US Region is principally platinum  and palladium, referred to as 2E (2PGM)

2

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarity titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 10 of the condensed consolidated preliminary financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

3	See “salient features and cost benchmarks – six months” for the definition of All-in sustaining cost
4	The gold operations’ results for the six months and year ended 31 December 2018 include DRDGOLD Limited (DRDGOLD) for the five months since acquisition
5

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.  PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace. The US PGM operations results for the year ended 31 December 2017 are for eight months since acquisition (in May 2017)

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Stock data for the six months ended 31 December 2018		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R7.08 to R12.51
- at 31 December 2018	2,266,260,491	Average daily volume	8,590,802
- weighted average	2,265,988,074	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	78%	Price range per ADR	US$2.05 to US$3.40
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	3,729,191

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       1

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

The significant improvement in the safety performance across the Group in H2 2018, which has re-established and improved on our previous industry-leading safety performance, was a notable and welcome highlight. The Group achieved six and a half million fatality free shifts on 14 February 2019, during a fatality free run since mid-August 2018, and which has continued into February 2019. Whilst this significant safety milestone has gone a long way to restoring market confidence in Sibanye-Stillwater as a responsible operator following the acute concerns in H1 2018, we will remain focused on maintaining and improving on our safe production performance as our first priority at all of our operations.

Despite the numerous challenges we faced during the year, it was extremely pleasing to note the manner in which the Sibanye-Stillwater team pulled together to proactively address these challenges. I firmly believe that the Group has ultimately emerged stronger, and better positioned to continue delivering superior value to all stakeholders.

The PGM operations in both Southern Africa (SA) and the United States (US), maintained steady operating performances, with revenues benefiting significantly from higher palladium and rhodium prices in 2018. The benefits of the Group’s well timed diversification into the PGM sector as well as the geographical diversification resulting from the acquisition of Stillwater, are clearly evident in the financial results, with the solid operating and financial performance of the PGM operations compensating for the operational challenges experienced at the SA gold operations.

The Group’s dominant source of earnings is now our US PGM operations, which accounted for approximately 50% of Group adjusted EBITDA in 2018, with the adjusted EBITDA margin for the US PGM underground operations, increasing from 43% in 2017 to 46% in 2018, primarily due to the surging dollar palladium price and strong operational performance. The contribution from the SA PGM operations has also increased substantially, due the improved rand PGM basket price and solid, sustained operational performance. In 2018 the SA PGM operations contributed 34% of Group adjusted EBITDA, up from 18% in 2017, with the adjusted EBITDA margin increasing year-on-year from 12% to 19%.

Unfortunately, the emerging recovery in the operational performance of our SA gold operations in H2 2018 was interrupted by the strike called by the Association of Mineworkers and Construction Union (AMCU) on 21 November 2018. While ostensibly related to wages, we believe that this irresponsible action was undertaken to promote an alternative, more parochial agenda. Response plans have been put in place to maintain peace and stability in order to ensure the safety of our employees as far as possible, and mitigate financial losses by optimising production through the concentration of underground mining activity to specific operating areas, and reducing fixed costs by switching off services and utilities across areas where production activity has been suspended. Whilst these strike plans have been implemented across the operations, the strike action continues to impact on our operations to varying extents.

The AMCU strike action has continued into 2019, despite the other unions having secured a majority membership. Continued legal and procedural challenges have been raised by AMCU since then, which have maintained the protected status of the strike. We continue to pursue all avenues to bring this destructive strike action to an end and ensure the wellbeing of our employees.

Despite a flat average rand gold price received year-on-year, the impact of the safety incidents and other unanticipated operational disruptions as well as the strike, caused production from the core SA gold operations to decrease by 2,345kg (75,390oz), resulting in adjusted EBITDA from the SA gold operations declining by 74% to R1,362 million. The SA gold operations contributed only 16% of Group adjusted EBITDA in 2018, compared with 58% in 2017, with the adjusted EBITDA margin declining from 23% in 2017 to 7% in 2018.

Irrespective of the strike action, certain business units at the SA gold operations have experienced ongoing losses, and restructuring has become imperative to establish a sustainably profitable operating footprint. This led to the Company giving notice on 14 February 2019, in terms of Section 189A of the Labour Relations Act (Section 189A), that it would be commencing formal consultations with employees and other stakeholders regarding possible restructuring of specific business units at its SA gold operations.

Proactive steps to address our balance sheet leverage were taken during the year, with the US$500 million stream transaction which was secured in July successfully applied towards reducing our long term debt and financial leverage. Further progress on our deleveraging strategy has been delayed by the sharp decline in adjusted EBITDA from our SA gold operations in 2018, with the Group’s net debt to adjusted EBITDA (Net Debt:adjusted EBITDA) ratio of 2.5x at the end of 2018, only marginally improved on the position at the end of 2017. Having secured an extension of the 3.5x Net Debt:adjusted EBITDA ceiling until the end of 2019 and a covenant holiday for Q1 2019, we have sufficient headroom on our lender covenants and our liquidity remains adequate. Ongoing strength in spot precious metals prices in 2019 is expected to support our deleveraging efforts in the coming year.

Despite delays to the expected conclusion of the proposed Lonmin acquisition, following an appeal by AMCU against the ruling made by the South African Competition Tribunal in November 2018 to approve the acquisition, subject to certain specific conditions imposed on Sibanye-Stillwater, we remain committed to the acquisition and expect the conclusion of the Lonmin acquisition during H1 2019. The increased size and complexity of the SA PGM operations once the Lonmin acquisition has been completed, and the critical importance of restoring the SA gold operations to profitability, will require a more intense medium term management focus. Our organisational structure has therefore been refreshed, with dedicated senior management teams appointed at the SA gold and SA PGM operations to optimise operational performance, and centralised Group functions to provide services and ensure a sharper focus on driving strategic priorities for the Group. The US PGM operations leadership team remains unchanged. The leadership teams will provide dedicated leadership geared to the specific priorities of each operating segment and will actively drive critical strategic portfolios at Group level.

Overall, 2018 was a mixed year during which we experienced an anomalous number of disruptive events concentrated at our South African gold operations. Despite the challenges, we have concluded the year in a strong position to pursue our strategic trajectory of creating superior value for all stakeholders. More specifically we look forward to the value creation flowing into our market valuation as we deliver according to plan in a constructive global climate for precious metals.

Safety

A number of significant safety milestones have been achieved since the 2018 interim results were reported in August 2018. The Group operations have been fatality free since mid-August, recording a total of six and a half million fatality free shifts by 14 February 2019, with the SA PGM operations achieving four million fatality free shifts on 20 February 2018 and the SA gold operations achieving three million fatality free shifts on 31 January 2019. The improvement in the safety performance across the Group in H2 2018, resulted in the Group combined injury rates being essentially flat year-on-year, with a slight deterioration in injury rates at the SA gold operations and the US PGM operations, offset by a significant improvement in injury rates from the SA PGM operations, where the Serious Injury Frequency Rate and Lost Day Injury Frequency Rate improved by 19% and 14% respectively, in the process setting new benchmarks

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       2

for moderate to deep level hard rock mining in South Africa. These are commendable achievements considering the proportion of deep level mining that is conducted across the Group and the number of people who operate in this environment on a daily basis, and are in stark contrast to the fatalities experienced during H1 2018.

This performance has restored and improved on Sibanye-Stillwater’s historical, industry leading safety record, but we are conscious that we operate in a dynamic environment, which can change rapidly, as we experienced in H1 2018, and as such, requires continual vigilance, review and innovation to ensure ongoing improvement towards our ultimate goal of zero harm in the workplace. Nonetheless, the reduction in injury rates since August 2018 gives us confidence that the safety improvement programmes that we have implemented are proving effective, and we remain focused on maintaining our position as the benchmark safety performer in both the SA gold and PGM mining industries.

In this regard, a number of safe production initiatives have advanced considerably, with short term, high-impact interventions vigorously implemented across the operations, and notable progress made with our medium to long term safe production initiatives. These include the constitution of our Global Safe Production Advisory Panel, comprised of five leading safety experts from around the world, to assist in adopting a more forward looking position that anticipates the emergence of new leading safety practices, and investing in the identification and development of new safe production technologies through the DigiMine Partnership with the University of Witwatersrand, complemented by a global academic network of leading mine safety experts. The “Zero Harm Strategic Framework”, which was developed through multi-stakeholder collaboration during three Safety Summits convened by Sibanye-Stillwater, will also guide our long term sustainable safety improvements in 2019 and beyond.

OPERATING AND FInancial OVERVIEW

OPERATING REVIEW

US PGM operations

The US PGM operations delivered a solid operating and financial performance for the year ended 31 December 2018. Mined 2E PGM production for the year of 592,608 2Eoz was towards the upper end of market guidance, reflecting the ongoing buildup of production at Blitz and record production from the East Boulder mine, with AISC of US$677/2Eoz in line with annual guidance. Mined 2E PGM production for H2 2018 of 298,649oz was 5% higher than for H2 2017, reflecting additional production from Blitz. AISC of US$701/2Eoz for H2 2018, reflects the higher AISC of US$769/2Eoz for Q3 2018, arising from higher maintenance costs and planned outages at the metallurgical complex, with AISC for Q4 2018 significantly lower at US$642/2Eoz. AISC for 2018 was also negatively affected by higher royalties resulting from higher PGM prices, with AISC increasing 1% for a 20% increase in the 2E PGM basket price.

After regressing in Q3 2018, the palladium price regained its momentum in Q4 2018, with palladium and rhodium ending the year strongly. The 9%  year-on-year increase in the average 2E PGM basket price received to US$1,007/2Eoz, coupled with the strong operating performance, boosted adjusted EBITDA for 2018 to US$314 million (R4,152 million) with the average adjusted EBITDA margin of the underground operations increasing from 43% for 2017 to 46% for 2018 and adjusted EBITDA from the US PGM operations as a whole (including the lower margin recycling operations) increasing from 23% for 2017 to 26% for 2018.

Despite the ongoing rebuild and expansion of the second electric furnace (EF2), the Columbus Metallurgical Complex performed well, processing 619,683oz of mined 2E PGM and 686,592oz of recycled 3E PGM. The recycling division averaged 22.0 tonnes of feed material per day in 2018,  compared to an average feed rate of 23.9 tonnes per day in 2017. This is a noteworthy achievement, given the smelting constraints experienced by the Metallurgical Complex during the year. The re-commissioning of EF2 during January 2019 adds additional smelter capacity and significantly enhance flexibility for the balance of the year.

Capital expenditure of US$214 million was marginally lower than market guidance of US$220 million. This capital expenditure is evenly split between sustaining and growth/project capital for the ongoing development and production ramp-up from Blitz. Blitz is on schedule, with three stope blocks successfully commissioned and in production. Two additional stopes are scheduled for commissioning in 2019, adding a further 40,000 2Eoz – 60,000 2Eoz of annual production. Ten producing areas/stopes are expected to be commissioned at Blitz by late 2021, adding an average of 300,000 2Eoz of annual production from 2022.

Higher forecast capital expenditure for 2019 of between US$235 million and US$245 million, includes incremental capital associated with the Fill the Mill Project (FTM) at the East Boulder mine, which was recently approved by the Board. The FTM is forecast to deliver approximately 40,000oz of annual 2E PGM production from late 2020, over a 10 year period, through an incremental expansion of mining and certain support facilities at the East Boulder Mine and Columbus Metallurgical Complex. The incremental cost of the project approximates US$29 million (capital expenditure of US$19 million and additional operating costs of US$10 million), with the project yielding an NPV of more than US$100 million (an IRR of approximately 88%) at conservative consensus prices. Critically, the additional production from the FTM is expected to reduce operating costs at the East Boulder mine by approximately 5% over the project’s 10-year life.

The positive basket price momentum from the December 2018 quarter, has continued into 2019, with the current spot 2E PGM basket price of approximately US$1,330/2Eoz (at 19 February 2019), 32% higher than the average realised 2E PGM basket of US$1,007/2Eoz in 2018, and 72% higher than the prevailing 2E PGM price of approximately US$770/2Eoz when the acquisition of Stillwater was announced in 2016. This bodes well for operating margins, adjusted EBITDA and underlying cash flow generation from the US PGM operations in 2019.

SA PGM operations

The SA PGM operations continued to perform strongly, with full year 4E PGM production of 1,175,672oz for the year ended 31 December 2018, exceeding the upper limit of guidance, and average AISC well below the lower guidance limit of R10,750/4Eoz (US$825/4Eoz). 4E PGM production of 606,506oz for H2 2018 was marginally higher than for the comparable period in 2017, with AISC of R10,706/4Eoz (US$755/4Eoz) 3% higher year-on-year, but well below South African annual inflation rates.

Kroondal again delivered record production of 134,712oz in H2 2018, 6% higher than its previous best performance, which was achieved in H2 2017. Kroondal AISC of R9,547/4Eoz (US$673/4Eoz) was 5% lower than for the same period in 2017, primarily benefiting from higher production as well as a chrome by-product credit of R233 million which was realised during the period.

Production from Rustenburg was 1% lower than for H2 2017 at 399,628oz, due to lower surface production, with underground production consistent with H2 2017. AISC at the Rustenburg operations was 5% higher year-on-year at R11,141/4Eoz (US$786/4Eoz),

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       3

with solid cost management offsetting a number of above inflation cost increases (including wages and electricity), higher capital expenditure and royalties when compared to the comparable period in 2017.

Attributable 4E PGM production from Mimosa of 62,306oz was 2% lower than for H2 2017, with the operations performing well despite the turbulent political and economic environment in Zimbabwe.

Despite ongoing weakness in the platinum price, the average 4E PGM basket price for H2 2018 was 13% higher at R14,729/4Eoz (US$1,039/4Eoz) than for H2 2017, mainly due to significant increases in palladium and rhodium prices (which comprise approximately 31% and 9% of the 4E prill split respectively) and a weaker rand exchange rate. The average 4E PGM basket price for the year ended 31 December 2018 of R13,838/4Eoz (US$1,045/4Eoz), was 10% higher year-on-year.

The significant leverage of the SA PGM operations to the higher basket prices as a result of a disciplined operating performance is evident in the 67% year-on-year increase in adjusted EBITDA to R1,881 million (US$136 million) for H2 2018. Similarly, adjusted EBITDA for the full year of R2,882 million (US$218 million) was 81% higher than for 2017, with the adjusted EBITDA margin increasing from 12% in 2017 to 19% in 2018. As with the US PGM operations, the spot 4E PGM basket price (AT 19 February 2019) of approximately R16,860/4Eoz (US$1,200/4Eoz), if sustained, suggests further gains in adjusted EBITDA and cash flows from the SA PGM operations in 2019.

Impact of changes to processing arrangements for the Rustenburg operations from 1 January 2019

In line with Sibanye-Stillwater’s mine-to-market PGM strategy and according to the processing agreements with Anglo American Platinum Limited (Anglo Platinum), the processing arrangement for Rustenburg production changed from a Purchase of Concentrate arrangement (PoC) to a Toll processing arrangement from 1 January 2019.

In terms of the PoC arrangement, Sibanye-Stillwater delivered metals concentrate from the Rustenburg operations to Anglo Platinum for smelting and refining, with Anglo Platinum retaining a percentage of the metal in concentrate as payment for processing the concentrate. The cost of this PoC charge was offset against revenue and reflected as an equivalent discount to the average 4E PGM basket price.

In terms of the Toll arrangement, Sibanye-Stillwater will pay an agreed rate to Anglo Platinum to smelt and refine concentrate from the Rustenburg operations, but will own and sell all the refined metal  produced. From a reporting perspective, Sibanye-Stillwater will no longer reflect a discount in its revenue and will receive the full average 4E PGM basket price, though costs and unit costs will be higher than under the PoC arrangement, reflecting the additional tolling costs.

At the current spot 4E PGM basket price, the net result of this contractual change has a positive financial impact, with the increased revenue more than offsetting the additional toll cost, and as a result is beneficial both commercially and strategically. The change in the arrangement however results in a delay in the recognition of revenue, due to the point of sale being extended to the end of the processing pipeline, which affects the recognition of revenue for 2019.

Under the PoC arrangement, a sale was recognised and accounted for on delivery of concentrate to Anglo Platinum, as the risks and rewards of ownership passed to Anglo Platinum pursuant to the sales contract. The sales price was previously determined on a provisional basis and adjustments to the sales price were made, based on movements in the metal prices up to the date of final pricing. Under the toll arrangement a sale will only be accounted for after the refined metals are sold, approximately four months after delivery of the concentrate to Anglo Platinum, which from an accounting perspective, is the point when the risks and rewards of ownership are transferred to the customer.

This change results in:

•	the revenue recognition cycle being delayed, with minimal revenue and earnings recognised from the Rustenburg operations during Q1 2019, with an associated deferral of the recognition of costs
•	a permanent increase in Inventory, and a similar reduction in trade receivable balances, so the net impact on working capital is minimal and
•	cash flow is largely unaffected

As a result of these changes, adjusted EBITDA from the Rustenburg operations will not be recognised during Q1 2019, which will impact our Net Debt: adjusted EBITDA leverage ratios during the transition of the commercial arrangements. Following further discussions with our lenders, a covenant holiday for Q1 2019 has been agreed. We consequently have sufficient headroom on our lender covenants, and liquidity remains adequate.

SA gold operations

As announced on 1 August 2018, all conditions precedent to the DRDGOLD Limited (DRDGOLD) transaction were met and the transaction was implemented on 31 July 2018. Sibanye-Stillwater consolidated DRDGOLD in its operating and financial results from 1 August 2018 and the current operating results include 1,870kg (60,122oz) from DRDGOLD.

Total gold production, including DRDGOLD, declined by 16% year-on-year to 36,600kg (1,176,600oz) primarily due to the impact of the anomalous H1 2018 safety incidents and other operational disruptions (the disruption of electrical power to the Beatrix operations and seismic damage to infrastructure at the Driefontein 1 and Kloof 3 shafts) and the AMCU strike in the second half of the year, as well as the cessation of underground mining at the Cooke operations in late 2017, which accounted for 956kg (30,736oz) or 32% of the reduction. On a like for like basis, gold production (excluding DRDGOLD and the Cooke underground operations) also declined by 16% year-on-year to 34,676kg (1,114,800oz).

The impact of the 16% decline in production year-on-year is evident in the 15%  increase in AISC for 2018 to R557,530/kg (US$1,309/oz), despite cost of sales before amortisation and depreciation (including DRDGOLD and the Cooke underground operations) remaining flat year-on- year. The significant fixed overhead cost component (over 80% of operating costs) for the SA gold operations, makes costs very sensitive to production volume changes and as a result, unit costs such as AISC invariably increase with reductions in production volumes.

Like-for-like production from the SA gold operations (excluding DRDGOLD and the Cooke underground operations), for H2 2018, declined by 24%  to 16,066kg (516,523oz). Cost of sales before amortisation and depreciation for H2 2018 increased in absolute terms by approximately 4% to R9,326 million (US$657 million). AISC was negatively impacted by the production disruptions as detailed above and increased by 24% year-on-year, to R596,100/kg (US$1,308/oz).

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       4

Underground production from the Driefontein operations of 3,603kg (115,839oz) for H2 2018, was 45% lower year-on-year, due to repairs to the footwall infrastructure of the Masakhane shaft in H2 2018, following the seismic damage in May 2018 and impact of the AMCU strike, with Driefontein the worst affected of our SA gold operations.  The footwall infrastructure at the Masakhane shaft has been successfully rehabilitated, but the anticipated production buildup in the area has been delayed by the strike. Gold production from surface sources decreased by 78% to 180kg (5,787oz) due to the depletion of surface reserves and the disposal of No. 2 and No. 3 Plants to DRDGOLD. AISC was significantly impacted by the decline in production, with AISC for H2 2018 increasing by 73% to R866,984/kg (US$1,902/oz), despite cost of sales before amortisation and depreciation decreasing by 12%. The possible restructuring of specific shafts at Driefontein and a recovery in volumes once the strike has ended is expected to return the operation to profitability during 2019.

Underground production from the Kloof operations decreased by 23% to 6,165kg (198,210oz) compared with the same period in 2017. Production volumes decreased by 22%, most notably at 3 and 4 Shafts, which were affected by the trauma caused by the H1 safety incidents and the AMCU strike. Surface production increased by 45% to 1,183kg (38,037oz) due to the additional milling capacity as a result of the lower underground production and the decision to process Kloof surface material at Driefontein and Ezulwini. Lower gold production was again the primary factor driving a 23% increase in AISC to R517,096/kg (US$1,134/oz).

At the Beatrix operations, underground gold production for H2 2018 decreased by 11% to 4,016kg (129,117oz), primarily due to the strike that affected production in Q4 2018. Gold production from surface sources increased by 59% to 140kg (4,501oz), due to a 27% increase in throughput mainly as a result of the strike impacting underground production volumes. As a result of lower production, AISC increased by 6% to R532,603/kg (US$1,168/oz).

Underground production from the Cooke Operations decreased by 93% to 74kg (2,379oz) following the cessation of underground operations in November 2017, with final clean-up by December 2017. No underground gold was subsequently produced from the Cooke operations other than the clean-up of mud dams. Surface gold production increased by 87% to 731kg (23,502oz) due to a 94% increase in processed volumes (to 2,293,000t) due to the inclusion of Dump 38 and the acquisition of third party material, which resulted in an additional 312kg (10,031oz) of gold for the period under review.

The average received rand gold price for 2018 of R535,929/kg (US$1,259/oz) was flat year-on-year, which, combined with the significant decline in production, resulted in adjusted EBITDA from the SA gold operations declining to R1,362 million (US$103 million) from R5,309 million (US$399 million) in 2017. The spot gold price has increased in 2019, with the current spot price (at 19 February 2019) of approximately R605,000/kg (US$1,341/oz), 12% higher than the 2018 average price, which will significantly benefit earnings and cash flow from the SA gold operations, once production volumes have normalised.

S189 consultation

Whilst the profitability of the SA gold operations is currently distorted by the production impact of the safety incidents and ongoing strike action, there are fundamental profitability issues, particularly at the Driefontein 2,6,7,8 shafts and at Beatrix 1 shaft. These will be addressed through consultation with stakeholders in terms of Section 189A of the Labour Relations Act, with notice in this regard given to stakeholders on 14 February 2019.

This follows notices which were issued under Section 52(1)(a) of the MPRDA in October 2018 in respect of both Beatrix and Driefontein, advising stakeholders of the marginal profitability of the mining rights that should have prompted engagements with the stakeholders on each of the mines around measures that could be taken to secure improved financial sustainability. Sadly, such constructive engagements did not transpire, as strike-related issues dominated the intervening period.

Through the formal Section 189A consultation process, the Company and affected stakeholders will together consider measures to avoid and mitigate possible retrenchments of up to 5,780 employees and 800 contractors, and seek alternatives to the potential cessation or downscaling of operations at the affected shafts. We are confident that this process will reposition the SA gold operations for sustainable, profitable safe production.

Financial ReView

The inclusion of the US PGM operations for the full year in 2018 (compared with eight months in 2017), and the cessation of the Cooke underground operations in November 2017, together with the full consolidation of DRDGOLD’s operational and financial results from 1 August 2018, distorts a direct comparison between the 2018 and 2017 financial results. For a detailed financial review including a like-for-like reconciliation, see “Financial and operating review of the Group”.

The solid production results from both the US and SA PGM operations and higher PGM basket prices, offset lower revenue from the SA gold operations, due to the operational disruptions and a flat rand gold price year-on-year.

Group revenue for 2018 of R50,656 million was 10% higher than for the comparable period in 2017, with a 73% increase in revenue from the US PGM operations and a 14% increase in revenue from the SA PGM operations This offset a 16% decline in revenue from the SA gold operations.

Group adjusted EBITDA in 2018 of R8,369 million (US$632 million) declined by 7% from R9,045 million (US$680 million) for 2017, despite adjusted EBITDA from the US PGM operations and SA PGM operations increasing by 94% and 81%, respectively. The 16% decline in gold production caused an 74% decline in adjusted EBITDA from the SA gold operations.

Group Free Cash Flow (FCF) was similarly impacted by the operational disruptions experienced by the SA gold operations. The Group recorded negative FCF of R12 million (US$1 million) for 2018, which was an R850 million (US$ 64 million) improvement relative to the comparable period in 2017, with negative FCF of R1,093 million (US$83 million) from the SA gold operations, offset by a tenfold increase in FCF from the SA PGM operations to R881 million (US$67 million) and FCF from the US PGM operations of R387 million (US$29 million), which was significantly higher than negative FCF of R483 million (US$36 million) for 2017. The significant increase in precious metals prices in 2019 thus far, if sustained, will have extremely positive implications for Group FCF for 2019.

The US$500 million stream, which was raised in July 2018 was well timed, with the proceeds applied to reduce debt. Net debt at 31 December 2018 of R21,269 million was 8% lower than at the end of 2017 as a result.  From a Group leverage perspective however, the benefits of the reduction in debt were largely offset by the 7% decline in adjusted EBITDA discussed above, with the Group’s Net Debt:adjusted EBITDA ratio of 2.5x at the end of 2018, only marginally improved on the 2.6x ratio at the end of 2017. The outlook for Group earnings and cash flow however is more positive however, with continued strength in spot precious metals prices in 2019, if sustained, positive for Group cash flow and supportive of meaningful deleveraging during the course of the year.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       5

The leverage covenant is calculated using the trailing 12 month adjusted EBITDA. Due to the lagging impact of lower adjusted EBITDA for 2018 and the change in our processing arrangements with Anglo Platinum on the Group’s leverage ratios, the Sibanye-Stillwater Board deemed it prudent to obtain approval to extend the 3.5x Net Debt:adjusted EBITDA upper limit of the existing debt covenants until the end of 2019.

The impact of the change from PoC to a toll processing arrangement for concentrate on reporting of revenue and costs from the Rustenburg operations and the impact on the Q1 2019 financials, and consequently the debt covenants with our lenders,  has been covered in the SA PGM operations section of this report.

CORPORATE ACTION

SFA (Oxford)

In 2016, with the acquisition of Aquarius Platinum, Sibanye-Stillwater entered the PGM sector. This entry was underpinned by extensive market research on PGM market fundamentals, which identified an opportunity at a favourable phase in the commodity cycle. This fundamental knowledge base has underpinned the Group’s continued growth in the PGM markets, and provided an informed view of automobile markets, specifically positioning the Group to understand and project future power train scenarios as related to internal combustion engines, hybrid electric, battery electric and fuel cell powered vehicles. The continued understanding of both automobile market forces and analysis of likely advances in battery and power train technologies will provide Sibanye-Stillwater with an opportunity to continue to leverage off this knowledge base in order to position Sibanye-Stillwater to play an ongoing, significant role in delivery of metals necessary for future power train requirements to the market.

To support the implementation of this strategic positioning, Sibanye-Stillwater has agreed to acquire SFA (Oxford) (pending certain conditions), an established analytical consulting company that is a globally recognised authority on PGMs and has for several years provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies.

The acquisition cost compares favourably to the cost of setting up a similar analytical and research group internally but significantly leapfrogs the time required to build up the intellectual knowledge.    While Sibanye-Stillwater will have board representation consistent with its equity holding, SFA (Oxford) will continue to operate as an independent company, continuing to provide services to global clients on metal market analysis.  As a result of the continued independent consulting services provided by SFA (Oxford), it is expected to be operating cost neutral to Sibanye-Stillwater.  Post completion of the acquisition of SFA (Oxford), Sibanye-Stillwater will retain an 80% equity stake in the company with the balance being apportioned to an employee ownership scheme to serve as both an incentive and retention scheme. In this regard, Stephen Forrest will remain as Chairman of the SFA (Oxford) board and a non-executive director, Jim Sutcliffe, will be appointed to the SFA Oxford board.

The proposed Lonmin acquisition

On 14 December 2017 an all share offer by Sibanye-Stillwater to acquire 100% of Lonmin plc was announced. The Board of Sibanye-Stillwater believes that the proposed acquisition is a logical step in further progressing its PGM strategy, during a low phase in the platinum price cycle and is value accretive for Sibanye-Stillwater shareholders. On 19 December 2018, it was announced that AMCU had filed an appeal against the ruling made by the South African Competition Tribunal to approve the proposed acquisition. The Competition Appeal Court of South Africa (the CACSA) has set down 2 April 2019 as the date for the hearing of the appeal. As announced on 15 January 2019 Sibanye-Stillwater and Lonmin have agreed to extend the long-stop date for completion of the proposed acquisition to 30 June 2019.

1

The Lonmin acquisition remains subject to a number of conditions, including relevant approvals by Lonmin and Sibanye-Stillwater shareholders and the approval of the High Court of Justice of England and Wales. For further information in relation to the proposed acquisition, refer to offer announcement dated 14 December 2017, available on https://www.sibanyestillwater.com/investors/transactions/lonmin

Net ASSET value

Sibanye-Stillwater has consciously undergone a significant transformation, from a limited-life, high-cost South African gold producer, when it was unbundled in February 2013 from Gold Fields Limited, into a leading global precious metals producer. A successful turnaround at the SA gold operations enabled R4.1 billion to be returned to shareholders in the first five years, at an average dividend yield of 4.9%, which was equivalent to 41% of the market capitalisation on listing. Subsequent strategic growth in the PGM industry has established Sibanye-Stillwater as one of the largest PGM producers globally within three years and during a low phase in the PGM price cycle.

The Aquarius Platinum and Rustenburg operations were respectively acquired in April and November 2016, when the 4E PGM basket price was between R11,800/4Eoz and R12,400/4Eoz. The transformative Stillwater transaction was concluded in May 2017, when the 2E basket price was approximately US$880/oz. The significant increase in PGM basket prices since these transactions were concluded, with the 4E PGM basket spot price at R16,860/4Eoz and the 2E PGM basket spot price at approximately US$1,330/2Eoz, has substantially enhanced earnings and cash flow from our PGM operations, as well as resulting in a significant uplift in the value of our PGM acquisitions.

At current market consensus commodity prices and exchange rates, and based on our Life of Mine (LoM) plans (discounted at an average rate of approximately 7.5% real), we have determined a NAV for the Group of approximately R80 billion. At spot precious metals prices (at 18 February 2019), the NAV increases to approximately R101 billion. Sibanye-Stillwater is currently trading at a 0.35x price to NAV, which is substantially lower than the average price to NAV of its South African gold and PGM peers. Our primary focus in 2019 will be to ensure that the inherent value in our NAV flows through into our share price to reduce the price to NAV discount, through consistent operational and financial delivery that reflects the benefits of the improved gold and PGM commodity price environments.  Aspects beyond management control such as volatile commodity prices, cost escalation, production disruptions, and changes to tax and other regulations could however, materially impact the Group NAV.

OUTLOOK

Mined 2E PGM production from the US PGM operations for 2019, is forecast at between 645,000oz and 675,000oz, due to the continued production buildup from Blitz. AISC is forecast to be between US$690/2Eoz – US$730/2Eoz, with the majority of the expected AISC increase attributed to increased capital expenditure and as a result of higher royalties due to the higher PGM basket price.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       6

Total capital spend for the year is guided at between US$235 million and US$245 million for the year. Approximately half of this anticipated spend is growth capital in nature, including expenditure on the FTM.

4E PGM production from the SA PGM operations for 2019 is forecast at between 1,000,000oz and 1,100,000oz with AISC between R12,500/4Eoz and R13,200/4Eoz (US$922/4Eoz and US$974/4Eoz), reflecting the transition to the toll processing arrangement. Capital expenditure is forecast at R1400 million (US$103 million), which includes approximately R230 million (US$17 million) of project capital.

Guidance for the SA gold operations will be provided once the protracted AMCU strike has been terminated and the S189 process has been completed.

The dollar costs are based on an average exchange rate of R13.55/US$.

The extent and severity of the challenges that Sibanye-Stillwater faced, and dealt with, in 2018 is unprecedented, and whilst a number of challenges still face us, the manner in which the Sibanye-Stillwater team has responded to and dealt with the various crises, gives me confidence that we are well positioned to continue delivering superior value to all of our stakeholders.

Our significant investment in the PGM industry was not made lightly and was against conventional market wisdom. The fruits of this contrarian, but carefully considered strategy have already delivered tangible benefits, which are not yet reflected in our market valuation. A positive and sustainable fundamental outlook for PGMs is increasingly being accepted and Sibanye-Stillwater’s commodity mix and geographical diversification offers a unique investment opportunity.

I am confident that the Section 189A consultations with stakeholders regarding the future of certain shafts at our SA gold operations, will result in a more stable and profitable business segment, which will contribute positively to Group earnings in future.

Precious metal prices, particularly palladium and rhodium, have surged in 2019, with the recent depreciation of the rand US dollar rate, which is a significant revenue driver, boosting revenues for South African mining companies. The operating environment in South Africa remains challenging, though recent political changes and a seemingly more investment oriented approach by the Government, is positive. While structural changes are yet to be seen, general sentiment around the country’s prospects for economic stability and growth have improved.

I am convinced that Sibanye-Stillwater offers tangible fundamental value and is strategically positioned to benefit from any further upside in precious metals prices.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       7

FINANCIAL AND OPERATING REVIEW OF THE GROUP

FOR THE SIX MONTHS ENDED 31 DECEMBER 2018 (H2 2018) COMPARED WITH THE SIX MONTHS ENDED 31 DECEMBER 2017 (H2 2017)

Direct comparison of the SA rand results for the Group is difficult as Stillwater’s results are translated to SA rand at the average exchange rate, which for H2 2018 of R14.18/US$ was 6% weaker than for H2 2017 of R13.41/US$. A direct comparison of Stillwater’s US dollar results, therefore, is also included.

Further to this, the consolidation of DRDGOLD for five months since implementation of the DRDGOLD Transaction on 31 July 2018 makes direct comparison with the financial results for the six months ended 31 December 2017 difficult.

The revenue, cost of sales, before amortisation and depreciation, net other cash costs, adjusted EBITDA and amortisation and depreciation are set out in the table below:

Figures in millions - SA rand

operations, which increased by 6% (13%) due to higher maintenance costs and planned outages at the Metallurgical Complex in Q3 2018, and R6,380 million (US$449 million) at the SA PGM operations, which increased by 5% due to above inflation increases in wages and electricity partly offset by synergies realised. Cost of sales, before amortisation and depreciation at the SA gold operations including DRDGOLD increased by 4% and excluding DRDGOLD of R1,020 million (US$77 million) decreased by 7% to R8,305 million (US$580 million) mainly due to lower production.

Adjusted EBITDA

Adjusted EBITDA includes other cash costs, and care and maintenance. Care and maintenance at the Cooke operations for H2 2018 was R291 million (US$20 million) (H2 2017: R122 million (US$9 million)).

Adjusted EBITDA is shown in the graph below:

Amortisation and depreciation

Amortisation and depreciation increased by 10% to R3,519 million (US$248 million). This included US$86 million (R1,210 million) from the US PGM operations, which increased by 2% (8%) and R573 million (US$41 million) from the SA PGM operations, which increase by 32% as the useful lives of the individual assets were reassessed at 1 January 2018. Amortisation and depreciation at the SA gold operations including DRDGOLD increased by 5% and excluding DRDGOLD of R58 million (US$4 million) increased by 2%.

Finance expense

The finance expense increased to R1,751 million (US$124 million) from R1,532 million (US$114 million). The increase was primarily due to accelerated unwinding of the 6.125% Notes due on 27 June 2022 (the 2022 Notes), 7.125% Notes due on 27 June 2025 (the 2025 Notes) and the US$ Convertible Bond, and unwinding of the deferred revenue related to the streaming transaction.

Sibanye-Stillwater’s average outstanding gross debt, excluding the Burnstone Debt, was approximately R25.1 billion during H2 2018 compared with approximately R26.9 billion during H2 2017. The gross borrowings, excluding the Burnstone Debt decreased from R26.9 billion at 30 June 2018 to R23.4 billion at 31 December 2018 mainly due to the repurchase of a portion of the 2022 and 2025 Notes and US$ Convertible Bond. For additional information on Sibanye-Stillwater’s borrowings see note 10 of the financial statements.

Gain/loss on financial instruments

The net gain on financial instruments of R994 million (US$71 million) for H2 2018 compared with a net loss of R853 million (US$64 million) for H2 2017. This net gain included gains on the revised cash flows of the Burnstone Debt of R805 million (US$57 million), and share-based payment (on BEE transaction obligation) of R272 million (US$19 million) and revised cash flows of the Deferred Payment of R151 million (US$11 million) (related to the Rustenburg operations acquisition). These gains were partly offset by fair value losses on the derivative financial instrument of R132 million (US$9 million) and rand gold forward sale contracts of R89 million (US$6 million).

	H2 2018	H2 2017	% change
Revenue	26,746	26,692	-
 US PGM operations	8,432	7,215	17
 SA PGM operations	8,365	7,279	15
 SA gold operations, excluding DRDGOLD	8,928	12,198	(27)
 DRDGOLD	1,048	-	100
 Group corporate[1]	(27)	-
Cost of sales, before amortisation and depreciation	(21,872)	(20,496)	(7)
 US PGM operations	(6,167)	(5,439)	(13)
 SA PGM operations	(6,380)	(6,100)	(5)
 SA gold operations, excluding DRDGOLD	(8,305)	(8,957)	7
 DRDGOLD	(1,020)	-	(100)
Net other cash costs	(400)	(241)	(66)
 US PGM operations	-	(1)	100
 SA PGM operations	(104)	(51)	(104)
 SA gold operations, excluding DRDGOLD	(305)	(189)	(61)
 DRDGOLD	9	-	(100)
Adjusted EBITDA	4,474	5,955	(25)
 US PGM operations	2,265	1,775	28
 SA PGM operations	1,881	1,128	67
 SA gold operations, excluding DRDGOLD	319	3,052	(90)
 DRDGOLD	36	-	100
 Group corporate	(27)	-	100
Amortisation and depreciation	(3,519)	(3,203)	(10)
 US PGM operations	(1,210)	(1,118)	(8)
 SA PGM operations	(573)	(434)	(32)
 SA gold operations, excluding DRDGOLD	(1,678)	(1,651)	(2)
 DRDGOLD	(58)	-	(100)

[1] The streaming transaction (note 14) not recognised in Stillwater segment.

Revenue

Revenue was flat at R26,746 million (US$1,884 million) from R26,692 million (US$1,995 million). Revenue from the US PGM increased by 10% to US$594 million (17% to R8,432 million) and the SA PGM operations increased by 15% to R8,365 million (US$593 million), mainly due to the higher average basket price received compared with H2 2017. Revenue from the SA gold operations including DRDGOLD decreased by 18% and excluding DRDGOLD of R1,048 million (US$79 million), revenue decreased by 27% to R8,928 million (US$619 million) The significant operational challenges experienced at the SA gold operations during H1 2018, additional safety improvement interventions undertaken and the AMCU strike at the end of 2018 affected production.

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 7% to R21,872 million (US$1,540 million). This included US$434 million (R6,167 million) at the US PGM

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       8

Gain on foreign exchange differences

The net gain on foreign exchange differences of R959 million (US$71 million) for H2 2018 compared with a net loss of R42 million (US$3 million) for H2 2017. The net gain was mainly due to foreign exchange gains on financial assets as the closing exchange rate at 31 December 2018 of R14.35/US$ was 16% weaker than R12.36/US$ at 31 December 2017.

Non-underlying items

Impairments

Ongoing losses experienced at the Driefontein and Beatrix operations negatively affected Group cash flow as well as the sustainability and economic viability of other operations in the SA region. As a result a decision was taken at 31 December 2018, to impair the Driefontein and Beatrix mining assets by R2,172 million and R167 million, respectively, and the goodwill allocated to the SA gold operations by R436 million. In addition, development of the Burnstone project is deferred and as a result a decision was taken at 31 December 2018 to impair the Burnstone development assets by R194 million.

Gain on derecognition of borrowings and derivative financial instrument

On 5 September 2018, Sibanye-Stillwater concluded the US$ Convertible Bond tender process. An aggregate principal amount of US$66 million for a total purchase price of approximately US$50 million was repurchased. Sibanye-Stillwater funded the repurchase from existing cash resources, including the US$500 million advance proceeds of the streaming transaction with Wheaton Precious Metals International Limited. On 16 September 2018, Sibanye-Stillwater concluded the 2022 and 2025 Notes tender process. The total purchase price was approximately US$345 million (with a nominal value of US$349 million) and was also funded from existing cash resources, including the US$500 million advance proceeds of the streaming transaction.

As a result, a gain on early settlement of the borrowings of R230 million (US$17 million) was recognised in profit or loss.

Mining and income tax

The mining and income tax charge of R999 million (US$75 million) for H2 2018 compares with the credit of R2,532 million (US$190 million) for H2 2017 due to a significant deferred tax adjustments recognised in the periods. During H2 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations. The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership). This resulted in an increase in the estimated deferred tax rate relating to the US PGM operations and a deferred tax charge of R1,545 million (US$108 million). The deferred tax credit for H2 2017 was mainly due to the impact of the federal tax reform legislation enacted in the US on 22 December 2018. From 1 January 2018, the federal corporate income tax rate reduced from 35% to 21%, which, together with other immaterial changes in tax base, resulted in a decrease of R2,532 million (US$205 million) in the US PGM operations’ net deferred tax liabilities and a corresponding deferred tax benefit in H2 2017.

Liquidity and capital resources

Free cash flow

Sibanye-Stillwater defines free cash flow as net cash from operating activities, before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.

Figures in million - SA rand
	H2 2018	H1 2018	H2 2017
US PGM operations	281	106	(137)
SA PGM operations	440	441	197
SA gold operations	(564)	(529)	(1,140)
Group corporate and recycling	(187)	-	-

After net interest paid of R676 million (US$47 million), net other investing activities of R699 million (US$50 million) and net loans repaid of R4,702 million (US$359 million), cash at 31 December 2018 increased to R2,549 million (US$178 million) from R2,100 million (US$153 million) at 30 June 2018.

Mineral resources and mineral Reserves

On 20 February 2019, Sibanye-Stillwater reported an updated of its Mineral Resources and Mineral Reserves at 31 December 2018.

•

Total group PGM Mineral Reserves increase by 4% from 44.261Moz to 46.062Moz, primarily due to ongoing reserve definition drilling at the Blitz Project at Stillwater, where approximately 3.294Moz of Mineral Reserves were added at a 2E PGM grade of 23.7g/t

•	Total group PGM Mineral Resources were stable at 204.373Moz
•

Total Mineral Reserves at the SA gold operations were 12.108Moz, a 9% year-on-year decline, primarily as a result of the restructuring of marginal operations (2.373Moz) and depletion (1.162Moz), partially offset by the successful conversion of Mineral Resources to Mineral Reserves at the Kloof operations (+1.204 Moz) and the inclusion of attributable (38.05%) DRDGOLD Mineral Reserves (2.245Moz) following the sale of certain the West Rand Tailings Retreatment Project (WRTRP)assets to DRDGOLD

•

Total SA gold Project Mineral Reserves decreased by 64% to 4.476Moz primarily due to the sale of certain WRTRP Mineral Reserves to DRDGOLD and the decision to cease further development at the Driefontein Depth Extension Project as part of a rigorous capital and economic review of the SA gold operations

•	Total gold Mineral Resources increased by 12.789 Moz to 104.221Moz primarily due to the inclusion of DRDGOLD Mineral Resources attributable to Sibanye-Stillwater
•

Total group copper Mineral Resources increased marginally to 18,795.8Mlb (an increase of 0.7%), due to the inclusion of the attributable Rio Grande Project Mineral Resources, following the successful transaction with Regulus Resources Inc. and Aldebaran Resources Inc.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       9

change in board of directors

Harry Kenyon-Slaney was appointed as an independent non-executive director with effect from 16 January 2019. Harry has over 34 years of experience in the mining industry, principally with Rio Tinto PLC. He is a geologist by training and his experience spans operations, marketing, projects and business development. Harry is currently non-executive chairman of Gem Diamonds Limited, a non-executive Director of Petropavlovsk plc and a senior advisor to McKinsey & Co. where he uses his wide experience to support operational, health and safety and business transformation programmes.

The acquisition of Stillwater in May 2017, increased 2E PGM Mineral Reserves by 21.903Moz and 2E PGM Mineral Resources by 80.463Mozr additional details relating to the Mineral Resources and Mineral Reserves, refer to the SENS announcement on [■] February 2019, available on the Company’s website.For additional details relating to the Mineral Resources and Mineral Reserves see the SENS Announcement on [■] February 2019, available on the Company’s website.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       10

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS

SA and US PGM operations

			GROUP	SA REGION								US REGION
			Total SA and US PGM	Total SA PGM			Kroondal	Plat Mile	Rustenburg		Mimosa	Total US PGM Stillwater
Attributable				Total	Under- ground	Surface	Attributable	Surface	Under- ground	Surface	Attributable	Under- ground[1]
Production
Tonnes milled/treated	000't	Dec 2018	14,096	13,407	6,435	6,972	2,031	3,964	3,700	3,008	704	689
		Jun 2018	13,084	12,434	5,945	6,489	1,835	3,748	3,412	2,741	698	650
		Dec 2017	13,492	12,857	6,257	6,600	1,966	3,857	3,587	2,743	704	635
Plant head grade	g/t	Dec 2018	2.64	2.02	3.24	0.89	2.49	0.66	3.59	1.18	3.57	14.68
		Jun 2018	2.66	2.00	3.25	0.84	2.48	0.60	3.61	1.21	3.56	15.35
		Dec 2017	2.71	2.10	3.28	0.98	2.45	0.63	3.69	1.47	3.58	15.13
Plant recoveries	%	Dec 2018	75.74	69.77	83.56	23.30	82.92	11.65	85.00	31.93	77.23	91.23
		Jun 2018	77.26	71.77	83.77	28.44	82.35	10.66	85.28	38.76	77.95	91.35
		Dec 2017	75.32	69.49	83.78	24.27	81.88	13.48	85.47	30.77	78.12	90.82
Yield	g/t	Dec 2018	2.00	1.41	2.71	0.21	2.06	0.08	3.05	0.38	2.75	13.48
		Jun 2018	2.05	1.42	2.72	0.23	2.04	0.06	3.08	0.47	2.77	14.07
		Dec 2017	2.04	1.46	2.75	0.24	2.00	0.09	3.15	0.45	2.80	13.84
PGM production[2]	4Eoz - 2Eoz	Dec 2018	905,155	606,506	560,154	46,352	134,712	9,860	363,136	36,492	62,306	298,649
		Jun 2018	863,125	569,166	520,268	48,899	120,461	7,718	337,537	41,181	62,270	293,959
		Dec 2017	886,267	603,636	553,133	50,503	126,606	10,545	363,253	39,958	63,274	282,631
PGM sold	4Eoz - 2Eoz	Dec 2018	929,078	606,505	560,153	46,352	134,712	9,860	363,136	36,492	62,306	322,573
		Jun 2018	840,512	569,166	520,268	48,899	120,461	7,718	337,537	41,181	62,270	271,346
		Dec 2017	883,738	603,636	553,133	50,503	126,606	10,545	363,253	39,958	63,274	280,102
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Dec 2018	14,614	14,729	14,809	13,862	15,189	14,174	14,668	13,777	14,293	14,407
		Jun 2018	12,691	12,941	12,965	12,715	13,217	13,048	12,875	12,652	12,733	12,260
		Dec 2017	12,940	13,066	13,063	13,095	13,114	13,195	13,045	13,068	13,107	12,699
	US$/4Eoz - US$/2Eoz	Dec 2018	1,031	1,039	1,044	978	1,071	1,000	1,034	972	1,008	1,016
		Jun 2018	1,031	1,051	1,053	1,033	1,074	1,060	1,046	1,028	1,034	996
		Dec 2017	965	975	974	977	978	984	973	975	978	947
Operating cost[5]	R/t	Dec 2018	663	482	980	74	690	22	1,139	141	926	3,612
		Jun 2018	731	487	1,003	69	684	17	1,175	141	837	2,716
		Dec 2017	640	502	1,010	74	626	18	1,221	153	838	3,287
	US$/t	Dec 2018	47	34	69	5	49	2	80	10	65	255
		Jun 2018	59	40	82	6	56	1	95	11	68	221
		Dec 2017	48	37	75	6	47	1	91	11	63	245
	R/4Eoz - R/2Eoz	Dec 2018	10,542	11,259	11,276	11,083	10,395	9,026	12,068	11,638	10,461	8,327
		Jun 2018	9,344	11,277	11,497	9,221	10,424	8,253	11,879	9,402	9,377	6,010
		Dec 2017	9,948	11,289	11,453	9,704	9,718	6,676	12,057	10,504	9,318	7,383
	US$/4Eoz - US$/2Eoz	Dec 2018	743	794	795	782	733	637	851	821	738	587
		Jun 2018	759	916	934	749	847	671	965	764	762	488
		Dec 2017	742	842	855	724	725	498	899	784	695	551
Adjusted EBITDA margin[6]	%	Dec 2018		22			27	20	27		31	44
		Jun 2018		15			15	24	15		36	50
		Dec 2017		16			20	41	14		32	44
All-in sustaining cost[7]	R/4Eoz - R/2Eoz	Dec 2018	10,431	10,706			9,547	8,966	11,141		10,077	9,929
		Jun 2018	9,349	10,106			10,187	8,318	10,116		8,060	8,045
		Dec 2017	9,905	10,432			10,057	6,619	10,650		9,223	8,899
	US$/4Eoz - US$/2Eoz	Dec 2018	736	755			673	632	786		711	701
		Jun 2018	760	821			828	676	822		655	653
		Dec 2017	739	778			750	494	794		688	660
All-in cost[7]	R/4Eoz - R/2Eoz	Dec 2018	11,534	10,750			9,547	11,369	11,141		10,077	12,964
		Jun 2018	10,226	10,173			10,187	12,646	10,118		8,060	10,316
		Dec 2017	10,787	10,436			10,057	6,837	10,650		9,223	11,458
	US$/4Eoz - US$/2Eoz	Dec 2018	813	758			673	802	786		711	914
		Jun 2018	831	826			828	1,027	822		655	838
		Dec 2017	805	779			750	510	794		688	855
Capital expenditure
Total capital	Rm	Dec 2018	2,210.9	595.8			91.5	28.4	475.9		105.2	1,615.1
expenditure[8]		Jun 2018	1,622.2	404.2			49.9	38.2	316.1		65.7	1,218.0
		Dec 2017	1,839.0	514.9			111.6	7.9	395.4		117.9	1,324.1
	US$m	Dec 2018	155.9	42.0			6.5	2.0	33.6		7.4	113.9
		Jun 2018	131.7	32.8			4.1	3.1	25.7		5.3	98.9
		Dec 2017	137.5	38.3			8.3	0.6	29.4		8.8	99.2

Average exchange rates for the six months ended 31 December 2018, 30 June 2018 and 31 December 2017 were R14.18/US$, R12.31/US$ and R13.41/US$, respectively

Figures may not add as they are rounded independently.

1

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the statistics shown and is detailed in the PGM recycling table below.

2	Production per product – see prill split in the table below.
3	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales.
4	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.
5

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period.

6	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.
7

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period, For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs – six months”.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       11

The US region All-in cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the six months ended 31 December 2018, 30 June 2018 and 31 December 2017 was US$912/2Eoz, US$822/2Eoz and US$845/2Eoz, respectively

8

The US region corporate project expenditure for the six months ended 31 December 2018, 30 June 2018 and 31 December 2017 was R13.0 million (US$0.9 million), R58.1 million (US$4.8 million) and R30.4 million (US$2.3 million), respectively, which related to the Altar and Marathon projects.

Mining - Prill split excluding recycling operations
	GROUP		SA REGION						US REGION
	Dec 2018		Dec 2018		Jun 2018		Dec 2017		Dec 2018		Jun 2018		Dec 2017
	4Eoz	%	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%	2Eoz	%
Platinum	421,649	47%	353,703	58%	331,399	58%	349,906	58%	67,946	23%	65,952	22%	63,978	23%
Palladium	418,452	46%	187,749	31%	176,603	31%	188,784	31%	230,703	77%	228,008	78%	218,653	77%
Rhodium	51,352	5%	51,352	9%	44,252	8%	51,137	9%
Gold	13,702	2%	13,702	2%	16,912	3%	13,809	2%
PGM production	905,155	100%	606,505	100%	569,166	100%	603,636	100%	298,649	100%	293,959	100%	282,631	100%
Ruthenium	81,099		81,099		75,429		79,079
Iridium	18,628		18,628		17,218		18,086
Total	1,004,882		706,232		661,813		700,801		298,649		293,959		282,631

Recycling operation
		US REGION
	Unit	Dec 2018	Jun 2018	Dec 2017
Average catalyst fed/day	Tonne	20.3	23.8	23.9
Total processed	Tonne	3,728	4,308	4,392
Tolled	Tonne	467	672	637
Purchased	Tonne	3,260	3,636	3,754
PGM fed	3Eoz	326,346	360,246	390,703
PGM sold	3Eoz	237,220	303,326	283,431
PGM tolled returned	3Eoz	75,916	68,256	79,888

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       12

SA gold operations

			SA REGION
			Total SA gold[1]			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2018	18,149	2,672	15,477	684	306	864	2,588	1,050	386	74	2,293	9,904
		Jun 2018	9,055	3,144	5,911	950	1,203	957	2,699	1,232	284	5	1,725
		Dec 2017	9,165	3,744	5,421	1,070	2,063	1,101	1,875	1,372	304	201	1,179
Yield	g/t	Dec 2018	0.99	5.19	0.27	5.27	0.59	7.14	0.46	3.82	0.36	1.00	0.34	0.19
		Jun 2018	2.06	5.22	0.37	5.63	0.37	7.08	0.42	3.47	0.37	1.20	0.31
		Dec 2017	2.42	5.37	0.39	6.15	0.40	7.26	0.44	3.28	0.29	5.12	0.33
Gold produced	kg	Dec 2018	17,984	13,858	4,126	3,603	180	6,165	1,183	4,016	140	74	779	1,844
		Jun 2018	18,616	16,405	2,211	5,349	441	6,775	1,130	4,275	105	6	535
		Dec 2017	22,216	20,107	2,109	6,585	815	7,990	816	4,502	88	1,030	390
	oz	Dec 2018	578,188	445,545	132,643	115,839	5,787	198,210	38,037	129,117	4,501	2,379	25,032	59,286
		Jun 2018	598,517	527,432	71,085	171,974	14,178	217,821	36,330	137,444	3,376	193	17,201
		Dec 2017	714,260	646,454	67,806	211,712	26,203	256,884	26,235	144,743	2,829	33,115	12,539
Gold sold	kg	Dec 2018	17,873	13,851	4,022	3,603	180	6,158	1,101	4,016	140	74	731	1,870
		Jun 2018	18,616	16,405	2,211	5,349	441	6,775	1,130	4,275	105	6	535
		Dec 2017	22,216	20,107	2,109	6,585	815	7,990	816	4,502	88	1,030	390
	oz	Dec 2018	574,629	445,319	129,310	115,839	5,787	197,984	35,398	129,117	4,501	2,379	23,502	60,122
		Jun 2018	598,517	527,432	71,085	171,974	14,178	217,821	36,330	137,444	3,376	193	17,201
		Dec 2017	714,260	646,454	67,806	211,712	26,203	256,884	26,235	144,743	2,829	33,115	12,539
Price and costs
Gold price received	R/kg	Dec 2018	552,526			553,476		552,431		552,406		557,516		560,160
		Jun 2018	519,994			521,123		521,392		526,370		539,556
		Dec 2017	549,064			548,068		549,023		549,237		554,366
	US$/oz	Dec 2018	1,212			1,214		1,212		1,212		1,223		1,229
		Jun 2018	1,314			1,317		1,317		1,330		1,363
		Dec 2017	1,274			1,272		1,274		1,274		1,286
Operating cost[2]	R/t	Dec 2018	509	2,722	148	3,881	253	3,130	194	1,815	102	126	187	104
		Jun 2018	925	2,330	177	2,876	204	2,773	190	1,571	107	740	151
		Dec 2017	977	2,142	173	2,561	173	2,361	184	1,439	78	3,515	177
	US$/t	Dec 2018	36	192	10	274	18	221	14	128	7	9	13	7
		Jun 2018	75	189	14	234	17	225	15	128	9	60	12
		Dec 2017	73	160	13	191	13	176	14	107	6	262	13
	R/kg	Dec 2018	532,081	524,894	556,222	736,747	430,000	438,683	423,382	474,527	280,714	125,676	550,862	557,050
		Jun 2018	449,758	446,522	473,768	510,806	555,782	391,720	452,832	452,702	290,476	616,667	486,355
		Dec 2017	403,151	398,901	443,670	416,173	439,018	325,369	423,407	438,450	270,455	686,019	534,872
	US$/oz	Dec 2018	1,167	1,151	1,220	1,616	943	962	929	1,041	616	276	1,208	1,222
		Jun 2018	1,136	1,128	1,197	1,291	1,404	990	1,144	1,144	734	1,558	1,229
		Dec 2017	935	926	1,029	965	1,018	755	982	1,017	627	1,591	1,241
Adjusted EBITDA margin[3]	%	Dec 2018	4			(32)		20		14		(33)		3
		Jun 2018	10			1		23		14		(84)
		Dec 2017	25			23		39		20		(32)
All-in sustaining cost[4]	R/kg	Dec 2018	596,100			866,984		517,096		532,603		443,106		569,893
		Jun 2018	520,488			603,092		464,301		511,712		524,954
		Dec 2017	480,010			502,257		420,089		501,438		666,972
	US$/oz	Dec 2018	1,308			1,902		1,134		1,168		972		1,250
		Jun 2018	1,315			1,524		1,173		1,293		1,326
		Dec 2017	1,114			1,165		975		1,163		1,548
All-in cost[4]	R/kg	Dec 2018	629,296			867,010		526,615		532,940		443,106		732,086
		Jun 2018	539,337			603,143		473,498		511,781		524,954
		Dec 2017	498,474			504,122		429,866		501,939		666,972
	US$/oz	Dec 2018	1,380			1,902		1,155		1,169		972		1,606
		Jun 2018	1,363			1,524		1,196		1,293		1,326
		Dec 2017	1,157			1,170		997		1,165		1,548
Capital expenditure
Total capital expenditure[5]	Rm	Dec 2018	1,817.3			542.1		656.0		243.4		-		317.8
		Jun 2018	1,430.3			503.5		546.0		237.8		-
		Dec 2017	1,776.0			621.2		693.6		265.4		-
	US$m	Dec 2018	128.2			38.2		46.3		17.2		-		22.4
		Jun 2018	116.2			40.9		44.4		19.3		-
		Dec 2017	132.7			46.4		51.9		19.7		-

Average exchange rates for the six months ended 31 December 2018, 30 June 2018 and 31 December 2017 were R14.18/US$, R12.31/US$ and R13.41/US$, respectively.

Figures may not add as they are rounded independently.

1	The SA gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition.
2

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period.

3	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.
4

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period, For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs – six months”.

5

Corporate project expenditure for the six months ended 31 December 2018, 30 June 2018 and 31 December 2017 was R58 million (US$4.1 million), R143.2 million (US$11.7 million), and R195.8 million (US$14.7million), respectively, the majority of which related to the Burnstone project.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       13

CONDENSED CONSOLIDATED PRELIMINARY FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Reviewed Dec 2017	Reviewed Dec 2018	Unaudited Dec 2017	Reviewed Jun 2018	Unaudited Dec 2018		Notes	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
3,449.4	3,826.0	1,994.5	1,942.3	1,883.7	Revenue		26,746.4	23,910.0	26,692.4	50,656.4	45,911.6
(2,741.0)	(3,135.6)	(1,530.8)	(1,595.6)	(1,540.0)	Cost of sales, before amortisation and depreciation		(21,872.8)	(19,642.4)	(20,496.0)	(41,515.2)	(36,482.7)
708.4	690.4	463.7	346.7	343.7			4,873.6	4,267.6	6,196.4	9,141.2	9,428.9
(428.2)	(499.5)	(239.2)	(251.4)	(248.1)	Amortisation and depreciation		(3,519.1)	(3,094.7)	(3,203.0)	(6,613.8)	(5,699.7)
31.2	36.4	16.5	15.5	20.9	Interest income		290.8	191.3	220.7	482.1	415.5
(223.3)	(236.8)	(114.3)	(112.4)	(124.4)	Finance expense	2	(1,750.5)	(1,384.2)	(1,532.2)	(3,134.7)	(2,971.8)
(17.4)	(22.6)	(8.6)	(10.9)	(11.7)	Share-based payments		(164.7)	(134.7)	(115.7)	(299.4)	(231.9)
(83.7)	128.7	(63.9)	57.7	71.0	Gain/(loss) on financial instruments	3	993.9	710.2	(853.1)	1,704.1	(1,114.4)
22.0	88.3	(3.3)	17.1	71.2	Gain/(loss) on foreign exchange differences		959.0	210.1	(42.2)	1,169.1	292.4
21.9	26.0	14.5	16.1	9.9	Share of results of equity-accounted investees after tax	9	145.7	198.5	193.5	344.2	291.6
(47.5)	(53.3)	(32.5)	(30.2)	(23.1)	Net other costs		(333.2)	(372.0)	(434.6)	(705.2)	(632.7)
(18.7)	(43.5)	(9.6)	(22.6)	(20.9)	- Care and maintenance		(298.2)	(278.3)	(128.7)	(576.5)	(249.2)
(18.7)	5.0	(14.5)	-	5.0	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		66.6	-	(193.6)	66.6	(248.9)
(10.1)	(14.8)	(8.4)	(7.6)	(7.2)	- Other		(101.6)	(93.7)	(112.3)	(195.3)	(134.6)
3.1	4.5	0.8	2.6	1.9	Gain on disposal of property, plant and equipment		28.4	31.8	10.2	60.2	40.7
(331.4)	(229.7)	(119.7)	(4.8)	(224.9)	Impairments	4	(2,981.8)	(59.6)	(1,615.0)	(3,041.4)	(4,411.0)
-	17.4	-	-	17.4	Gain on derecognition of borrowings and derivative financial instrument	10	230.0	-	-	230.0	-
(83.2)	(1.2)	(1.7)	(0.8)	(0.4)	Occupational healthcare expense	12	(5.2)	(10.2)	(29.7)	(15.4)	(1,106.9)
(54.8)	(10.8)	(43.6)	(7.7)	(3.1)	Restructuring costs		(48.4)	(94.4)	(581.8)	(142.8)	(729.8)
(41.5)	(30.4)	(11.1)	(15.7)	(14.7)	Transaction costs		(209.5)	(193.0)	(150.5)	(402.5)	(552.1)
(524.4)	(92.6)	(142.4)	21.8	(114.4)	(Loss)/profit before royalties and tax		(1,491.0)	266.7	(1,937.0)	(1,224.3)	(6,981.2)
(29.9)	(16.1)	(16.8)	(8.4)	(7.7)	Royalties		(108.9)	(103.7)	(225.6)	(212.6)	(398.5)
(554.3)	(108.7)	(159.2)	13.4	(122.1)	(Loss)/profit before tax		(1,599.9)	163.0	(2,162.6)	(1,436.9)	(7,379.7)
221.4	(81.9)	190.0	(6.9)	(75.0)	Mining and income tax	5	(999.1)	(84.7)	2,532.2	(1,083.8)	2,946.6
(37.9)	(7.2)	(35.0)	(12.5)	5.3	- Current tax		58.9	(154.2)	(465.3)	(95.3)	(504.2)
259.3	(74.7)	225.0	5.6	(80.3)	- Deferred tax		(1,058.0)	69.5	2,997.5	(988.5)	3,450.8

(332.9)	(190.6)	30.8	6.5	(197.1)	(Loss)/profit for the period		(2,599.0)	78.3	369.6	(2,520.7)	(4,433.1)
					(Loss)/profit for the period attributable to:
(333.2)	(189.0)	30.6	6.4	(195.4)	- Owners of Sibanye-Stillwater		(2,576.3)	76.7	366.3	(2,499.6)	(4,437.4)
0.3	(1.6)	0.2	0.1	(1.7)	- Non-controlling interests		(22.7)	1.6	3.3	(21.1)	4.3
					Earnings per ordinary share (cents)
(17)	(8)	1	-	(9)	Basic earnings per share	6.1	(114)	3	16	(110)	(229)
(17)	(8)	1	-	(9)	Diluted earnings per share	6.2	(112)	3	16	(109)	(229)
1,933,850	2,263,857	2,255,316	2,261,753	2,265,988	Weighted average number of shares ('000)	6.1	2,265,988	2,261,753	2,255,316	2,263,857	1,933,850
1,933,850	2,295,762	2,255,316	2,286,925	2,297,893	Diluted weighted average number of shares ('000)	6.2	2,297,893	2,286,925	2,255,316	2,295,762	1,933,850
					Headline earnings per ordinary share (cents)
(1)	-	10	-	-	Headline earnings per share	6.3	(5)	4	87	(1)	(12)
(1)	-	10	-	-	Diluted headline earnings per share	6.4	(5)	4	87	(1)	(12)
13.31	13.24	13.41	12.31	14.18	Average R/US$ rate

The condensed consolidated financial statements for the year ended 31 December 2018 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Alicia Brink. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018      14

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar						SA rand
Year ended		Six months ended				Six months ended			Year ended
Reviewed Dec 2017	Reviewed Dec 2018	Unaudited Dec 2017	Reviewed Jun 2018	Unaudited Dec 2018		Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
(332.9)	(190.6)	30.8	6.5	(197.1)	(Loss)/profit for the period	(2,599.0)	78.3	369.6	(2,520.7)	(4,433.1)
					Other comprehensive income
118.6	(137.8)	62.0	(100.2)	(37.6)	Other comprehensive income, net of tax	454.5	1,309.6	(519.7)	1,764.1	(627.2)
-	-	-	-	-	Foreign currency translation adjustments	409.9	1,309.2	(519.1)	1,719.1	(632.4)
0.4	3.4	-	-	3.4	Mark to market valuation[1]	44.6	0.4	(0.6)	45.0	5.2
118.2	(141.2)	62.0	(100.2)	(41.0)	Currency translation adjustments[1,2]	-	-	-	-	-

(214.3)	(328.4)	92.8	(93.7)	(234.7)	Total comprehensive income	(2,144.5)	1,387.9	(150.1)	(756.6)	(5,060.3)
					Total comprehensive income attributable to:
(214.6)	(326.6)	92.6	(93.8)	(232.8)	- Owners of Sibanye-Stillwater	(2,119.4)	1,386.3	(153.4)	(733.1)	(5,064.6)
0.3	(1.8)	0.2	0.1	(1.9)	- Non-controlling interests	(25.1)	1.6	3.3	(23.5)	4.3
13.31	13.24	13.41	12.31	14.18	Average R/US$ rate
[1]	These gains and losses will never be reclassified to profit or loss.
[2]	The currency translation adjustments arise on the convenience translation of the SA rand amount to the US dollars.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Reviewed Dec 2017	Reviewed Jun 2018	Reviewed Dec 2018		Notes	Reviewed Dec 2018	Reviewed Jun 2018	Audited Dec 2017
5,183.6	4,875.1	4,859.2	Non-current assets		69,727.7	66,933.4	64,067.3
4,162.2	3,875.1	3,802.0	Property, plant and equipment		54,558.2	53,204.7	51,444.6
517.5	510.7	480.1	Goodwill		6,889.6	7,012.2	6,396.0
181.6	195.5	260.2	Equity-accounted investments	9	3,733.9	2,683.7	2,244.1
-	-	10.9	Other investments		156.0	-	-
282.6	259.5	278.7	Environmental rehabilitation obligation funds		3,998.7	3,562.4	3,492.4
23.0	21.2	21.9	Other receivables		314.4	290.6	284.0
16.7	13.1	5.4	Deferred tax assets		76.9	179.8	206.2

971.2	1,030.7	1,059.0	Current assets		15,195.3	14,150.6	12,004.5
285.3	308.5	369.0	Inventories		5,294.8	4,235.2	3,526.5
501.4	459.9	476.2	Trade and other receivables		6,833.0	6,314.8	6,197.6
2.8	2.6	2.5	Other receivables		35.2	35.2	35.2
14.8	14.3	33.7	Tax receivable		483.2	195.8	182.8
-	92.5	-	Non-current assets held for sale		-	1,270.0	-
166.9	152.9	177.6	Cash and cash equivalents		2,549.1	2,099.6	2,062.4

6,154.8	5,905.8	5,918.2	Total assets		84,923.0	81,084.0	76,071.8

1,941.6	1,858.2	1,723.2	Shareholders' equity		24,724.4	25,512.8	23,998.2

3,530.3	3,490.4	3,175.3	Non-current liabilities		45,566.0	47,921.7	43,635.8
1,941.1	2,065.4	1,276.4	Borrowings	10	18,316.5	28,358.0	23,992.0
88.5	22.7	28.5	Derivative financial instrument	10	408.9	311.1	1,093.5
378.5	356.8	438.6	Environmental rehabilitation obligation and other provisions	11	6,294.2	4,898.7	4,678.7
0.9	0.8	0.4	Post-retirement healthcare obligation		5.6	11.1	11.3
93.2	77.5	81.1	Occupational healthcare obligation	12	1,164.2	1,063.5	1,152.5
34.2	31.0	11.8	Share-based payment obligations		168.9	425.0	422.2
304.2	291.0	176.3	Other payables	13	2,529.2	3,995.7	3,760.4
-	-	454.7	Deferred revenue	14	6,525.3	-	-
689.7	645.2	707.5	Deferred tax liabilities		10,153.2	8,858.6	8,525.2

682.9	557.2	1,019.7	Current Liabilities		14,632.6	7,649.5	8,437.8
134.1	24.3	431.2	Borrowings	10	6,188.2	334.3	1,657.5
0.1	11.0	7.7	Occupational healthcare obligation	12	109.9	150.6	0.8
1.0	2.3	4.0	Share-based payment obligations		56.8	31.0	12.3
541.5	497.8	547.5	Trade and other payables		7,856.3	6,834.4	6,690.4
3.4	3.1	21.1	Other payables	13	303.3	41.9	41.9
-	-	2.1	Deferred revenue	14	30.1	-	-
2.8	18.7	6.1	Tax and royalties payable		88.0	257.3	34.9

6,154.8	5,905.8	5,918.2	Total equity and liabilities		84,923.0	81,084.0	76,071.8
12.36	13.73	14.35	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       15

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar							SA rand
		Accum-	Non-					Non-	Accum-
Stated	Other	ulated	controlling	Total			Total	controlling	ulated	Other	Stated
capital	reserves	loss	interests	equity		Notes	equity	interests	loss	reserves	capital
2,388.6	375.3	(1,562.2)	1.3	1,203.0	Balance at 31 December 2016 (Reviewed)		16,469.1	17.7	(8,262.0)	2,978.8	21,734.6
-	118.6	(333.2)	0.3	(214.3)	Total comprehensive income for the period		(5,060.3)	4.3	(4,437.4)	(627.2)	-
-	-	(333.2)	0.3	(332.9)	Loss for the period		(4,433.1)	4.3	(4,437.4)	-	-
-	118.6	-	-	118.6	Other comprehensive income		(627.2)	-	-	(627.2)	-
-	-	(42.4)	-	(42.4)	Dividends paid		(560.4)	(2.2)	(558.2)	-	-
-	16.3	-	-	16.3	Share-based payments		217.4	-	-	217.4	-
979.0	-	-	-	979.0	Rights issue		12,932.4	-	-	-	12,932.4
3,367.6	510.2	(1,937.8)	1.6	1,941.6	Balance at 31 December 2017 (Reviewed)		23,998.2	19.8	(13,257.6)	2,569.0	34,667.0
-	(137.6)	(189.0)	(1.8)	(328.4)	Total comprehensive income for the period		(756.6)	(23.5)	(2,499.6)	1,766.5	-
-	-	(189.0)	(1.6)	(190.6)	Loss for the period		(2,520.7)	(21.1)	(2,499.6)	-	-
-	(137.6)	-	(0.2)	(137.8)	Other comprehensive income		1,764.1	(2.4)	-	1,766.5	-
-	-	-	-	-	Dividends paid		(0.6)	(0.6)	-	-	-
-	21.3	-	-	21.3	Share-based payments		281.7	-	-	281.7	-
-	-	-	69.4	69.4	Acquisition of subsidiary with non-controlling interests	8	940.3	940.3	-	-	-
-	-	19.3	-	19.3	Transaction with DRDGOLD shareholders	8	261.4	-	261.4	-	-
3,367.6	393.9	(2,107.5)	69.2	1,723.2	Balance at 31 December 2018 (Reviewed)		24,724.4	936.0	(15,495.8)	4,617.2	34,667.0

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar							SA rand
Year ended		Six months ended					Six months ended			Year ended
Reviewed Dec 2017	Reviewed Dec 2018	Unaudited Dec 2017	Reviewed Jun 2018	Unaudited Dec 2018		Notes	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
					Cash flows from operating activities
532.8	657.3	388.3	294.4	362.9	Cash generated by operations		5,078.5	3,623.9	5,182.4	8,702.4	7,091.5
-	495.1	-	-	495.1	Deferred revenue advance received	14	6,555.4	-	-	6,555.4	-
(32.6)	(1.6)	-	(0.6)	(1.0)	Cash-settled share-based payments paid		(14.2)	(7.5)	(2.4)	(21.7)	(433.6)
(39.2)	(80.8)	(159.3)	(39.7)	(41.1)	Change in working capital		(581.6)	(488.4)	(2,108.7)	(1,070.0)	(522.3)
461.0	1,070.0	229.0	254.1	815.9			11,038.1	3,128.0	3,071.3	14,166.1	6,135.6
8.9	14.7	5.0	7.1	7.6	Interest received		107.1	87.6	66.9	194.7	118.7
(154.3)	(122.4)	(71.0)	(68.0)	(54.4)	Interest paid		(783.3)	(837.5)	(953.7)	(1,620.8)	(2,053.9)
(29.1)	(17.7)	(14.3)	(5.9)	(11.8)	Royalties paid		(161.3)	(73.1)	(192.1)	(234.4)	(387.4)
(38.5)	(23.2)	(25.8)	2.4	(25.6)	Tax (paid)/refund received		(337.2)	29.4	(344.2)	(307.8)	(511.9)
(42.4)	-	-	-	-	Dividends paid		-	(0.6)	(0.2)	(0.6)	(560.4)
205.6	921.4	122.9	189.7	731.7	Net cash from operating activities		9,863.4	2,333.8	1,648.0	12,197.2	2,740.7

					Cash flows from investing activities
(458.1)	(534.8)	(270.1)	(249.1)	(285.7)	Additions to property, plant and equipment		(4,014.8)	(3,065.9)	(3,614.8)	(7,080.7)	(6,098.8)
5.4	6.2	2.9	3.3	2.9	Proceeds on disposal of property, plant and equipment		41.5	40.4	38.3	81.9	71.3
(2,097.0)	-	-	-	-	Acquisition of subsidiaries		-	-	-	-	(27,386.4)
137.2	21.7	-	-	21.7	Cash acquired on acquisition of subsidiaries	8	282.8	-	-	282.8	1,792.2
-	19.3	-	-	19.3	Proceeds on loss of control of subsidiaries		256.1	-	-	256.1	-
					Payment of Deferred Payment (related to the Rustenburg operations acquisition)		(38.6)	-	-	(38.6)	-
	(103.9)	-	-	(103.9)	Payments to dissenting shareholders	13	(1,375.8)	-	-	(1,375.8)	-
	9.5	-	-	9.5	Dividends received		125.2	-	-	125.2	-
	7.8	-	-	7.8	Preference shares redeemed	9	102.8	-	-	102.8	-
(1.0)	(0.2)	(0.5)	(0.2)	-	Loan advanced to equity-accounted investee		(0.8)	(2.3)	(6.4)	(3.1)	(13.5)
(8.6)	(7.2)	(8.4)	(0.1)	(7.1)	Contributions to funds and payment of environmental rehabilitation obligation		(93.6)	(1.7)	(111.9)	(95.3)	(114.5)
272.9	0.1	-	-	0.1	Proceeds on disposal of marketable securities investments		1.2	-	-	1.2	3,605.3
(2,149.2)	(581.5)	(276.1)	(246.1)	(335.4)	Net cash used in investing activities		(4,714.0)	(3,029.5)	(3,694.8)	(7,743.5)	(28,144.4)

					Cash flows from financing activities
5,228.7	1,293.8	1,087.1	650.1	643.7	Loans raised	10	9,127.4	8,002.8	14,882.8	17,130.2	69,593.8
(4,186.3)	(1,603.6)	(1,259.9)	(601.3)	(1,002.3)	Loans repaid	10	(13,829.6)	(7,401.9)	(17,061.2)	(21,231.5)	(55,719.5)
979.0	-	(2.3)	-	-	Net proceeds from rights issue		-	-	(30.1)	-	12,932.4
2,021.4	(309.8)	(175.1)	48.8	(358.6)	Net cash from financing activities		(4,702.2)	600.9	(2,208.5)	(4,101.3)	26,806.7

77.8	30.1	(328.3)	(7.7)	37.7	Net increase in cash and cash equivalents		447.2	(94.8)	(4,255.3)	352.4	1,403.0
18.4	(19.4)	(4.3)	(6.3)	(13.0)	Effect of exchange rate fluctuations on cash held		2.3	132.0	(205.5)	134.3	(308.5)
70.7	166.9	499.5	166.9	152.9	Cash and cash equivalents at beginning of the period		2,099.6	2,062.4	6,523.2	2,062.4	967.9
166.9	177.6	166.9	152.9	177.6	Cash and cash equivalents at end of the period		2,549.1	2,099.6	2,062.4	2,549.1	2,062.4

13.31	13.24	13.41	12.31	14.18	Average R/US$ rate
12.36	14.35	12.36	13.73	14.35	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       16

Notes to the condensed consolidated preliminary financial statements

1.	Basis of accounting and preparation

The condensed consolidated preliminary financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require preliminary reports to be prepared in accordance with framework concepts, and the measurement and recognition requirements of International Financial Reporting Standards (IFRS), and the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these condensed consolidated preliminary financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements, except for the accounting policy (including significant accounting judgements and estimates) of deferred revenue (on gold and palladium streaming transaction), and the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. These two standards had no significant impact on the Group’s measurement and recognition principles.

•	Deferred revenue

Significant accounting judgements and estimates

The upfront cash advance received from Wheaton Precious Metals International Limited (Wheaton International) on the gold and palladium streaming transaction has been accounted for as a contract liability (deferred revenue) in the scope of IFRS 15 (refer to note 14). It has been determined that the contract is not a financial instrument because the contract will be satisfied through the delivery of non-financial items (i.e. gold and palladium metal credits) as part of expected sale requirements, rather than cash or financial assets. It is the intention to satisfy the performance obligations under the streaming arrangement through Stillwater’s production and revenue will be recognised over the life of mine as Sibanye-Stillwater satisfies its obligation to deliver metal credits. As Sibanye-Stillwater received a portion of the consideration from Wheaton International at inception of the contract, it has been determined that the contract contains a significant financing component under IFRS 15. Therefore, management made a critical estimate of the discount rate that should be applied to the contract liability over the life of mine.

The advance received has been recognised on the statement of financial position as deferred revenue. The deferred revenue will be recognised as revenue in profit or loss as the metal credits are delivered to Wheaton International relative to the expected total amount of metal credits to be delivered over the term of the arrangement. Each period management will estimate the cumulative amount of the deferred revenue obligation that has been satisfied and therefore recognised as revenue.

Key inputs into the model to unwind the advance received to revenue are:

  Estimated financing rate over life of arrangement: 5.4% (based on the rate that would be reflected in a similar separate financing transaction at contract inception)

  Life of stream: 77 years (based on the life of mine of Stillwater, including 50% of inferred resources)

Any changes to the key inputs could significantly change the quantum of the cumulative revenue amount recognised in profit or loss.

Accounting policy

The transaction price, being the advance received and the cash payment to be received, is recognised as revenue each month when the metal credit is allocated to the appropriate Wheaton International account. It is from this date that Wheaton International has effectively accepted the metal, has physical control of the metal and has the risk and reward of the metal (i.e. control has transferred). Revenue will be recognised over the life of mine of Stillwater. Changes to the life of mine or other key inputs are recognised prospectively as a cumulative catch-up in revenue in the year of the change.

Interest expense on deferred revenue is recognised in finance expense. The interest rate is determined based on the rate that would be reflected in a separate financing transaction at contract inception.

•	Impact of adoption of IFRS 15

On 1 January 2018, the Group adopted IFRS 15, which requires that revenue from contracts with customers be recognised upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the revenue recognition policy as set out in the consolidated annual financial statements for the year ended 31 December 2017, as the condition is generally satisfied when title transfers to the customer. As such, on adoption, this requirement under IFRS 15 resulted in no impact to the Group’s financial statements as the timing of revenue recognition on gold and PGM sales is unchanged.

•	Impact of adoption of IFRS 9

On 1 January 2018, the Group adopted IFRS 9, which replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. On adoption, the mark-to-market valuation recognised in the consolidated statement of other comprehensive income remains recognised in the consolidated statement of other comprehensive income, but will not be reclassified to profit or loss in future.

The Group designated its equity securities as financial assets at fair value through other comprehensive income (OCI), which will be recorded initially at fair value. Subsequent changes in fair value will be recognised in OCI only and will not be reclassified to profit or loss on derecognition. As a result of this change, there was no impact to the Group’s financial statements.

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Group’s financial assets given the Group transacts exclusively with a limited number of large international institutions and other organisations with strong credit ratings and the negligible historical level of customer default.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2017 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2017 from the audited comprehensive consolidated financial statements for the year ended 31 December 2017. The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2018 have not been reviewed and were prepared by subtracting the reviewed condensed consolidated financial statements for the six months ended 30 June 2018 from the reviewed condensed consolidated preliminary financial statements for the year ended 31 December 2018.

The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement and statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       17

2.	Finance expense

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Interest charge on:
Borrowings - interest		(771.6)	(800.9)	(1,020.4)	(1,572.5)	(2,121.7)
- US$600 million revolving credit facility (RCF)		(21.1)	(4.9)	-	(26.0)	-
- R6.0 billion RCF, R4.5 billion Facilities, and other borrowings (Rand Facilities)		(287.4)	(280.6)	(280.6)	(568.0)	(580.1)
- US$350 million RCF		-	(36.0)	(45.4)	(36.0)	(84.6)
- 2022 and 2025 Notes		(408.9)	(427.7)	(470.6)	(836.6)	(478.1)
- US$ Convertible Bond		(54.2)	(51.7)	(29.8)	(105.9)	(29.8)
- Stillwater Bridge Facility		-	-	(194.0)	-	(949.1)
Borrowings - unwinding of amortised cost		(356.8)	(181.5)	(152.0)	(538.3)	(222.0)
- 2022 and 2025 Notes		(169.2)	(27.5)	(29.3)	(196.7)	(29.7)
- US$ Convertible Bond		(96.3)	(89.5)	(50.7)	(185.8)	(50.7)
- Burnstone Debt		(88.4)	(64.5)	(72.0)	(152.9)	(141.6)
- Other		(2.9)	-	-	(2.9)	-
Environmental rehabilitation obligation	11	(209.3)	(189.5)	(177.8)	(398.8)	(357.1)
Occupational healthcare obligation	12	(54.8)	(50.6)	(46.4)	(105.4)	(46.4)
Deferred Payment (related to the Rustenburg operations acquisition)		(100.2)	(100.2)	(74.1)	(200.4)	(148.2)
Dissenting shareholders	13	(25.2)	(42.9)	(48.8)	(68.1)	(62.9)
Deferred revenue (related to the Streaming Transaction)[1]	14	(160.3)	-	-	(160.3)	-
Other		(72.3)	(18.6)	(12.7)	(90.9)	(13.5)
Total finance expense		(1,750.5)	(1,384.2)	(1,532.2)	(3,134.7)	(2,971.8)

1For the six months ended 31 December 2018, finance expense includes R160 million non-cash interest relating to the gold and palladium streaming arrangement with Wheaton International. Although there is no cash financing cost related to this arrangement, IFRS 15 requires Sibanye-Stillwater to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related metal credit deliveries. A discount rate of 5.4% was used in determining the finance expense to be recognised as part of the steaming transaction.

3.	Gain/(loss) on financial instruments

Figures in million - SA rand		Six months ended			Year ended
	Notes	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Fair value gain/(loss) on foreign currency hedge		(6.3)	31.6	(25.1)	25.3	(362.1)
Fair value (loss)/gain on rand gold forward sale contracts[1]		(89.4)	(91.2)	17.4	(180.6)	17.4
Fair value loss on Anglo American Platinum financial assets		-	-	(467.5)	-	(467.5)
Gain on the revised cash flow of the Burnstone Debt	10	804.6	-	74.7	804.6	181.7
Fair value gain/(loss) on derivative financial instrument	10	(132.0)	810.1	115.9	678.1	115.9
Fair value adjustment of share-based payment obligations[2]		271.5	(21.6)	(171.3)	249.9	(171.3)
Gain/(loss) on the revised cash flow of the Deferred Payment[3]		150.6	-	(469.1)	150.6	(469.1)
Other		(5.1)	(18.7)	71.9	(23.8)	40.6
Total gain/(loss) on financial instruments		993.9	710.2	(853.1)	1,704.1	(1,114.4)

1At the end of 2017 and during 2018, Sibanye-Stillwater began a hedging programme for Sibanye Gold Limited and Rand Uranium Proprietary Limited by entering into commodity hedging contracts. The contracts comprise gold zero cost collars which establish a minimum (floor) and maximum (cap) gold sales price. At 31 December 2018, the net rand gold forward sale contracts financial liability was R240.8 million and the realised gains R76.9 million. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss.

2At 31 December 2018, the share-based payment on BEE transaction obligation (which is related to the Rustenburg Operations acquisition) was remeasured resulting in a fair value adjustment in profit or loss.

3In terms of the Rustenburg Operations acquisition the purchase consideration included a deferred payment calculated as 35% of the distributable free cash flow generated by the Rustenburg Operations over a six year period from 1 January 2017 (Deferred Payment), subject to a minimum payment of R3.0 billion. The Anglo American Platinum financial asset and Deferred Payment were initially recognised at fair value and at 31 December 2018, the free cash flows were revised resulting in a fair value gain of R150.6 million.

4.	Impairments

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Impairment of property, plant and equipment	(2,543.7)	(59.6)	(1,511.9)	(2,603.3)	(4,303.4)
Impairment of goodwill	(436.3)	-	(99.1)	(436.3)	(99.1)
Impairment of loan to equity-accounted investee	(1.8)	-	(4.0)	(1.8)	(8.5)
Total impairments	(2,981.8)	(59.6)	(1,615.0)	(3,041.4)	(4,411.0)

Impairment of Driefontein, Kloof and Beatrix mining assets and goodwill

Ongoing losses experienced at the Driefontein and Beatrix operations negatively affected group cash flow as well as the sustainability and economic viability of other operations in the Southern Africa region. As a result a decision was taken during the six months ended 31 December 2018, to impair the mining assets of and goodwill allocated to Driefontein by R2,171.8 million and R166.9 million, respectively, goodwill allocated to Kloof by R165.5 million, and mining assets of and goodwill allocated to Beatrix by R166.9 million and R103.9 million, respectively. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Impairment of Burnstone mine development assets

Development of the Burnstone project is deferred to 2020 and as a result a decision was taken at 31 December 2018 to impair the mine development assets of Burnstone by R193.6 million. This impairment was based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

The annual life-of-mine plan that takes into account the following:

•	Proved and probable ore reserves of the cash-generating units;
•	Resources valued using appropriate price assumptions;
•	Cash flows based on the life-of-mine plan; and
•	Capital expenditure estimates over the life-of-mine plan.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       18

The Group’s estimates and assumptions used in the 31 December 2018 calculation include:

PGM operations					Gold operations
Audited Dec 2017	Reviewed Dec 2018				Reviewed Dec 2018	Audited Dec 2017
			Long-term gold price	R/kg	585,500	545,000
14,270	15,050	R/4Eoz	Long-term PGM (4E) basket price
1,015	1,010	US$/2Eoz	Long-term PGM (2E) basket price
14.5	14.3%		Nominal discount rate – South Africa[1]	%	12.6	12.1
8.9	8.5		Nominal discount rate – United States
6.0	5.0%		Inflation rate – South Africa	%	5.0	6.0
2.1	1.9%		Inflation rate – United States
9 - 34	12 - 28	years	Life of mine	years	5 - 20	12 - 22

1Nominal discount rate for Burnstone of 17.4%.

5.	Mining and income tax

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Tax on profit before tax at maximum South African statutory company tax rate (of 28%)	447.9	(45.6)	605.5	402.3	2,066.3
Non-deductible finance expense	(118.2)	-	36.4	(118.2)	(165.8)
Non-taxable gain/(non-deductible loss) on fair value of financial instruments	171.0	(34.1)	(37.7)	136.9	(42.9)
Non-taxable gain/(non-deductible loss) on foreign exchange differences	244.1	6.2	47.8	250.3	45.0
Non-deductible impairments	(122.7)	(0.5)	(1,053.6)	(123.2)	(1,054.9)
Non-deductible transaction costs	(110.0)	-	(35.1)	(110.0)	(154.6)
Tax adjustment in respect of prior periods	(46.6)	98.0	-	51.4	-
Net other non-taxable income and non-deductible expenditure	0.1	47.6	96.8	47.7	(14.5)
Change in estimated deferred tax rate[1,2]	(1,295.2)	-	2,571.1	(1,295.2)	2,571.1
(Increase)/decrease of deferred tax assets not recognised	(169.5)	(156.3)	301.0	(325.8)	(303.1)
Mining and income tax	(999.1)	(84.7)	2,532.2	(1,083.8)	2,946.6

1The change in the estimated long term deferred tax rate, as a result of applying the mining tax formula at the SA gold operations, at which the temporary differences will reverse amounted to a deferred tax benefit of R249.5 million for the year ended 31 December 2018.

2During the six months ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations. The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership). This resulted in an increase in the estimated deferred tax rate relating to the US PGM operations and a deferred tax charge of R1,544.7 million (US$107.7 million).

6.	Earnings per share

6.1Basic earnings per share

	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Ordinary shares in issue (’000)	2,266,261	2,265,478	2,168,721	2,266,261	2,168,721
Bonus element of the capitalisation issue (’000)	-	402	86,749	402	86,749
Adjustment for weighting of ordinary shares in issue (’000)	(273)	(4,127)	(154)	(2,806)	(321,620)
Adjusted weighted average number of shares (’000)	2,265,988	2,261,753	2,255,316	2,263,857	1,933,850
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	(2,576.3)	76.7	366.3	(2,499.6)	(4,437.4)
Basic earnings per share (EPS) (cents)	(114)	3	16	(110)	(229)
6.2	Diluted earnings per share

	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,265,988	2,261,753	2,255,316	2,263,857	1,933,850
Potential ordinary shares (’000)	31,905	25,172	-	31,905	-
Diluted weighted average number of shares (’000)	2,297,893	2,286,925	2,255,316	2,295,762	1,933,850
Diluted basic EPS (cents)	(112)	3	16	(109)	(229)

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       19

6.3	Headline earnings per share

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
(Loss)/profit attributable to owners of Sibanye-Stillwater	(2,576.3)	76.7	366.3	(2,499.6)	(4,437.4)
Gain on disposal of property, plant and equipment	(28.4)	(31.8)	(10.2)	(60.2)	(40.7)
Impairments	2,981.8	59.6	1,615.0	3,041.4	4,411.0
Taxation effect of re-measurement items	(494.7)	(3.5)	(13.2)	(498.2)	(156.8)
Headline earnings	(117.6)	101.0	1,957.9	(16.6)	(223.9)
Headline EPS (cents)	(5)	4	87	(1)	(12)
6.4	Diluted headline earnings per share

	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Diluted headline EPS (cents)	(5)	4	87	(1)	(12)
7.	Dividends

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
(Loss)/profit attributable to the owners of Sibanye-Stillwater	(2,576.3)	76.7	366.3	(2,499.6)	(4,437.4)
Adjusted for:
(Gain)/loss on financial instruments	(993.9)	(710.2)	853.1	(1,704.1)	1,114.4
(Gain)/loss on foreign exchange differences	(959.0)	(210.1)	42.2	(1,169.1)	(292.4)
Gain on disposal of property, plant and equipment	(28.4)	(31.8)	(10.2)	(60.2)	(40.7)
Impairments	2,981.8	59.6	1,615.0	3,041.4	4,411.0
Gain on derecognition of borrowings	(230.0)	-	-	(230.0)	-
Occupational healthcare expense	5.2	10.2	29.7	15.4	1,106.9
Restructuring costs	48.4	94.4	581.8	142.8	729.8
Transaction costs	209.5	193.0	150.5	402.5	552.1
Other	5.4	13.3	17.3	18.7	52.7
Tax effect of the items adjusted above	(527.9)	182.2	(358.9)	(345.7)	(813.4)
Change in estimated deferred tax rate	1,295.2	-	(2,571.1)	1,295.2	(2,571.1)
Share of results of equity-accounted investees after tax	(145.7)	(198.5)	(193.5)	(344.2)	(291.6)
Normalised earnings[1]	(915.7)	(521.2)	522.2	(1,436.9)	(479.7)

1Normalised earnings is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

8.	DRDGOLD acquisition

On 22 November 2017, Sibanye-Stillwater announced that it had entered into various agreements with DRDGOLD Limited (DRDGOLD) in terms of which, Sibanye-Stillwater will exchange selected surface gold processing assets and tailings storage facilities (TSF) (the “Far West Gold Recoveries”, previously known as the West Rand Tailing Retreatment Project (WRTRP)) for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction), or 38.05% of the issued share capital of DRDGOLD. In addition, pursuant to the DRDGOLD Transaction, Sibanye-Stillwater has an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price.

Sibanye-Stillwater received approval for the DRDGOLD Transaction from the South African competition authorities in accordance with the Competition Act and on 19 July 2018 all the conditions precedent to the DRDGOLD Transaction were fulfilled. Sibanye-Stillwater obtained control (38.05%) of (and consolidated DRDGOLD) on this date, as a result of the option which is considered substantive. The effective date of the implementation of the DRDGOLD Transaction was 31 July 2018, when Sibanye-Stillwater was issued the newly issued DRDGOLD shares.

For the five months ended 31 December 2018, DRDGOLD contributed revenue of R1,047.5 million and a net loss of R39.9 million to the Group’s results, before Sibanye-Stillwater Group adjustments.

The purchase price allocation has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, in particular relating to contingent liabilities, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Acquisition related costs

The Group incurred acquisition related costs of R25.0 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       20

Identified assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million - SA rand
Reviewed Dec 2018
Property, plant and equipment	1,443.2
Environmental rehabilitation obligation funds	244.7
Other non-current assets	28.7
Inventories	243.5
Trade and other receivables	138.4
Cash and cash equivalents	282.8
Environmental rehabilitation obligation and other provisions	(672.7)
Deferred tax liabilities	(132.2)
Other non-current liabilities	(54.9)
Trade and other payables	(337.1)
Other current liabilities	(17.6)
Total fair value of identifiable net assets acquired[1]	1,166.8

1The fair value of assets and liabilities, excluding property, plant and equipment, approximate the carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 9.3%, an average gold price of R580,000/kg.

Goodwill

Goodwill has been calculated as follows:

Figures in million - SA rand
Reviewed Dec 2018
Transaction with DRDGOLD shareholders (Consideration)[1]	261.4
Fair value of identifiable net assets acquired	(1,166.8)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[2]	940.3
Goodwill	34.9

1The purchase consideration was calculated as 61.95% of the fair value of Far West Gold Recoveries assets and liabilities. The fair value of assets and liabilities, excluding property, plant and equipment, approximate the carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.3%, an average gold price of R580,000/kg.

Although Sibanye-Stillwater exchanged (i.e. disposed) the Far West Gold Recoveries assets and liabilities, the Group effectively retains control. The transaction with DRDGOLD shareholders, therefore, represents the difference between 61.95% of the fair value and carrying value of Far West Gold Recoveries assets and liabilities.

2Non-controlling interest, based on the proportionate interest (of 61.95%) in the recognised amounts of the assets and liabilities.

The goodwill has been provisionally allocated to the DRDGOLD cash-generating unit. None of the goodwill recognised is expected to be deducted for tax purposes.

9.	Equity-accounted investments

The Group holds the following equity-accounted investments:

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Balance at beginning of the period		2,683.7	2,244.1	2,164.0	2,244.1	2,157.4
Share of results of equity-accounted investee after tax		145.7	198.5	193.5	344.2	291.6
- Mimosa		74.8	135.7	89.9	210.5	175.0
- Rand Refinery Proprietary Limited (Rand Refinery)		77.2	66.5	107.6	143.7	124.5
- Other		(6.3)	(3.7)	(4.0)	(10.0)	(7.9)
Dividend received from equity-accounted investee		(87.0)	-	-	(87.0)	-
Preference shares redeemed		(102.8)	-	-	(102.8)	-
Net loan advanced to equity-accounted investee		0.8	0.6	2.4	1.4	5.0
Equity-accounted investment retained on loss of control of subsidiary[1]		956.0	-	-	956.0	1.5
Foreign currency translation		137.5	240.5	(115.8)	378.0	(211.4)
Balance at end of the period		3,733.9	2,683.7	2,244.1	3,733.9	2,244.1
Equity accounted investments consist of:
- Mimosa		2,492.4	2,389.2	2,012.9	2,492.4	2,012.9
- Rand Refinery		239.3	264.9	198.4	239.3	198.4
- Peregrine Metals Ltd (Peregrine)[1]		978.0	-	-	978.0	-
- Other equity-accounted investments		24.2	29.6	32.8	24.2	32.8
Equity-accounted investments		3,733.9	2,683.7	2,244.1	3,733.9	2,244.1

1On 29 June 2018, Sibanye-Stillwater announced that it had entered into an Arrangement Agreement with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), creating a strategic partnership in order to unlock value at its Altar copper-gold project in San Juan Province, Argentina (Altar Project), currently held as part of the US region. Under the terms of the Arrangement Agreement, Stillwater Canada LLC, an indirect, wholly-owned subsidiary of Sibanye-Stillwater (Stillwater Canada), entered into an option and joint venture agreement with Aldebaran, whereby Aldebaran has the option to earn into a maximum 80% interest in a wholly-owned subsidiary of Stillwater Canada, Peregrine, which owns the Altar Project.

The consideration for Aldebaran to acquire up to an 80% interest in the Altar Project, included:

•	an upfront cash payment of US$15 million to Sibanye-Stillwater on closing of the Arrangement Agreement;
•	19.9% of the shares of Aldebaran, subject to proration if the initial financing exceeds US$30 million (up to a maximum of US$40 million); and
•

a commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years (inclusive of 2018 drilling that was conducted between February and May of this year) as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in).

Pursuant to the Arrangement Agreement, Aldebaran may also elect to earn-in an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.

Peregrine was a subsidiary of Stillwater Canada.  On 25 October 2018, Aldebaran issued an aggregate of 15,449,555 Aldebaran shares to Sibanye-Stillwater, representing 19.9% of the current 77,635,957 issued and outstanding Aldebaran shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater in accordance with the Arrangement Agreement. From this date, Stillwater Canada and Aldebaran act together to direct the relevant activities of and, therefore, collectively control Peregrine. As a result of loss of control, Peregrine was derecognised as a subsidiary and accounted for as an equity-accounted investment.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       21

10.	Borrowings

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Balance at beginning of the period	28,692.3	25,649.5	30,208.5	25,649.5	8,973.8
Borrowings acquired on acquisition of subsidiary	-	-	-	-	5,937.6
Loans raised	9,127.4	8,002.8	13,586.2	17,130.2	68,297.2
- US$600 million RCF	3,478.2	1,913.4	-	5,391.6	-
- R6.0 billion RCF	-	360.0	-	360.0	800.0
- US$350 million RCF	-	580.0	538.5	580.0	1,031.4
- Other borrowings (including DRDGOLD facility)	5,649.2	5,149.4	8,413.2	10,798.6	14,721.5
- 2022 and 2025 Notes	-	-	-	-	13,109.5
- US$ Convertible Bond	-	-	4,634.5	-	4,634.5
- Stillwater Bridge Facility	-	-	-	-	34,000.3
Loans repaid	(13,829.6)	(7,401.9)	(17,061.2)	(21,231.5)	(55,719.5)
- US$600 million RCF	(2,459.5)	(285.2)	-	(2,744.7)	-
- R6.0 billion RCF	-	-	(363.6)	-	(363.6)
- US$350 million RCF	-	(1,779.6)	(1,198.2)	(1,779.6)	(1,198.2)
- Other borrowings (including DRDGOLD facility)	(5,517.5)	(5,337.1)	(7,934.5)	(10,854.6)	(14,992.3)
- 2022 and 2025 Notes[1]	(5,107.4)	-	-	(5,107.4)	-
- US$ Convertible Bond[2]	(745.2)	-	-	(745.2)	-
- Stillwater Bridge Facility	-	-	(7,564.9)	-	(33,304.0)
- Stillwater Convertible Debentures	-	-	-	-	(5,861.4)
Unwinding of loans recognised at amortised cost	305.1	233.2	181.8	538.3	222.1
Accrued interest	514.8	427.7	478.1	942.5	507.8
Accrued interest paid	(391.2)	(516.0)	(431.5)	(907.2)	(431.5)
Gain on derecognition of borrowings[1,2]	(179.7)	-	-	(179.7)	-
Gain on the revised cash flow of the Burnstone Debt	(804.6)	-	(74.7)	(804.6)	(181.7)
Loss/(gain) on foreign exchange differences and foreign currency translation	1,070.2	2,297.0	(1,237.7)	3,367.2	(1,956.3)
Balance at end of the period	24,504.7	28,692.3	25,649.5	24,504.7	25,649.5

1On 19 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the 6.125% Notes due on 27 June 2022 (the 2022 Notes) and 7.125% Notes due on 27 June 2025 (the 2025 Notes) issued by Stillwater Mining Company (Stillwater). The total purchase price was approximately US$345 million (with a nominal value of US$349 million) and was funded from existing cash resources, including the US$500 million advance proceeds of the streaming transaction (refer to note 14). As a result, a gain on early settlement of the 2022 and 2025 Notes of R128.8 million was recognised in profit or loss.

2On 11 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the US$ Convertible Bond. An aggregate principal amount of US$66 million for a total purchase price of approximately US$50 million was repurchased. Sibanye-Stillwater funded the repurchase from existing cash resources, including the US$500 million advance proceeds of the streaming transaction (refer to note 14). As a result, a gain on early settlement of the US$ Convertible Bond of R50.9 million was recognised in profit or loss.

Borrowings consist of:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
US$600 million RCF	2,726.5	1,757.5	-	2,726.5	-
R6.0 billion RCF	5,896.4	5,896.4	5,536.4	5,896.4	5,536.4
US$350 million RCF	-	-	1,137.1	-	1,137.1
2022 and 2025 Notes	9,808.7	14,022.2	12,597.7	9,808.7	12,597.7
US$ Convertible Bond	4,496.6	4,939.7	4,357.1	4,496.6	4,357.1
Burnstone Debt	1,145.1	1,780.0	1,537.5	1,145.1	1,537.5
Other borrowings	431.4	296.5	483.7	431.4	483.7
- Uncommitted (short-term) facilities	252.3	291.0	478.7	252.3	478.7
- DRDGOLD facility	173.3	-	-	173.3	-
- Franco Nevada liability	2.0	1.9	1.7	2.0	1.7
- Stillwater Convertible Debentures	3.8	3.6	3.3	3.8	3.3

Borrowings	24,504.7	28,692.3	25,649.5	24,504.7	25,649.5
Current portion of borrowings	(6,188.2)	(334.3)	(1,657.5)	(6,188.2)	(1,657.5)
Non-current borrowings	18,316.5	28,358.0	23,992.0	18,316.5	23,992.0

Derivative financial instrument (related to the US$ Convertible Bond)

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Balance at the beginning of the period	311.1	1,093.5	-	1,093.5	-
Loss/(gain) of financial instruments	132.0	(810.1)	(115.9)	(678.1)	(115.9)
Gain on derecognition of derivative financial instrument[1]	(50.3)	-	-	(50.3)	-
Derivative financial instruments recognised	-	-	1,296.6	-	1,296.6
Loss/(gain) on foreign exchange differences	16.1	27.7	(87.2)	43.8	(87.2)
Balance at the end of the period	408.9	311.1	1,093.5	408.9	1,093.5

1On 11 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the US$ Convertible Bond. As a result, a gain on derecognition of a portion of the derivative financial instrument of R50.3 million was recognised in profit or loss.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       22

10.1 Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities, excluding interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and four years	Five years and later
31 December 2018
US$600 million RCF	2,726.5	-	2,726.5	-
R6.0 billion RCF	5,896.4	5,896.4	-	-
2022 and 2025 Notes	10,053.6	-	5,075.6	4,978.0
US$ Convertible Bond	5,510.4		5,510.4	-
Burnstone Debt	2,552.9	-	-	2,552.9
Other borrowings	258.1	258.1	-	-

Net debt to adjusted EBITDA

Figures in million - SA rand
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017
Borrowings[1]	23,768.5	27,223.4	25,205.5
Cash and cash equivalents[2]	2,499.4	2,066.7	2,029.8
Net debt[3]	21,269.1	25,156.7	23,175.7
Adjusted EBITDA[4]	8,369.4	9,851.0	9,045.1
Net debt to adjusted EBITDA (ratio)[5]	2.5	2.6	2.6

1Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument.

2Cash and cash equivalents exclude cash of Burnstone.

3Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and therefore exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes Burnstone cash and cash equivalents.

4The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

5Net debt to adjusted EBITDA ratio is defined as net debt as at the end of a reporting period divided by EBITDA of the 12 months ended on the same reporting date.

Reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA:

Figures in million - SA rand	Six months ended			Year ended
	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
(Loss)/profit before royalties and tax	(1,491.0)	266.7	(1,937.0)	(1,224.3)	(6,981.2)
Adjusted for:
Amortisation and depreciation	3,519.1	3,094.7	3,203.0	6,613.8	5,699.7
Interest income	(290.8)	(191.3)	(220.7)	(482.1)	(415.5)
Finance expense	1,750.5	1,384.2	1,532.2	3,134.7	2,971.8
Share-based payments	164.7	134.7	115.7	299.4	231.9
(Gain)/loss on financial instruments	(993.9)	(710.2)	853.1	(1,704.1)	1,114.4
(Gain)/loss on foreign exchange differences	(959.0)	(210.1)	42.2	(1,169.1)	(292.4)
Share of results of equity-accounted investees after tax	(145.7)	(198.5)	(193.5)	(344.2)	(291.6)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(66.6)	-	193.6	(66.6)	248.9
Gain on disposal of property, plant and equipment	(28.4)	(31.8)	(10.2)	(60.2)	(40.7)
Impairments	2,981.8	59.6	1,615.0	3,041.4	4,411.0
Gain on derecognition of borrowings	(230.0)	-	-	(230.0)	-
Occupational healthcare expense	5.2	10.2	29.7	15.4	1,106.9
Restructuring costs	48.4	94.4	581.8	142.8	729.8
Transaction costs	209.5	193.0	150.5	402.5	552.1
Adjusted EBITDA	4,473.8	3,895.6	5,955.4	8,369.4	9,045.1
11.	Environmental rehabilitation obligation and other provisions

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Balance at beginning of the period		4,898.7	4,678.7	4,529.1	4,678.7	3,982.2
Interest charge	2	209.3	189.5	177.8	398.8	357.1
Payment of environmental rehabilitation obligation		(32.3)	-	(26.9)	(32.3)	(26.9)
Change in estimate charged to profit or loss[1]		(87.7)	(2.7)	193.5	(90.4)	248.9
Change in estimate capitalised[1]		618.8	-	(177.7)	618.8	(177.7)
Environmental rehabilitation obligation on acquisition of subsidiaries		672.7	-	312.1	672.7	312.1
Foreign currency translation		14.7	33.2	(329.2)	47.9	(17.0)
Balance at end of the period		6,294.2	4,898.7	4,678.7	6,294.2	4,678.7
Environmental rehabilitation obligation and other provisions consists of:
Environmental rehabilitation obligation		6,176.2	4,898.7	4,678.7	6,176.2	4,678.7
Other provisions		118.0	-	-	118.0	-
Environmental rehabilitation obligation and other provisions		6,294.2	4,898.7	4,678.7	6,294.2	4,678.7

1Changes in estimates are defined as changes in reserves and corresponding changes in life of mine, changes in discount rates and changes in laws and regulations governing environmental matters.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       23

12.	Occupational healthcare obligation

On 3 May 2018, the Occupational Lung Disease Working Group (the Working Group), including the Sibanye-Stillwater Group, agreed to an approximately R5 billion class action settlement with the claimants. The estimated costs were reviewed at 31 December 2018 and discounted using a risk-free rate. As a result, a change in estimate of R5.2 million was recognised in profit or loss. The ultimate outcome of these matters remains uncertain, with a possible failure to obtain the requisite final court approval for the settlement, even though the High Court granted the first leg of the approval application on 13 December 2018. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Balance at beginning of the period		1,214.1	1,153.3	1,077.2	1,153.3	-
Occupational healthcare obligation recognised		-	-	-	-	1,077.2
Interest charge	2	54.8	50.6	46.4	105.4	46.4
Charge to profit or loss		5.2	10.2	29.7	15.4	29.7
Balance at end of the period		1,274.1	1,214.1	1,153.3	1,274.1	1,153.3
Current portion of occupational healthcare obligation		(109.9)	(150.6)	(0.8)	(109.9)	(0.8)
Non-current portion of occupational healthcare obligation		1,164.2	1,063.5	1,152.5	1,164.2	1,152.5
13.	Other payables

Figures in million - SA rand	Six months ended
	Reviewed Dec 2018	Reviewed Jun 2018	Audited Dec 2017
Deferred Payment (related to Rustenburg operations acquisition)	2,205.7	2,294.8	2,194.7
Right of recovery payable	83.2	72.5	69.3
Dissenting shareholders	287.1	1,450.6	1,349.7
Other non-current payables	256.5	219.7	188.6
Other payables	2,832.5	4,037.6	3,802.3
Current portion of other payables	(303.3)	(41.9)	(41.9)
Non-current other payables	2,529.2	3,995.7	3,760.4

Reconciliation of dissenting shareholder liability:

Figures in million - SA rand		Six months ended			Year ended
	Note	Reviewed Dec 2018	Reviewed Jun 2018	Audited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Balance at beginning of the period		1,450.6	1,349.7	1,378.8	1,349.7	-
Interest charge	2	25.2	42.9	48.8	68.1	62.9
Payments to dissenting shareholders[1]		(1,291.0)	(84.8)	-	(1,375.8)	-
Dissenting shareholder liability on acquisition of subsidiary[1]		-	-	-	-	1,364.3
Foreign currency translation reserve		102.3	142.8	(77.9)	245.1	(77.5)
Balance at end of the period		287.1	1,450.6	1,349.7	287.1	1,349.7

1Following the closing of the Stillwater Transaction on 4 May 2017, three Petitions for Appraisal of Stock were filed in the Chancery Court for the State of Delaware. The first action, captioned Blue Mountain Credit Alternatives Master Fund L.P. et al. vs. Stillwater Mining Company, Case No. 2017-0385-JTL, was filed 19 May 2017 on behalf of holders of a purported 4,219,523 shares of common stock of Stillwater. The second action, captioned Brigade Leveraged Capital Structures Fund Ltd. et al. vs. Stillwater Mining Company, Case No. 2017-0389-JTL, was filed 22 May 2017 on behalf of holders of a purported 1,200,000 shares of common stock of Stillwater. The third action, captioned Hillary Shane Revocable Trust, et al. vs. Stillwater Mining Company, Case No. 2017-0400-JTL, was filed 26 May 2017 on behalf of holders of a purported 384,000 shares of common stock of Stillwater (the Shane Petitioners). On 29 August 2017, the three actions were consolidated into a single action, captioned In re Appraisal of Stillwater Mining Company, Case No. 2017-0385-JTL.

 On 28 March 2018, Stillwater entered into a settlement agreement with the Shane Petitioners, providing for settlement consideration of US$18 per share, plus interest at a rate of 1.75% per annum, for a total settlement payment of US$7.0 million. The Shane Petitioners filed a motion to voluntarily dismiss their petition on 11 June 2018, which the court granted on 15 August 2018.

Following settlement of the Shane Petitioners ’claim, the total number of shares of Stillwater common stock subject to appraisal is approximately 5,419,523. The appraisal action seeks a determination of the fair value of the shares of the common stock of Stillwater under Section 262 of the General Corporation Law of the State of Delaware. Petitioners seek a judgment awarding them, among other things, the fair value of their Stillwater shares plus interest.

During September 2018, Stillwater made a provisional payment to the remaining dissenting shareholders of US$87.5 million. This settlement is pending the court’s determination as to fair value.

A trial was held from 10 December through 13 December 2018. The parties will engage in post-trial briefing. Oral argument on the matter is currently scheduled for 18 April 2019. The court’s determination as to fair value of the shares is currently unknown. Accordingly, for accounting purposes only, we have used the merger price of US$18.00 per share in estimating our liability relating to the shares for which appraisal has been demanded, however, fair value may ultimately be determined by the court to be equal to, or different from, the merger price.

14.	Deferred revenue

Sibanye-Stillwater secured a US$500 million upfront cash payment (the Advance Amount) through a streaming agreement with Wheaton International, a wholly-owned subsidiary of Wheaton Precious Metals Corp. In return, Sibanye-Stillwater has committed to deliver a percentage of gold and palladium produced from its US PGM operations (comprising its East Boulder and Stillwater mining operations) (the Streaming Transaction). The Streaming Transaction is effective from 1 July 2018.

In addition to the Advance Amount, Wheaton International will pay Sibanye-Stillwater 18% of the spot palladium and gold prices for each ounce delivered under the streaming agreement until the Advance Amount has been reduced to nil through metal deliveries. Thereafter, Sibanye-Stillwater will receive 22% of spot US dollar palladium and gold prices for each ounce of palladium and gold delivered. Sibanye-Stillwater has committed to deliver to Wheaton International the equivalent of:

•	100% of gold production from the US PGM operations over the life of the US PGM operations
•	Annual palladium production from the US PGM operations equivalent to:

  4.5% of production, until the later of (i) a cumulative amount of 375koz having been delivered, and (ii) the portion of the Advance Amount which is attributable to palladium deliveries (i.e. US$253 million) having been reduced to nil through such deliveries;

  thereafter, the equivalent of 2.25% of production, until the later of (i) a further 175koz having been delivered (or cumulatively 550koz having been delivered), and (ii) the Advance Amount having been reduced to nil through metal deliveries; and

  thereafter and continuing for the life of the operations, 1.0% of palladium production.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       24

The contract will be settled by Sibanye-Stillwater delivering metal credits to Wheaton International representing underlying refined, mined gold and palladium.

Figures in million - SA rand		Six months ended			Year ended
	Note	Unaudited Dec 2018	Reviewed Jun 2018	Unaudited Dec 2017	Reviewed Dec 2018	Audited Dec 2017
Deferred revenue advance received		6,555.4	-	-	6,555.4	-
Deferred revenue recognised during the period		(160.3)	-	-	(160.3)	-
Interest charge	2	160.3	-	-	160.3	-
Balance at end of the period		6,555.4	-	-	6,555.4	-
Current portion of deferred revenue		(30.1)	-	-	(30.1)	-
Non-current portion of deferred revenue		6,525.3	-	-	6,525.3	-
15.	Fair value of financial assets and financial liabilities, and risk management

15.1 Measurement of fair value

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 31 December 2018. The following table set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Reviewed Dec 2018			Reviewed Jun 2018		Audited Dec 2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 1	Level 2
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	3,634.0	364.7	-	3,187.6	374.8	3,117.6	374.8
- Trade receivables - PGM sales	5,310.1	-	-	4,688.4	-	4,512.4	-
- Rand gold forward sale contracts	-	-	-	-	4.1	-	-
- Other investments[1]	81.5	-	74.5	-	-	-	-
Financial liabilities measured at fair value
- Derivative financial instrument[2]	-	408.9	-	-	311.1	-	1,093.5
- Rand gold forward sale contracts	-	240.8	-	-	134.8	-	-

1The investment in Aldebaran (refer to note 9) is designated as equity securities at fair value through OCI because these equity securities represent an investment that the Group intends to hold for the long-term for strategic purposes. This investment is subsequently, measured at fair value and changes in fair value are recognised in OCI and accumulated fair value reserve.

2The derivative financial instrument is recognised at fair value and valued using option pricing methodologies based on observable quoted inputs.

15.2 Risk management activities

Liquidity risk: working capital and going concern assessment

For the year ended 31 December 2018, the Group incurred a loss of R2,499.6 million (31 December 2017: R4,433.1 million). As at 31 December 2018 the Group’s current assets exceeded its current liabilities by R562.7 million (31 December 2017: R3,566.7 million) and during the year then ended the Group generated cash from operating activities of R12,197.2 million (31 December 2017: R2,740.7 million). The Group’s cash generated from operating activities during the year ended 31 December 2018 includes the R6,555.4 million (US$500 million) advance proceeds of the streaming transaction (refer to note 14).

Gold and PGMs are sold in US dollars, and while the majority of the gold operations costs and a substantial amount of the SA PGM operations costs are denominated in rand, the Group’s results and financial condition will be impacted if there is a material change in the rand/US dollar exchange rate.

On 21 November 2018, AMCU, one of Sibanye-Stillwater’s unions, initiated a strike action at the gold operations. The AMCU union members are still not reporting for work in terms of a protected strike. The gold operations have continued during this period to produce approximately 40% of planned production and have implemented procedures to reduce operating cost during the strike action. It is unclear when employees will return to work and when the operations will return to full production. The gold operations have as a result operated at, and could continue to operate at, an adjusted EBITDA and cash flow loss during this period. While the PGM operations have to date generated sufficient cash flow to mostly mitigate the cash flow impacts of the strike action, the impact of the adjusted EBITDA losses from the gold operations will have a negative impact on future reported adjusted EBITDA and future reported covenant ratios.

With effect from 1 January 2019, in line with our mine to market strategy for the PGM operations, the offtake contract between the Rustenburg operations and Anglo American Platinum Limited (Anglo American Platinum) changed from a “Sale and Purchase of Concentrate” agreement to a tolling agreement. This means that Anglo American Platinum will no longer purchase concentrate from the Rustenburg operations on delivery of the concentrate, but will rather return the 4E refined metals to the Rustenburg operations approximately four months after delivery of the concentrate. Sibanye-Stillwater will then sell the refined metals in the market. The impact on future cash flows is not material, as Anglo American Platinum in terms of the previous Purchase of Concentrate agreement will continue to pay for the concentrate delivered up to December 2018 during Q1 2019. The change, however, will result in no adjusted EBITDA reported for the 4E metals produced by the Rustenburg operations during the Q1 2019. This will have a negative impact on the future 12 months rolling adjusted EBITDA and future covenant ratios for the Group, until Q1 2020.

Sibanye-Stillwater’s leverage ratio (net debt to adjusted EBITDA) at 31 December 2018 is 2.5. The US$600 million RCF and the R6.0 billion RCF (together RCFs), permit a leverage ratio of at most 3.5:1 through to 31 December 2019, and thereafter 2.5:1, calculated on a quarterly basis. Sibanye-Stillwater’s interest coverage ratio (or adjusted EBITDA to net finance charges) at 31 December 2018 is 4.9:1. The RCFs require an interest coverage ratio of at least 4.0:1 calculated on a quarterly basis. In order to accommodate a potential breach in covenant ratios resulting from the impact of the gold operations strike and the Rustenburg operations contract change occurring in the same period, a temporary covenant amendment allowing for no covenant measurements for the quarter ending 31 March 2019 has been requested from and approved by the lenders. At this time, management believe that the covenant ratio levels agreed will be complied with in Q2 2019 and onwards. Sibanye-Stillwater will continue to monitor and ensure compliance with the covenants, as well as maintain sufficient committed undrawn debt facilities to ensure satisfactory liquidity for the Group.

The Group currently has committed undrawn debt facilities of R5,987 million at 31 December 2018 (2017: R3,653 million) following the US$250 million upsizing of the US dollar RCF in 2018. In order to maintain adequate liquidity, the refinancing of the R6.0 billion RCF, maturing on 15 November 2019, will be initiated during the first half of 2019. Utilising debt facilities may have a negative impact on

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       25

the leverage ratio if drawn to fund operating losses. Consistent with its long-term strategy, Sibanye-Stillwater intends to deleverage, over time to its targeted leverage ratio of 1:1.

The Group is considering increasing operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. A Section 189A consultation process was launched on 14 February 2019. The Group may also, if necessary, consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. This gives management the operational and financing flexibility to continue to manage the operations and capital structure to ensure compliance with debt covenants.

The Lonmin transaction may be completed during the Q2 2019. Management believe Lonmin has sufficient liquidity and will not have a negative impact on Sibanye-Stillwater’s debt levels post acquisition. Furthermore, management believe that Lonmin will contribute positively to consolidated adjusted EBITDA which will have a positive impact on Sibanye-Stillwater covenant levels post acquisition.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The condensed consolidated preliminary financial statements for the year ended 31 December 2018, therefore, have been prepared on a going concern basis.

16.	Contingent liabilities

Purported Class Action Lawsuits

Two purported class action lawsuits have been filed against Sibanye Gold Limited (Sibanye-Stillwater), Neal Froneman and Charl Keyter (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. The first lawsuit, Case No. 18-cv-03721, was filed on 27 June 2018 by Kevin Brandel, individually and on behalf of all other persons who purchased Sibanye-Stillwater securities between 7 April 2017 and 26 June 2018, inclusive (the Class Period). The second lawsuit, Case No. 18-cv-03902, was filed on 6 July 2018 by Lester Heuschen, Jr., also individually and on behalf of members of the Class Period (collectively, the Class Actions). The Class Actions allege that certain statements by Sibanye-Stillwater in its annual reports filed with the US Securities and Exchange Commission were false and/or misleading. Specifically, the Class Actions allege that Sibanye-Stillwater made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Actions seek an unspecific amount of damages.

The two lawsuits were consolidated into a single action, and lead plaintiffs and lead counsel were appointed by the court, on 17 December 2018. Lead plaintiffs must file a consolidated amended complaint by 1 April 2019, and the Defendants must file an answer or otherwise request a pre-motion conference (which is procedurally required by the Court’s rules before a motion to dismiss may be filed) by 16 May 2019. As the cases are still in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Actions nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the cases vigorously.

17.	Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 31 December 2018, other than those discussed below.

Lonmin Acquisition

On 14 December 2017, Sibanye-Stillwater announced that it had reached agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). It is proposed that the Lonmin Acquisition will be effected by means of a scheme of arrangement between Lonmin and the Lonmin Shareholders under Part 26 of the UK Companies Act. Under the terms of the Lonmin Acquisition, each Lonmin Shareholder will be entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share.

On 15 May 2018, Sibanye-Stillwater received South African Reserve Bank approval for the proposed acquisition of Lonmin and on 28 June 2018, the proposed Lonmin transaction was unconditionally cleared by the UK Competition and Markets Authority. On 21 November 2018, Sibanye-Stillwater announced that the Competition Tribunal has approved the proposed acquisition of Lonmin, subject to specific conditions. In addition to the conditions agreed between Sibanye-Stillwater and the Competition Commission, a further condition has been imposed by the Competition Tribunal, namely a moratorium on retrenchments at the Lonmin operations for a period of six months from the implementation date. On 19 December 2018, Sibanye-Stillwater and Lonmin announced that the Association of Mineworkers and Construction Union had filed an appeal with the Competition Appeal Court of South Africa (the CAC) against the South African Competition Tribunal’s decision of 21 November 2018 to approve the Offer subject to certain specific conditions. In light of the appeal before the CAC, Sibanye-Stillwater and Lonmin have agreed, with the consent of the Panel, to extend the longstop date for the scheme to become unconditional and effective from 28 February 2019 to 30 June 2019.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       26

Section 189A consultations

On 14 February 2019 Sibanye-Stillwater entered into consultation with relevant stakeholders in terms of Section 189A (Section 189A) of the Labour Relations Act, 66 of 1995, regarding the possible restructuring of its gold operations and associated services, pursuant to ongoing financial losses experienced at the Beatrix 1 and Driefontein 2,6,7,8 shafts during 2018. The initiation of a Section 189A consultation process follows numerous initiatives to contain losses at these operations, which have thus far proven to be unsuccessful. Through a formal Section 189A consultation process, the Company and affected stakeholders will together consider measures to avoid and mitigate possible retrenchments and seek alternatives to the potential cessation or downscaling of operations at the affected shafts.

Debt covenants

A temporary covenant amendment allowing for no covenant measurements for the quarter ending 31 March 2019 has been requested from and approved by the lenders.

SFA (Oxford)

To support the implementation of this strategic positioning, Sibanye-Stillwater has agreed to acquire SFA (Oxford) (pending certain conditions), an established analytical consulting company that is a globally recognised authority on PGMs and has for several years provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies.

18.	Review report of the independent auditor

These condensed consolidated preliminary financial statements for the year ended 31 December 2018, have been reviewed by the Company’s auditor, KPMG Inc., who expressed an unmodified review conclusion.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       27

Segment reporting

Figures in million

	For the six months ended 31 Dec 2018 (Unaudited)
	GROUP	SA REGION														US REGION	GROUP
SA rand	Total	Total SA Region	Total SA gold[1]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[2]	Stillwater	Cor- porate[2]
Revenue	26,746.4	18,341.4	9,976.5	2,093.8	4,010.1	2,295.8	549.9	1,047.5	(20.6)	8,364.9	2,085.3	112.2	940.8	6,167.4	(940.8)	8,431.7	(26.7)
Underground	20,320.7	15,448.8	7,636.1	1,994.7	3,403.4	2,216.6	42.0	-	(20.6)	7,812.7	2,085.3	-	940.8	5,727.4	(940.8)	4,898.6	(26.7)
Surface	2,892.6	2,892.6	2,340.4	99.1	606.7	79.2	507.9	1,047.5	-	552.2	-	112.2	-	440.0	-	-	-
Recycling	3,533.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,533.1	-
Cost of sales, before amortisation and depreciation	(21,872.8)	(15,705.5)	(9,325.6)	(2,731.9)	(3,199.2)	(1,945.0)	(429.5)	(1,020.0)	-	(6,379.9)	(1,483.7)	(89.0)	(651.8)	(4,807.2)	651.8	(6,167.3)	-
Underground	(15,891.6)	(13,133.9)	(7,267.7)	(2,654.4)	(2,698.3)	(1,905.7)	(9.3)	-	-	(5,866.2)	(1,483.7)	-	(651.8)	(4,382.5)	651.8	(2,757.7)	-
Surface	(2,571.6)	(2,571.6)	(2,057.9)	(77.5)	(500.9)	(39.3)	(420.2)	(1,020.0)	-	(513.7)	-	(89.0)	-	(424.7)	-	-	-
Recycling	(3,409.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,409.6)	-
Net other cash costs[3]	(399.8)	(399.9)	(295.6)	(26.3)	(24.7)	(27.2)	(299.4)	8.7	73.3	(104.3)	(31.7)	(0.7)	-	(71.4)	(0.5)	0.1	-
Adjusted EBITDA	4,473.8	2,236.0	355.3	(664.4)	786.2	323.6	(179.0)	36.2	52.7	1,880.7	569.9	22.5	289.0	1,288.8	(289.5)	2,264.5	(26.7)
Amortisation and depreciation	(3,519.1)	(2,309.5)	(1,736.5)	(614.1)	(719.0)	(330.5)	(2.7)	(57.9)	(12.3)	(573.0)	(190.2)	(1.7)	(101.1)	(379.1)	99.1	(1,209.6)	-
Interest income	290.8	244.9	198.0	48.8	39.9	26.5	25.5	26.1	31.2	46.9	33.2	-	-	12.7	1.0	45.9	-
Finance expense	(1,750.5)	(579.1)	(367.7)	(117.1)	(122.8)	(73.0)	(41.0)	(33.0)	19.2	(211.4)	(67.5)	-	(8.2)	(1,742.6)	1,606.9	(1,011.1)	(160.3)
Share-based payments	(164.7)	(145.6)	(145.6)	-	-	-	-	(3.2)	(142.4)	-	-	-	-	-	-	(19.1)	-
Net other[4]	2,165.2	2,166.4	1,526.4	(326.4)	(74.7)	(40.9)	(70.4)	(419.1)	2,457.9	640.0	109.9	0.7	(7.5)	4,403.8	(3,866.9)	(1.2)	-
Non-underlying items[5]	(2,986.5)	(2,953.3)	(2,944.1)	(2,159.5)	15.3	(160.2)	(16.9)	(4.6)	(618.2)	(9.2)	0.2	-	-	(9.4)	-	(33.2)	-
Royalties	(108.9)	(108.9)	32.2	16.5	19.4	(0.9)	(2.7)	-	(0.1)	(141.1)	(3.1)	-	(28.7)	(138.0)	28.7	-	-
Current taxation	58.9	(179.2)	71.5	-	(101.2)	1.6	-	(3.0)	174.1	(250.7)	-	-	(49.9)	(249.9)	49.1	238.1	-
Deferred taxation	(1,058.0)	780.9	896.0	736.3	291.4	110.2	-	(132.0)	(109.9)	(115.1)	(148.5)	(4.1)	(18.8)	37.0	19.3	(1,838.9)	-
Profit for the period	(2,599.0)	(847.4)	(2,114.5)	(3,079.9)	134.5	(143.6)	(287.2)	(590.5)	1,852.2	1,267.1	303.9	17.4	74.8	3,223.3	(2,352.3)	(1,564.6)	(187.0)
Attributable to:
Owners of Sibanye-Stillwater	(2,576.3)	(824.7)	(2,090.4)	(3,079.9)	134.5	(143.6)	(287.2)	(565.8)	1,851.6	1,265.7	303.9	16.0	74.8	3,223.3	(2,352.3)	(1,564.6)	(187.0)
Non-controlling interests	(22.7)	(22.7)	(24.1)	-	-	-	-	(24.7)	0.6	1.4	-	1.4	-	-	-	-	-
Sustaining capital expenditure	(832.6)	(683.1)	(362.2)	(144.0)	(145.2)	(58.4)	-	(14.5)	(0.1)	(320.9)	(91.5)	(4.7)	(105.2)	(224.7)	105.2	(149.5)	-
Ore reserve development	(1,833.8)	(1,274.5)	(1,023.3)	(398.0)	(441.7)	(183.6)	-	-	-	(251.2)	-	-	-	(251.2)	-	(559.3)	-
Growth projects	(1,361.9)	(455.6)	(431.9)	(0.1)	(69.1)	(1.4)	-	(303.3)	(58.0)	(23.7)	-	(23.7)	-	-	-	(906.3)	-
Total capital expenditure	(4,028.3)	(2,413.2)	(1,817.4)	(542.1)	(656.0)	(243.4)	-	(317.8)	(58.1)	(595.8)	(91.5)	(28.4)	(105.2)	(475.9)	105.2	(1,615.1)	-

	For the six months ended 31 Dec 2018 (Unaudited)
	GROUP	SA REGION														US REGION	GROUP
US dollars[6]	Total	Total SA Region	Total SA gold[1]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[2]	Stillwater	Cor- porate[2]
Revenue	1,883.7	1,291.4	698.3	140.8	279.4	160.2	39.9	79.1	(1.1)	593.1	148.9	8.0	65.8	436.2	(65.8)	594.3	(2.0)
Underground	1,430.5	1,082.7	528.2	134.7	236.9	154.5	3.2	-	(1.1)	554.5	148.9	-	65.8	405.6	(65.8)	349.8	(2.0)
Surface	208.7	208.7	170.1	6.1	42.5	5.7	36.7	79.1	-	38.6	-	8.0	-	30.6	-	-	-
Recycling	244.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	244.5	-
Cost of sales, before amortisation and depreciation	(1,540.0)	(1,105.9)	(656.8)	(189.5)	(223.5)	(135.7)	(31.0)	(77.1)	-	(449.1)	(104.9)	(6.3)	(45.9)	(337.9)	45.9	(434.1)	-
Underground	(1,118.4)	(920.2)	(507.2)	(185.0)	(188.6)	(132.9)	(0.7)	-	-	(413.0)	(104.9)	-	(45.9)	(308.1)	45.9	(198.2)	-
Surface	(185.7)	(185.7)	(149.6)	(4.5)	(34.9)	(2.8)	(30.3)	(77.1)	-	(36.1)	-	(6.3)	-	(29.8)	-	-	-
Recycling	(235.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(235.9)	-
Net other cash costs[3]	(28.1)	(28.2)	(20.5)	(1.6)	(1.8)	(2.0)	(21.0)	0.7	5.2	(7.7)	(2.3)	(0.1)	0.1	(5.3)	(0.1)	0.1	-
Adjusted EBITDA	315.6	157.3	21.0	(50.3)	54.1	22.5	(12.1)	2.7	4.1	136.3	41.7	1.6	20.0	93.0	(20.0)	160.3	(2.0)
Amortisation and depreciation	(248.1)	(162.5)	(122.0)	(43.0)	(50.5)	(23.2)	(0.2)	(4.4)	(0.7)	(40.5)	(13.4)	(0.1)	(7.1)	(26.9)	7.0	(85.6)	-
Interest income	20.9	17.6	14.2	3.4	2.8	1.9	1.8	2.0	2.3	3.4	2.4	-	-	0.9	0.1	3.3	-
Finance expense	(124.4)	(40.5)	(25.6)	(8.1)	(8.6)	(5.1)	(2.9)	(2.5)	1.6	(14.9)	(4.8)	-	(0.6)	(130.8)	121.3	(71.8)	(12.1)
Share-based payments	(11.7)	(10.3)	(10.3)	-	-	-	-	(0.2)	(10.1)	-	-	-	-	-	-	(1.4)	-
Net other[4]	157.1	157.6	109.8	(24.4)	(5.4)	(3.0)	(5.1)	(31.7)	179.4	47.8	8.1	0.1	(0.6)	332.9	(292.7)	(0.5)	-
Non-underlying items[5]	(223.8)	(222.3)	(221.7)	(163.2)	1.1	(12.1)	(1.1)	(0.3)	(46.1)	(0.6)	-	-	-	(0.6)	-	(1.5)	-
Royalties	(7.7)	(7.7)	2.8	1.3	1.7	-	(0.2)	-	-	(10.5)	(0.2)	-	(2.1)	(10.3)	2.1	-	-
Current taxation	5.3	(12.7)	6.2	(0.4)	(7.8)	0.1	-	(0.2)	14.5	(18.9)	-	-	(3.5)	(18.8)	3.4	18.0	-
Deferred taxation	(80.2)	58.9	67.2	54.5	21.8	8.3	-	(10.0)	(7.4)	(8.3)	(11.1)	(0.3)	(1.4)	3.1	1.4	(139.1)	-
Profit for the period	(197.0)	(64.6)	(158.4)	(230.2)	9.2	(10.6)	(19.8)	(44.6)	137.6	93.8	22.7	1.3	4.7	242.5	(177.4)	(118.3)	(14.1)
Attributable to:	-	-	-							-
Owners of Sibanye-Stillwater	(195.3)	(62.9)	(156.6)	(230.2)	9.2	(10.6)	(19.8)	(42.7)	137.5	93.7	22.7	1.2	4.7	242.5	(177.4)	(118.3)	(14.1)
Non-controlling interests	(1.7)	(1.7)	(1.8)	-	-	-	-	(1.9)	0.1	0.1	-	0.1	-	-	-	-	-
Sustaining capital expenditure	(60.4)	(49.7)	(26.3)	(10.4)	(10.6)	(4.2)	-	(1.1)	-	(23.4)	(6.6)	(0.3)	(7.6)	(16.5)	7.6	(10.7)	-
Ore reserve development	(128.7)	(89.0)	(71.3)	(27.6)	(31.0)	(12.7)	-	-	-	(17.7)	-	-	-	(17.7)	-	(39.7)	-
Growth projects	(97.6)	(32.9)	(31.3)	-	(4.8)	(0.1)	-	(22.9)	(3.5)	(1.6)	-	(1.6)	-	-	-	(64.7)	-
Total capital expenditure	(286.7)	(171.6)	(128.9)	(38.0)	(46.4)	(17.0)	-	(24.0)	(3.5)	(42.7)	(6.6)	(1.9)	(7.6)	(34.2)	7.6	(115.1)	-
1	The SA gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition (refer to note 8).
2

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

3	Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss.
4

Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss. Driefontein, Kloof, DRDGOLD and SA gold corporate and reconciling items net other includes the gain and loss on exchange of Far West Gold Recoveries, which are eliminated.

5

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss.

6	The average exchange rate for the six months ended 31 December 2018 was R14.18/US$.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       28

Figures in million

	For the six months ended 30 Jun 2018 (Reviewed)
	GROUP	SA REGION													US REGION
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[1]	Stillwater
Revenue	23,910.0	16,468.9	9,680.2	3,017.4	4,121.6	2,305.5	291.9	(56.2)	6,788.7	1,499.1	84.5	916.7	5,205.1	(916.7)	7,441.1
Underground	18,285.0	14,753.5	8,521.1	2,787.7	3,534.5	2,251.2	3.9	(56.2)	6,232.4	1,499.1	-	916.7	4,733.3	(916.7)	3,531.5
Surface	1,715.4	1,715.4	1,159.1	229.7	587.1	54.3	288.0	-	556.3	-	84.5	-	471.8	-	-
Recycling	3,909.6	-	-	-	-	-	-	-	-	-	-	-	-	-	3,909.6
Cost of sales, before amortisation and depreciation	(19,642.4)	(14,088.8)	(8,372.7)	(2,977.4)	(3,165.6)	(1,965.8)	(263.9)	-	(5,716.1)	(1,255.7)	(63.7)	(583.9)	(4,396.7)	583.9	(5,553.6)
Underground	(14,357.1)	(12,590.4)	(7,325.2)	(2,732.3)	(2,653.9)	(1,935.3)	(3.7)	-	(5,265.2)	(1,255.7)	-	(583.9)	(4,009.5)	583.9	(1,766.7)
Surface	(1,498.4)	(1,498.4)	(1,047.5)	(245.1)	(511.7)	(30.5)	(260.2)	-	(450.9)	-	(63.7)	-	(387.2)	-	-
Recycling	(3,786.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,786.9)
Net other cash costs[2]	(372.0)	(371.9)	(300.4)	(23.9)	(20.1)	(10.0)	(274.0)	27.6	(71.5)	(21.0)	(0.5)	(6.7)	(49.7)	6.4	(0.1)
Adjusted EBITDA	3,895.6	2,008.2	1,007.1	16.1	935.9	329.7	(246.0)	(28.6)	1,001.1	222.4	20.3	326.1	758.7	(326.4)	1,887.4
Amortisation and depreciation	(3,094.7)	(2,069.9)	(1,568.5)	(586.8)	(659.8)	(304.8)	(3.0)	(14.1)	(501.4)	(180.2)	(1.3)	(90.5)	(318.0)	88.6	(1,024.8)
Interest income	191.3	154.0	117.4	45.5	32.1	13.5	16.2	10.1	36.6	27.1	1.3	0.1	7.5	0.6	37.3
Finance expense	(1,384.2)	(598.2)	(387.2)	(117.8)	(123.1)	(70.6)	(37.1)	(38.6)	(211.0)	(63.0)	-	(4.8)	(148.0)	4.8	(786.0)
Share-based payments	(134.7)	(118.1)	(118.1)	(0.2)	-	-	-	(117.9)	-	-	-	-	-	-	(16.6)
Net other[3]	1,118.8	1,048.8	962.5	(36.4)	(35.6)	(16.9)	(35.8)	1,087.2	86.3	27.7	-	(1.7)	(55.8)	116.1	70.0
Non-underlying items[4]	(325.4)	(147.9)	(127.4)	1.9	11.9	3.6	(33.7)	(111.1)	(20.5)	0.2	-	-	(21.3)	0.6	(177.5)
Royalties	(103.7)	(103.7)	(82.8)	(15.1)	(48.4)	(17.9)	(1.5)	0.1	(20.9)	(2.4)	-	(28.9)	(18.5)	28.9	-
Current taxation	(154.2)	(154.4)	(126.6)	63.9	25.9	3.9	0.8	(221.1)	(27.8)	-	-	(53.5)	(27.5)	53.2	0.2
Deferred taxation	69.5	26.3	103.8	186.6	21.7	17.6	-	(122.1)	(77.5)	(20.4)	(5.1)	(11.1)	(52.5)	11.6	43.2
Profit for the period	78.3	45.1	(219.8)	(442.3)	160.6	(41.9)	(340.1)	443.9	264.9	11.4	15.2	135.7	124.6	(22.0)	33.2
Attributable to:
Owners of Sibanye-Stillwater	76.7	43.5	(220.1)	(442.3)	160.6	(41.9)	(340.1)	443.6	263.6	11.4	13.9	135.7	124.6	(22.0)	33.2
Non-controlling interests	1.6	1.6	0.3	-	-	-	-	0.3	1.3	-	1.3	-	-	-	-
Sustaining capital expenditure	(438.6)	(327.9)	(184.4)	(84.1)	(75.4)	(24.2)	-	(0.7)	(143.5)	(49.9)	(4.8)	(65.7)	(88.8)	65.7	(110.7)
Ore reserve development	(1,696.6)	(1,257.0)	(1,030.3)	(419.1)	(397.9)	(213.3)	-	-	(226.7)	-	-	-	(226.7)	-	(439.6)
Growth projects	(917.3)	(249.6)	(215.6)	(0.3)	(72.7)	(0.3)	-	(142.3)	(34.0)	-	(33.4)	-	(0.6)	-	(667.7)
Total capital expenditure	(3,052.5)	(1,834.5)	(1,430.3)	(503.5)	(546.0)	(237.8)	-	(143.0)	(404.2)	(49.9)	(38.2)	(65.7)	(316.1)	65.7	(1,218.0)

	For the six months ended 30 Jun 2018 (Reviewed)
	GROUP	SA REGION													US REGION
US dollars[5]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[1]	Stillwater
Revenue	1,942.3	1,337.8	786.3	245.2	334.8	187.3	23.7	(4.7)	551.5	121.8	6.9	74.5	422.8	(74.5)	604.5
Underground	1,485.3	1,198.4	692.1	226.5	287.1	182.9	0.3	(4.7)	506.3	121.8	-	74.5	384.5	(74.5)	286.9
Surface	139.4	139.4	94.2	18.7	47.7	4.4	23.4	-	45.2	-	6.9	-	38.3	-	-
Recycling	317.6	-	-	-	-	-	-	-	-	-	-	-	-	-	317.6
Cost of sales, before amortisation and depreciation	(1,595.6)	(1,144.5)	(680.1)	(241.8)	(257.2)	(159.7)	(21.4)	-	(464.4)	(102.0)	(5.2)	(47.4)	(357.2)	47.4	(451.1)
Underground	(1,166.2)	(1,022.7)	(595.0)	(221.9)	(215.6)	(157.2)	(0.3)	-	(427.7)	(102.0)	-	(47.4)	(325.7)	47.4	(143.5)
Surface	(121.8)	(121.8)	(85.1)	(19.9)	(41.6)	(2.5)	(21.1)	-	(36.7)	-	(5.2)	-	(31.5)	-	-
Recycling	(307.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	(307.6)
Net other cash costs[2]	(30.3)	(30.2)	(24.4)	(2.1)	(1.6)	(0.8)	(22.3)	2.4	(5.8)	(1.7)	(0.1)	(0.6)	(4.0)	0.6	(0.1)
Adjusted EBITDA	316.4	163.1	81.8	1.3	76.0	26.8	(20.0)	(2.3)	81.3	18.1	1.6	26.5	61.6	(26.5)	153.3
Amortisation and depreciation	(251.4)	(168.2)	(127.5)	(47.7)	(53.6)	(24.8)	(0.2)	(1.2)	(40.7)	(14.6)	(0.1)	(7.4)	(25.8)	7.2	(83.2)
Interest income	15.5	12.5	9.6	3.7	2.6	1.1	1.3	0.9	2.9	2.2	0.1	-	0.6	-	3.0
Finance expense	(112.4)	(48.5)	(31.4)	(9.6)	(10.0)	(5.7)	(3.0)	(3.1)	(17.1)	(5.1)	-	(0.4)	(12.0)	0.4	(63.9)
Share-based payments	(10.9)	(9.6)	(9.6)	-	-	-	-	(9.6)	-	-	-	-	-	-	(1.3)
Net other[3]	91.0	85.3	78.2	(3.0)	(2.9)	(1.4)	(2.9)	88.4	7.1	2.3	-	(0.1)	(4.5)	9.4	5.7
Non-underlying items[4]	(26.4)	(12.0)	(10.3)	0.2	1.0	0.3	(2.7)	(9.1)	(1.7)	-	-	-	(1.7)	-	(14.4)
Royalties	(8.4)	(8.4)	(6.7)	(1.2)	(3.9)	(1.5)	(0.1)	-	(1.7)	(0.2)	-	(2.3)	(1.5)	2.3	-
Current taxation	(12.5)	(12.5)	(10.3)	5.2	2.1	0.3	0.1	(18.0)	(2.2)	-	-	(4.3)	(2.2)	4.3	-
Deferred taxation	5.6	2.1	8.5	15.2	1.8	1.4	-	(9.9)	(6.4)	(1.7)	(0.4)	(0.9)	(4.3)	0.9	3.5
Profit for the period	6.5	3.8	(17.7)	(35.9)	13.1	(3.5)	(27.5)	36.1	21.5	1.0	1.2	11.1	10.2	(2.0)	2.7
Attributable to:	-	-	-						-
Owners of Sibanye-Stillwater	6.4	3.7	(17.7)	(35.9)	13.1	(3.5)	(27.5)	36.1	21.4	1.0	1.1	11.1	10.2	(2.0)	2.7
Non-controlling interests	0.1	0.1	-	-	-	-	-	-	0.1	-	0.1	-	-	-	-
Sustaining capital expenditure	(35.7)	(26.7)	(15.0)	(6.8)	(6.1)	(2.0)	-	(0.1)	(11.7)	(4.1)	(0.4)	(5.3)	(7.2)	5.3	(9.0)
Ore reserve development	(137.9)	(102.2)	(83.8)	(34.1)	(32.4)	(17.3)	-	-	(18.4)	-	-	-	(18.4)	-	(35.7)
Growth projects	(74.4)	(20.2)	(17.5)	-	(5.9)	-	-	(11.6)	(2.7)	-	(2.7)	-	-	-	(54.2)
Total capital expenditure	(248.0)	(149.1)	(116.3)	(40.9)	(44.4)	(19.3)	-	(11.7)	(32.8)	(4.1)	(3.1)	(5.3)	(25.6)	5.3	(98.9)
1

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

2	Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss.
3

Net other consists of gain on financial instruments and gain on foreign exchange differences. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss.

4

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss.

5	The average exchange rate for the six months ended 30 June 2018 was R12.31/US$.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       29

Figures in million

	For the six months ended 31 Dec 2017 (Unaudited)
	GROUP	SA REGION													US REGION
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[1]	Stillwater
Revenue	26,692.4	19,477.2	12,197.9	4,055.6	4,834.8	2,521.1	787.1	(0.7)	7,279.3	1,557.5	110.0	881.8	5,611.8	(881.8)	7,215.2
Underground	21,464.9	17,728.0	11,042.9	3,610.7	4,388.2	2,473.3	571.4	(0.7)	6,685.1	1,557.5	-	881.8	5,127.6	(881.8)	3,736.9
Surface	1,749.2	1,749.2	1,155.0	444.9	446.6	47.8	215.7	-	594.2	-	110.0	-	484.2	-	-
Recycling	3,478.3	-	-	-	-	-	-	-	-	-	-	-	-	-	3,478.3
Cost of sales, before amortisation and depreciation	(20,496.0)	(15,056.7)	(8,956.5)	(3,098.4)	(2,945.2)	(1,997.7)	(915.2)	-	(6,100.2)	(1,230.3)	(70.3)	(589.6)	(4,799.6)	589.6	(5,439.3)
Underground	(15,717.7)	(13,630.9)	(8,020.7)	(2,740.6)	(2,599.7)	(1,973.9)	(706.5)	-	(5,610.2)	(1,230.3)	-	(589.6)	(4,379.9)	589.6	(2,086.8)
Surface	(1,425.8)	(1,425.8)	(935.8)	(357.8)	(345.5)	(23.8)	(208.7)	-	(490.0)	-	(70.3)	-	(419.7)	-	-
Recycling	(3,352.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,352.5)
Net other cash costs[2]	(241.0)	(239.6)	(188.9)	(15.1)	(21.5)	(7.9)	(125.9)	(18.5)	(50.7)	(19.1)	4.9	(7.2)	(36.2)	6.9	(1.4)
Adjusted EBITDA	5,955.4	4,180.9	3,052.5	942.1	1,868.1	515.5	(254.0)	(19.2)	1,128.4	308.1	44.6	285.0	776.0	(285.3)	1,774.5
Amortisation and depreciation	(3,203.0)	(2,084.6)	(1,651.0)	(594.5)	(728.4)	(301.7)	(14.6)	(11.8)	(433.6)	(124.4)	(1.2)	(113.9)	(286.1)	92.0	(1,118.4)
Interest income	220.7	184.0	96.9	42.4	42.9	4.8	(7.5)	14.3	87.1	33.7	0.7	0.1	51.8	0.8	36.7
Finance expense	(1,532.2)	(250.8)	(73.5)	(106.6)	(121.1)	(61.5)	(37.3)	253.0	(177.3)	(51.2)	-	(4.8)	(126.2)	4.9	(1,281.4)
Share-based payments	(115.7)	(112.5)	(112.5)	(0.3)	-	-	-	(112.2)	-	-	-	-	-	-	(3.2)
Net other[3]	(1,136.4)	(1,110.7)	53.8	7.6	0.3	(11.7)	(149.3)	206.9	(1,164.5)	(195.6)	5.4	(13.1)	(929.4)	(31.8)	(25.7)
Non-underlying items[4]	(2,366.8)	(2,300.2)	(2,233.1)	(70.8)	(47.0)	(68.5)	(1,467.9)	(578.9)	(67.1)	(1.0)	-	-	(62.1)	(4.0)	(66.6)
Royalties	(225.6)	(225.6)	(184.5)	(31.1)	(119.8)	(24.4)	(9.2)	-	(41.1)	(3.1)	-	(26.3)	(38.0)	26.3	-
Current taxation	(465.3)	(341.4)	(322.4)	(9.4)	(260.9)	(11.1)	-	(41.0)	(19.0)	-	(8.8)	(43.2)	(10.0)	43.0	(123.9)
Deferred taxation	2,997.5	95.1	90.5	(5.8)	24.2	54.5	-	17.6	4.6	3.3	(7.1)	(1.1)	2.3	7.2	2,902.4
Profit for the period	369.6	(1,726.2)	(1,094.4)	188.7	679.8	103.8	(1,813.9)	(252.8)	(631.8)	(11.1)	28.7	89.9	(585.5)	(153.8)	2,095.8
Attributable to:										`
Owners of Sibanye-Stillwater	366.3	(1,729.5)	(1,095.3)	188.7	679.8	103.8	(1,813.9)	(253.7)	(634.2)	(11.1)	26.3	89.9	(585.5)	(153.8)	2,095.8
Non-controlling interests	3.3	3.3	0.9	-	-	-	-	0.9	2.4	-	2.4	-	-	-	-
Sustaining capital expenditure	(806.9)	(626.7)	(345.5)	(150.6)	(158.4)	(36.5)	-	-	(281.2)	(111.6)	(5.6)	(117.9)	(164.0)	117.9	(180.2)
Ore reserve development	(1,789.9)	(1,365.8)	(1,134.4)	(456.7)	(449.1)	(228.6)	-	-	(231.4)	-	-	-	(231.4)	-	(424.1)
Growth projects	(1,018.2)	(298.4)	(296.1)	(13.9)	(86.1)	(0.3)	-	(195.8)	(2.3)	-	(2.3)	-	-	-	(719.8)
Total capital expenditure	(3,615.0)	(2,290.9)	(1,776.0)	(621.2)	(693.6)	(265.4)	-	(195.8)	(514.9)	(111.6)	(7.9)	(117.9)	(395.4)	117.9	(1,324.1)

	For the six months ended 31 Dec 2017 (Unaudited)
	GROUP	SA REGION													US REGION
US dollars[5]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[1]	Stillwater
Revenue	1,994.5	1,453.5	909.9	302.4	360.9	188.0	58.7	(0.1)	543.6	116.3	8.2	65.8	419.1	(65.8)	541.0
Underground	1,603.4	1,323.1	823.8	269.2	327.6	184.5	42.6	(0.1)	499.3	116.3	-	65.8	383.0	(65.8)	280.3
Surface	130.4	130.4	86.1	33.2	33.3	3.5	16.1	-	44.3	-	8.2	-	36.1	-	-
Recycling	260.7	-	-	-	-	-	-	-	-	-	-	-	-	-	260.7
Cost of sales, before amortisation and depreciation	(1,530.8)	(1,123.0)	(667.8)	(231.1)	(219.7)	(148.9)	(68.1)	-	(455.2)	(91.8)	(5.3)	(44.0)	(358.2)	44.1	(407.8)
Underground	(1,173.1)	(1,016.6)	(598.0)	(204.4)	(193.9)	(147.2)	(52.5)	-	(418.6)	(91.8)	-	(44.0)	(326.9)	44.1	(156.5)
Surface	(106.4)	(106.4)	(69.8)	(26.7)	(25.8)	(1.7)	(15.6)	-	(36.6)	-	(5.3)	-	(31.3)	-	-
Recycling	(251.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	(251.3)
Net other cash costs[2]	(18.0)	(17.9)	(14.1)	(1.0)	(1.6)	(0.6)	(9.5)	(1.4)	(3.8)	(1.4)	0.5	(0.5)	(2.8)	0.4	(0.1)
Adjusted EBITDA	445.7	312.6	228.0	70.3	139.6	38.5	(18.9)	(1.5)	84.6	23.1	3.4	21.3	58.1	(21.3)	133.1
Amortisation and depreciation	(239.2)	(155.4)	(122.9)	(44.3)	(54.3)	(22.4)	(1.0)	(0.9)	(32.5)	(9.3)	(0.1)	(8.5)	(21.4)	6.8	(83.8)
Interest income	16.5	13.7	7.1	3.1	3.2	0.4	(0.6)	1.0	6.6	2.5	0.1	-	3.9	0.1	2.8
Finance expense	(114.3)	(18.2)	(5.0)	(7.9)	(9.0)	(4.5)	(2.9)	19.3	(13.2)	(3.8)	-	(0.4)	(9.4)	0.4	(96.1)
Share-based payments	(8.6)	(8.3)	(8.3)	-	-	-	-	(8.3)	-	-	-	-	-	-	(0.3)
Net other[3]	(85.2)	(83.2)	4.0	0.6	(0.1)	(0.8)	(11.3)	15.6	(87.2)	(14.7)	0.5	(0.9)	(69.6)	(2.5)	(2.0)
Non-underlying items[4]	(175.3)	(170.3)	(165.3)	(5.3)	(3.5)	(4.8)	(109.0)	(42.7)	(5.0)	(0.1)	-	-	(4.6)	(0.3)	(5.0)
Royalties	(16.8)	(16.8)	(13.6)	(2.3)	(8.9)	(1.8)	(0.6)	-	(3.2)	(0.2)	-	(1.9)	(3.0)	1.9	-
Current taxation	(35.0)	(25.7)	(24.1)	(0.7)	(19.5)	(0.8)	-	(3.1)	(1.6)	-	(0.7)	(3.3)	(0.8)	3.2	(9.3)
Deferred taxation	225.0	6.9	6.5	(0.4)	1.8	3.9	-	1.2	0.4	0.2	(0.5)	(0.1)	0.2	0.6	218.1
Profit for the period	30.8	(126.8)	(79.5)	14.1	50.9	8.3	(134.8)	(18.0)	(47.3)	(0.9)	2.2	6.7	(43.8)	(11.5)	157.6
Attributable to:									-
Owners of Sibanye-Stillwater	30.6	(127.0)	(79.6)	14.1	50.9	8.3	(134.8)	(18.1)	(47.4)	(0.9)	2.1	6.7	(43.8)	(11.5)	157.6
Non-controlling interests	0.2	0.2	0.1	-	-	-	-	0.1	0.1	-	0.1	-	-	-	-
Sustaining capital expenditure	(61.1)	(47.6)	(26.7)	(11.3)	(11.9)	(2.7)	-	(0.8)	(20.9)	(8.3)	(0.4)	(8.8)	(12.2)	8.8	(13.5)
Ore reserve development	(133.6)	(101.8)	(84.6)	(34.1)	(33.5)	(17.0)	-	-	(17.2)	-	-	-	(17.2)	-	(31.8)
Growth projects	(75.5)	(21.6)	(21.4)	(1.0)	(6.5)	-	-	(13.9)	(0.2)	-	(0.2)	-	-	-	(53.9)
Total capital expenditure	(270.2)	(171.0)	(132.7)	(46.4)	(51.9)	(19.7)	-	(14.7)	(38.3)	(8.3)	(0.6)	(8.8)	(29.4)	8.8	(99.2)
1

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

2	Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss.
3

Net other consists of loss on financial instruments and loss on foreign exchange differences. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss.

4

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss.

5	The average exchange rate for the six months ended 31 December 2017 was R13.41/US$.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       30

Figures in million

	For the year ended 31 Dec 2018 (Reviewed)
	GROUP	SA REGION														US REGION	GROUP
SA rand	Total	Total SA Region	Total SA gold[1]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[2]	Stillwater	Cor- porate[2]
Revenue	50,656.4	34,810.3	19,656.7	5,111.2	8,131.7	4,601.3	841.8	1,047.5	(76.8)	15,153.6	3,584.4	196.7	1,857.5	11,372.5	(1,857.5)	15,872.8	(26.7)
Underground	38,605.7	30,202.3	16,157.2	4,782.4	6,937.9	4,467.8	45.9	-	(76.8)	14,045.1	3,584.4	-	1,857.5	10,460.7	(1,857.5)	8,430.1	(26.7)
Surface	4,608.0	4,608.0	3,499.5	328.8	1,193.8	133.5	795.9	1,047.5	-	1,108.5	-	196.7	-	911.8	-	-	-
Recycling	7,442.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,442.7	-
Cost of sales, before amortisation and depreciation	(41,515.2)	(29,794.3)	(17,698.3)	(5,709.3)	(6,364.8)	(3,910.8)	(693.4)	(1,020.0)	-	(12,096.0)	(2,739.4)	(152.7)	(1,235.7)	(9,203.9)	1,235.7	(11,720.9)	-
Underground	(30,248.7)	(25,724.3)	(14,592.9)	(5,386.7)	(5,352.2)	(3,841.0)	(13.0)	-	-	(11,131.4)	(2,739.4)	-	(1,235.7)	(8,392.0)	1,235.7	(4,524.4)	-
Surface	(4,070.0)	(4,070.0)	(3,105.4)	(322.6)	(1,012.6)	(69.8)	(680.4)	(1,020.0)	-	(964.6)	-	(152.7)	-	(811.9)	-	-	-
Recycling	(7,196.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,196.5)	-
Net other cash costs[3]	(771.8)	(771.8)	(596.0)	(50.2)	(44.8)	(37.2)	(573.4)	8.7	100.9	(175.8)	(52.7)	(1.2)	(6.7)	(121.1)	5.9	-	-
Adjusted EBITDA	8,369.4	4,244.2	1,362.4	(648.3)	1,722.1	653.3	(425.0)	36.2	24.1	2,881.8	792.3	42.8	615.1	2,047.5	(615.9)	4,151.9	(26.7)
Amortisation and depreciation	(6,613.8)	(4,379.4)	(3,305.0)	(1,200.9)	(1,378.8)	(635.3)	(5.7)	(57.9)	(26.4)	(1,074.4)	(370.4)	(3.0)	(191.6)	(697.1)	187.7	(2,234.4)	-
Interest income	482.1	398.9	315.4	94.3	72.0	40.0	41.7	26.1	41.3	83.5	60.3	1.3	0.1	20.2	1.6	83.2	-
Finance expense	(3,134.7)	(1,177.3)	(754.9)	(234.9)	(245.9)	(143.6)	(78.1)	(33.0)	(19.4)	(422.4)	(130.5)	-	(13.0)	(1,890.6)	1,611.7	(1,797.1)	(160.3)
Share-based payments	(299.4)	(263.7)	(263.7)	(0.2)	-	-	-	(3.2)	(260.3)	-	-	-	-	-	-	(35.7)	-
Net other[4]	3,284.0	3,215.2	2,488.9	(362.8)	(110.3)	(57.8)	(106.2)	(419.1)	3,545.1	726.3	137.6	0.7	(9.2)	4,348.0	(3,750.8)	68.8	-
Non-underlying items[5]	(3,311.9)	(3,101.2)	(3,071.5)	(2,157.6)	27.2	(156.6)	(50.6)	(4.6)	(729.3)	(29.7)	0.4	-	-	(30.7)	0.6	(210.7)	-
Royalties	(212.6)	(212.6)	(50.6)	1.4	(29.0)	(18.8)	(4.2)	-	-	(162.0)	(5.5)	-	(57.6)	(156.5)	57.6	-	-
Current taxation	(95.3)	(333.6)	(55.1)	63.9	(75.3)	5.5	0.8	(3.0)	(47.0)	(278.5)	-	-	(103.4)	(277.4)	102.3	238.3	-
Deferred taxation	(988.5)	807.2	999.8	922.9	313.1	127.8	-	(132.0)	(232.0)	(192.6)	(168.9)	(9.2)	(29.9)	(15.5)	30.9	(1,795.7)	-
Profit for the period	(2,520.7)	(802.3)	(2,334.3)	(3,522.2)	295.1	(185.5)	(627.3)	(590.5)	2,296.1	1,532.0	315.3	32.6	210.5	3,347.9	(2,374.3)	(1,531.4)	(187.0)
Attributable to:
Owners of Sibanye-Stillwater	(2,499.6)	(781.2)	(2,310.5)	(3,522.2)	295.1	(185.5)	(627.3)	(565.8)	2,295.2	1,529.3	315.3	29.9	210.5	3,347.9	(2,374.3)	(1,531.4)	(187.0)
Non-controlling interests	(21.1)	(21.1)	(23.8)	-	-	-	-	(24.7)	0.9	2.7	-	2.7	-	-	-	-	-
Sustaining capital expenditure	(1,271.2)	(1,011.0)	(546.6)	(228.1)	(220.6)	(82.6)	-	(14.5)	(0.8)	(464.4)	(141.4)	(9.5)	(170.9)	(313.5)	170.9	(260.2)	-
Ore reserve development	(3,530.4)	(2,531.5)	(2,053.6)	(817.1)	(839.6)	(396.9)	-	-	-	(477.9)	-	-	-	(477.9)	-	(998.9)	-
Growth projects	(2,279.2)	(705.2)	(647.5)	(0.4)	(141.8)	(1.7)	-	(303.3)	(200.3)	(57.7)	-	(57.1)	-	(0.6)	-	(1,574.0)	-
Total capital expenditure	(7,080.8)	(4,247.7)	(3,247.7)	(1,045.6)	(1,202.0)	(481.2)	-	(317.8)	(201.1)	(1,000.0)	(141.4)	(66.6)	(170.9)	(792.0)	170.9	(2,833.1)	-

	For the year ended 31 Dec 2018 (Reviewed)
	GROUP	SA REGION														US REGION	GROUP
US dollars[6]	Total	Total SA Region	Total SA gold1	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[2]	Stillwater	Cor- porate[2]
Revenue	3,828.0	2,629.2	1,484.6	386.0	614.2	347.5	63.6	79.1	(5.8)	1,144.6	270.7	14.9	140.3	859.0	(140.3)	1,198.8	(2.0)
Underground	2,917.8	2,281.1	1,220.3	361.2	524.0	337.4	3.5	-	(5.8)	1,060.8	270.7	-	140.3	790.1	(140.3)	636.7	(2.0)
Surface	348.1	348.1	264.3	24.8	90.2	10.1	60.1	79.1	-	83.8	-	14.9	-	68.9	-	-	-
Recycling	562.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	562.1	-
Cost of sales, before amortisation and depreciation	(3,135.6)	(2,250.4)	(1,336.9)	(431.3)	(480.7)	(295.4)	(52.4)	(77.1)	-	(913.5)	(206.9)	(11.5)	(93.3)	(695.1)	93.3	(885.2)	-
Underground	(2,284.6)	(1,942.9)	(1,102.2)	(406.9)	(404.2)	(290.1)	(1.0)	-	-	(840.7)	(206.9)	-	(93.3)	(633.8)	93.3	(341.7)	-
Surface	(307.5)	(307.5)	(234.7)	(24.4)	(76.5)	(5.3)	(51.4)	(77.1)	-	(72.8)	-	(11.5)	-	(61.3)	-	-	-
Recycling	(543.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(543.5)	-
Net other cash costs[3]	(58.4)	(58.4)	(44.9)	(3.7)	(3.4)	(2.8)	(43.3)	0.7	7.6	(13.5)	(4.0)	(0.2)	(0.5)	(9.3)	0.5	-	-
Adjusted EBITDA	632.0	320.4	102.8	(49.0)	130.1	49.3	(32.1)	2.7	1.8	217.6	59.8	3.2	46.5	154.6	(46.5)	313.6	(2.0)
Amortisation and depreciation	(499.5)	(330.7)	(249.5)	(90.7)	(104.1)	(48.0)	(0.4)	(4.4)	(1.9)	(81.2)	(28.0)	(0.2)	(14.5)	(52.7)	14.2	(168.8)	-
Interest income	36.4	30.1	23.8	7.1	5.4	3.0	3.1	2.0	3.2	6.3	4.6	0.1	-	1.5	0.1	6.3	-
Finance expense	(236.8)	(89.0)	(57.0)	(17.7)	(18.6)	(10.8)	(5.9)	(2.5)	(1.5)	(32.0)	(9.9)	-	(1.0)	(142.8)	121.7	(135.7)	(12.1)
Share-based payments	(22.6)	(19.9)	(19.9)	-	-	-	-	(0.2)	(19.7)	-	-	-	-	-	-	(2.7)	-
Net other[4]	248.1	242.9	188.0	(27.4)	(8.3)	(4.4)	(8.0)	(31.7)	267.8	54.9	10.4	0.1	(0.7)	328.4	(283.3)	5.2	-
Non-underlying items[5]	(250.2)	(234.3)	(232.0)	(163.0)	2.1	(11.8)	(3.8)	(0.3)	(55.2)	(2.3)	-	-	-	(2.3)	-	(15.9)	-
Royalties	(16.1)	(16.1)	(3.9)	0.1	(2.2)	(1.5)	(0.3)	-	-	(12.2)	(0.4)	-	(4.4)	(11.8)	4.4	-	-
Current taxation	(7.2)	(25.2)	(4.1)	4.8	(5.7)	0.4	0.1	(0.2)	(3.5)	(21.1)	-	-	(7.8)	(21.0)	7.7	18.0	-
Deferred taxation	(74.6)	61.0	75.7	69.7	23.6	9.7	-	(10.0)	(17.3)	(14.7)	(12.8)	(0.7)	(2.3)	(1.2)	2.3	(135.6)	-
Profit for the period	(190.5)	(60.8)	(176.1)	(266.1)	22.3	(14.1)	(47.3)	(44.6)	173.7	115.3	23.7	2.5	15.8	252.7	(179.4)	(115.6)	(14.1)
Attributable to:										-
Owners of Sibanye-Stillwater	(188.9)	(59.2)	(174.3)	(266.1)	22.3	(14.1)	(47.3)	(42.7)	173.6	115.1	23.7	2.3	15.8	252.7	(179.4)	(115.6)	(14.1)
Non-controlling interests	(1.6)	(1.6)	(1.8)	-	-	-	-	(1.9)	0.1	0.2	-	0.2	-	-	-	-	-
Sustaining capital expenditure	(96.1)	(76.4)	(41.3)	(17.2)	(16.7)	(6.2)	-	(1.1)	(0.1)	(35.1)	(10.7)	(0.7)	(12.9)	(23.7)	12.9	(19.7)	-
Ore reserve development	(266.6)	(191.2)	(155.1)	(61.7)	(63.4)	(30.0)	-	-	-	(36.1)	-	-	-	(36.1)	-	(75.4)	-
Growth projects	(172.0)	(53.1)	(48.8)	-	(10.7)	(0.1)	-	(22.9)	(15.1)	(4.3)	-	(4.3)	-	-	-	(118.9)	-
Total capital expenditure	(534.7)	(320.7)	(245.2)	(78.9)	(90.8)	(36.3)	-	(24.0)	(15.2)	(75.5)	(10.7)	(5.0)	(12.9)	(59.8)	12.9	(214.0)	-
1	The SA gold operations’ results for the year ended 31 December 2018 include DRDGOLD for the five months since acquisition (refer to note 8).
2

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

3	Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss.
4

Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss. Driefontein, Kloof, DRDGOLD and SA gold corporate and reconciling items net other includes the gain and loss on exchange of Far West Gold Recoveries, which are eliminated.

5

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss.

6	The average exchange rate for the year ended 31 December 2018 was R13.24/US$.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       31

Figures in million

	For the year ended 31 Dec 2017 (Reviewed)
	GROUP	SA REGION													US REGION
SA rand	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[1]	Stillwater[2]
Revenue	45,911.6	36,750.0	23,473.6	8,076.9	8,845.1	4,875.8	1,676.5	(0.7)	13,276.4	2,861.5	194.1	1,687.7	10,220.8	(1,687.7)	9,161.6
Underground	37,790.3	33,168.0	21,143.2	7,148.1	7,985.3	4,753.1	1,257.4	(0.7)	12,024.8	2,861.5	-	1,687.7	9,163.3	(1,687.7)	4,622.3
Surface	3,582.0	3,582.0	2,330.4	928.8	859.8	122.7	419.1	-	1,251.6	-	194.1	-	1,057.5	-	-
Recycling	4,539.3	-	-	-	-	-	-	-	-	-	-	-	-	-	4,539.3
Cost of sales, before amortisation and depreciation	(36,482.7)	(29,471.0)	(17,879.2)	(6,203.5)	(5,762.7)	(3,952.5)	(1,960.5)	-	(11,591.8)	(2,395.9)	(129.8)	(1,200.5)	(9,066.1)	1,200.5	(7,011.7)
Underground	(29,345.3)	(26,710.5)	(16,032.2)	(5,488.9)	(5,109.5)	(3,852.1)	(1,581.7)	-	(10,678.3)	(2,395.9)	-	(1,200.5)	(8,282.4)	1,200.5	(2,634.8)
Surface	(2,760.5)	(2,760.5)	(1,847.0)	(714.6)	(653.2)	(100.4)	(378.8)	-	(913.5)	-	(129.8)	-	(783.7)	-	-
Recycling	(4,376.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,376.9)
Net other cash costs[3]	(383.8)	(376.5)	(285.9)	(32.4)	(37.9)	(13.3)	(243.4)	41.1	(90.6)	(34.7)	(12.6)	34.2	(41.8)	(35.7)	(7.3)
Adjusted EBITDA	9,045.1	6,902.5	5,308.5	1,841.0	3,044.5	910.0	(527.4)	40.4	1,594.0	430.9	51.7	521.4	1,112.9	(522.9)	2,142.6
Amortisation and depreciation	(5,699.7)	(4,268.3)	(3,507.5)	(1,126.5)	(1,404.5)	(696.2)	(256.4)	(23.9)	(760.8)	(239.0)	(2.6)	(211.7)	(514.7)	207.2	(1,431.4)
Interest income	415.5	363.7	205.7	77.6	71.1	18.4	12.5	26.1	158.0	57.0	2.1	8.8	96.6	(6.5)	51.8
Finance expense	(2,981.9)	(1,527.8)	(1,182.2)	(220.9)	(246.9)	(128.4)	(76.7)	(509.3)	(345.6)	(90.7)	-	(10.0)	(244.9)		(1,454.1)
Share-based payments	(231.9)	(227.0)	(227.0)	(2.8)	(1.8)	(1.3)	-	(221.1)	-	-	-	-	-	-	(4.9)
Net other[4]	(769.2)	(746.1)	296.3	23.9	23.4	(34.7)	(76.9)	360.6	(1,042.4)	(181.7)	0.7	(11.0)	(893.1)	42.7	(23.1)
Non-underlying items[5]	(6,759.1)	(6,688.2)	(6,535.8)	(74.9)	(50.4)	(675.3)	(3,664.7)	(2,070.5)	(152.4)	(9.0)	-	-	(134.9)	(8.5)	(70.9)
Royalties	(398.5)	(398.5)	(325.3)	(77.8)	(189.3)	(44.5)	(13.7)	-	(73.2)	(5.6)	-	(60.4)	(67.6)	60.4	-
Current taxation	(504.2)	(405.3)	(385.4)	(14.8)	(350.1)	(12.4)	-	(8.1)	(19.9)	-	(9.3)	(59.3)	(10.0)	58.7	(98.9)
Deferred taxation	3,450.8	533.8	549.2	(12.0)	61.4	245.3	1.5	253.0	(15.4)	(24.8)	(4.3)	(2.8)	12.7	3.8	2,917.0
Profit for the period	(4,433.1)	(6,461.2)	(5,803.5)	412.8	957.4	(419.1)	(4,601.8)	(2,152.8)	(657.7)	(62.9)	38.3	175.0	(643.0)	(165.1)	2,028.1
Attributable to:
Owners of Sibanye-Stillwater	(4,437.4)	(6,465.5)	(5,804.6)	412.8	957.4	(419.1)	(4,601.8)	(2,153.9)	(660.9)	(62.9)	35.1	175.0	(643.0)	(165.1)	2,028.1
Non-controlling interests	4.3	4.3	1.1	-	-	-	-	1.1	3.2	-	3.2	-	-	-	-
Sustaining capital expenditure	(1,325.6)	(1,098.7)	(531.1)	(235.0)	(210.2)	(63.1)	(8.5)	(14.3)	(567.6)	(190.5)	(11.0)	(222.5)	(366.1)	222.5	(226.9)
Ore reserve development	(3,291.6)	(2,753.0)	(2,288.0)	(876.1)	(876.2)	(482.0)	(53.7)	-	(465.0)	-	-	-	(465.0)	-	(538.6)
Growth projects	(1,481.6)	(593.3)	(591.0)	(44.4)	(147.1)	(0.5)	(11.7)	(387.3)	(2.3)	-	(2.3)	-	-	-	(888.3)
Total capital expenditure	(6,098.8)	(4,445.0)	(3,410.1)	(1,155.5)	(1,233.5)	(545.6)	(73.9)	(401.6)	(1,034.9)	(190.5)	(13.3)	(222.5)	(831.1)	222.5	(1,653.8)

	For the year ended 31 Dec 2017 (Reviewed)
	GROUP	SA REGION													US REGION
US dollars[6]	Total	Total SA Region	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Cor- porate[1]	Stillwater[2]
Revenue	3,449.4	2,761.1	1,763.5	606.8	664.5	366.3	126.0	(0.1)	997.6	215.0	14.6	126.8	768.0	(126.8)	688.3
Underground	2,839.2	2,491.9	1,588.4	537.0	599.9	357.1	94.5	(0.1)	903.5	215.0	-	126.8	688.5	(126.8)	347.3
Surface	269.2	269.2	175.1	69.8	64.6	9.2	31.5	-	94.1	-	14.6	-	79.5	-	-
Recycling	341.0	-	-	-	-	-	-	-	-	-	-	-	-	-	341.0
Cost of sales, before amortisation and depreciation	(2,741.0)	(2,214.2)	(1,343.3)	(466.1)	(433.0)	(296.9)	(147.3)	-	(870.9)	(180.0)	(9.8)	(90.2)	(681.2)	90.3	(526.8)
Underground	(2,204.7)	(2,006.7)	(1,204.5)	(412.4)	(383.9)	(289.4)	(118.8)	-	(802.2)	(180.0)	-	(90.2)	(622.3)	90.3	(198.0)
Surface	(207.5)	(207.5)	(138.8)	(53.7)	(49.1)	(7.5)	(28.5)	-	(68.7)	-	(9.8)	-	(58.9)	-	-
Recycling	(328.8)	-	-	-	-	-	-	-	-	-	-	-	-	-	(328.8)
Net other cash costs[3]	(28.8)	(28.3)	(21.4)	(2.4)	(2.8)	(1.0)	(18.3)	3.1	(6.9)	(2.6)	(0.9)	2.6	(3.2)	(2.8)	(0.5)
Adjusted EBITDA	679.6	518.6	398.8	138.3	228.7	68.4	(39.6)	3.0	119.8	32.4	3.9	39.2	83.6	(39.3)	161.0
Amortisation and depreciation	(428.2)	(320.7)	(263.5)	(84.6)	(105.5)	(52.3)	(19.3)	(1.8)	(57.2)	(18.0)	(0.2)	(15.9)	(38.7)	15.6	(107.5)
Interest income	31.2	27.3	15.3	5.8	5.3	1.4	0.9	1.9	12.0	4.3	0.2	0.7	7.3	(0.5)	3.9
Finance expense	(223.3)	(114.1)	(88.9)	(16.6)	(18.5)	(9.6)	(5.8)	(38.4)	(25.2)	(6.8)	-	(0.8)	(18.4)	0.8	(109.2)
Share-based payments	(17.4)	(17.0)	(17.0)	(0.2)	(0.1)	(0.1)	-	(16.6)	-	-	-	-	-	-	(0.4)
Net other[4]	(58.5)	(56.6)	22.4	1.8	1.7	(2.6)	(5.8)	27.3	(79.0)	(13.7)	-	(0.9)	(66.9)	2.5	(1.9)
Non-underlying items[5]	(507.8)	(502.5)	(491.0)	(5.6)	(3.8)	(50.7)	(275.3)	(155.6)	(11.5)	(0.7)	-	-	(10.1)	(0.7)	(5.3)
Royalties	(29.9)	(29.9)	(24.3)	(5.8)	(14.2)	(3.3)	(1.0)	-	(5.6)	(0.4)	-	(4.5)	(5.2)	4.5	-
Current taxation	(37.9)	(30.5)	(28.9)	(1.1)	(26.3)	(0.9)	-	(0.6)	(1.6)	-	(0.7)	(4.5)	(0.8)	4.4	(7.4)
Deferred taxation	259.3	40.1	41.2	(0.9)	4.6	18.4	0.1	19.0	(1.1)	(1.9)	(0.3)	(0.2)	1.0	0.3	219.2
Profit for the period	(332.9)	(485.4)	(436.0)	31.1	71.9	(31.3)	(345.8)	(161.9)	(49.4)	(4.8)	2.9	13.1	(48.2)	(12.4)	152.4
Attributable to:	-	-	-						-
Owners of Sibanye-Stillwater	(333.3)	(485.7)	(436.1)	31.1	71.9	(31.3)	(345.8)	(162.0)	(49.6)	(4.8)	2.7	13.1	(48.2)	(12.4)	152.4
Non-controlling interests	0.3	0.3	0.1	-	-	-	-	0.1	0.2	-	0.2	-	-	-	-
Sustaining capital expenditure	(99.5)	(82.5)	(39.9)	(17.7)	(15.8)	(4.7)	(0.6)	(1.1)	(42.6)	(14.3)	(0.8)	(16.7)	(27.5)	16.7	(17.0)
Ore reserve development	(247.2)	(206.7)	(171.8)	(65.8)	(65.8)	(36.2)	(4.0)	-	(34.9)	-	-	-	(34.9)	-	(40.5)
Growth projects	(111.4)	(44.7)	(44.5)	(3.3)	(11.1)	-	(0.9)	(29.2)	(0.2)	-	(0.2)	-	-	-	(66.7)
Total capital expenditure	(458.1)	(333.9)	(256.2)	(86.8)	(92.7)	(40.9)	(5.5)	(30.3)	(77.7)	(14.3)	(1.0)	(16.7)	(62.4)	16.7	(124.2)
1

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue.

2	Stillwater’s performance for the year ended 31 December 2017 is for eight months since acquisition.
3	Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss.
4

Net other consists of loss on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss.

5

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss.

6	The average exchange rate for the year ended 31 December 2017 was R14.31/US$.
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       32

ALL-IN COSTS – SIX MONTHS

SA and US PGM operations

			GROUP	SA REGION						US REGION[1]
			Total	Total SA PGM	Kroondal	Plat Mile	Rustenburg	Corporate	Mimosa	Stillwater[1]
Cost of sales, before amortisation and depreciation[2]		Dec 2018	9,137.6	6,379.9	1,483.7	89.0	4,807.2	(651.8)	651.8	2,757.7
		Jun 2018	7,482.8	5,716.1	1,255.7	63.7	4,396.7	(583.9)	583.9	1,766.7
		Dec 2017	8,187.0	6,100.2	1,230.3	70.3	4,799.6	(589.6)	589.6	2,086.8
Royalties		Dec 2018	141.1	141.1	3.1	-	138.0	(28.7)	28.7	-
		Jun 2018	20.9	20.9	2.4	-	18.5	(28.9)	28.9	-
		Dec 2017	39.0	39.0	3.1	-	36.0	(26.4)	26.3	-
Community costs		Dec 2018	14.7	14.7	0.1	-	14.6	-	-	-
		Jun 2018	8.6	8.6	0.1	-	8.5	-	-	-
		Dec 2017	-	-	-	-	-	-	-	-
Inventory change		Dec 2018	(270.7)	-	-	-	-	-	-	(270.7)
		Jun 2018	236.0	-	-	-	-	-	-	236.0
		Dec 2017	3.9	-	-	-	-	-	-	3.9
Share-based payments[3]		Dec 2018	19.1	-	-	-	-	-	-	19.1
		Jun 2018	16.6	-	-	-	-	-	-	16.6
		Dec 2017	3.2	-	-	-	-	-	-	3.2
Rehabilitation interest and amortisation[4]		Dec 2018	41.7	36.9	38.3	-	(1.4)	9.9	(9.9)	4.8
		Jun 2018	50.9	46.4	38.9	-	7.4	(1.9)	2.0	4.5
		Dec 2017	(0.1)	(5.5)	17.8	-	(23.4)	(2.1)	2.2	5.4
Ore reserve development		Dec 2018	810.5	251.2	-	-	251.2	-	-	559.3
		Jun 2018	666.3	226.7	-	-	226.7	-	-	439.6
		Dec 2017	655.5	231.4	-	-	231.4	-	-	424.1
Sustaining capital expenditure		Dec 2018	470.4	320.9	91.5	4.7	224.7	(105.2)	105.2	149.5
		Jun 2018	254.2	143.5	49.9	4.8	88.8	(65.7)	65.7	110.7
		Dec 2017	461.4	281.2	111.6	5.6	164.0	(117.9)	117.9	180.2
Less: By-product credit		Dec 2018	(1,572.5)	(1,318.2)	(330.6)	(5.4)	(982.2)	147.9	(147.9)	(254.3)
		Jun 2018	(1,248.8)	(1,039.5)	(119.9)	(4.3)	(915.4)	178.7	(178.6)	(209.3)
		Dec 2017	(1,197.8)	(1,009.2)	(89.5)	(6.1)	(913.6)	152.4	(152.4)	(188.6)
Total All-in-sustaining costs[5]		Dec 2018	8,791.9	5,826.5	1,286.1	88.4	4,452.1	(628.0)	627.9	2,965.4
		Jun 2018	7,487.5	5,122.7	1,227.1	64.2	3,831.2	(501.7)	501.9	2,364.8
		Dec 2017	8,152.1	5,637.1	1,273.3	69.8	4,294.0	(583.6)	583.6	2,515.0
Plus: Corporate cost, growth and capital expenditure		Dec 2018	930.0	23.7	-	23.7	-	-	-	906.3
		Jun 2018	701.7	34.0	-	33.4	0.6	-	-	667.7
		Dec 2017	725.6	2.3	-	2.3	-	-	-	723.3
Total All-in-costs[5]		Dec 2018	9,721.9	5,850.2	1,286.1	112.1	4,452.1	(628.0)	627.9	3,871.7
		Jun 2018	8,189.2	5,156.7	1,227.1	97.6	3,831.8	(501.7)	501.9	3,032.5
		Dec 2017	8,877.7	5,639.4	1,273.3	72.1	4,294.0	(583.6)	583.6	3,238.3
PGM production	4Eoz - 2Eoz	Dec 2018	905,155	606,506	134,712	9,860	399,628	-	62,306	298,649
		Jun 2018	863,125	569,166	120,461	7,718	378,717	-	62,270	293,959
		Dec 2017	886,266	603,635	126,607	10,545	403,209	-	63,274	282,631
	kg	Dec 2018	28,154	18,864	4,190	307	12,430	-	1,938	9,289
		Jun 2018	26,846	17,703	3,747	240	11,779	-	1,937	9,143
		Dec 2017	27,566	18,775	3,938	328	12,541	-	1,968	8,791
All-in-sustaining cost	R/4Eoz - R/2Eoz	Dec 2018	10,431	10,706	9,547	8,966	11,141	-	10,077	9,929
		Jun 2018	9,349	10,106	10,187	8,318	10,116	-	8,060	8,045
		Dec 2017	9,905	10,432	10,057	6,619	10,650	-	9,223	8,899
	US$/4Eoz - US$/2Eoz	Dec 2018	736	755	673	632	786	-	711	701
		Jun 2018	760	821	828	676	822	-	655	653
		Dec 2017	739	778	750	494	794	-	688	660
All-in-cost	R/4Eoz - R/2Eoz	Dec 2018	11,535	10,750	9,547	11,369	11,141	-	10,077	12,964
		Jun 2018	10,226	10,173	10,187	12,646	10,118	-	8,060	10,316
		Dec 2017	10,787	10,436	10,057	6,837	10,650	-	9,223	11,458
	US$/4Eoz - US$/2Eoz	Dec 2018	813	758	673	802	786	-	711	914
		Jun 2018	831	826	828	1,027	822	-	655	838
		Dec 2017	805	779	750	510	794	-	688	855

Average exchange rates for the six months ended 31 December 2018, 30 June 2018 and 31 December 2017 were R14.18/US$, R12.31/US$ and R13.41/US$, respectively.

Figures may not add as they are rounded independently.

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown.

All-in costs are calculated in accordance with the World Gold Council guidance

2Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs.

3Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value.

4Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production.

5All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       33

SA gold operations

			SA REGION
			Total SA gold[1]	Driefontein	Kloof	Beatrix	Cooke	Corporate	DRDGOLD
Cost of sales, before amortisation and depreciation[2]		Dec 2018	9,325.7	2,731.9	3,199.2	1,945.0	429.5	-	1,020.1
		Jun 2018	8,372.7	2,977.4	3,165.6	1,965.8	263.9	-
		Dec 2017	8,956.5	3,098.4	2,945.2	1,997.7	915.2	-
Royalties		Dec 2018	10.7	10.5	(7.7)	5.2	2.8	-	-
		Jun 2018	82.8	15.1	48.4	17.9	1.5	-
		Dec 2017	184.5	31.1	119.8	24.4	9.2	-
Community costs		Dec 2018	22.1	4.8	2.5	8.8	6.0	-	-
		Jun 2018	24.7	9.8	7.9	7.0	-	-
		Dec 2017	22.0	3.6	12.1	5.8	0.5	-
Share-based payments[3]		Dec 2018	3.2	-	-	-	-	-	3.2
		Jun 2018	0.2	0.2	-	-	-	-
		Dec 2017	0.3	0.3	-	-	-	-
Rehabilitation interest and amortisation[4]		Dec 2018	17.5	(6.9)	(24.2)	14.7	19.9	2.0	29.2
		Jun 2018	4.3	(10.2)	(21.8)	15.3	19.0	2.0
		Dec 2017	32.0	(20.2)	18.3	11.3	23.5	(0.9)
Ore reserve development		Dec 2018	1,023.3	398.0	441.7	183.6	-	-	-
		Jun 2018	1,030.3	419.1	397.9	213.3	-	-
		Dec 2017	1,134.4	456.7	449.1	228.6	-	-
Sustaining capital expenditure		Dec 2018	362.2	144.0	145.2	58.4	-	0.1	14.5
		Jun 2018	184.4	84.1	75.4	24.2	-	0.7
		Dec 2017	345.5	150.6	158.4	36.5	-	-
Less: By-product credit		Dec 2018	(9.5)	(2.5)	(3.1)	(2.1)	(0.4)	-	(1.3)
		Jun 2018	(9.2)	(3.6)	(3.1)	(2.2)	(0.4)	-
		Dec 2017	(11.4)	(3.8)	(3.6)	(2.7)	(1.3)	-
Total All-in-sustaining costs[5]		Dec 2018	10,755.2	3,279.8	3,753.6	2,213.5	457.8	2.1	1,065.7
		Jun 2018	9,690.2	3,491.9	3,670.3	2,241.3	284.0	2.7
		Dec 2017	10,663.8	3,716.7	3,699.3	2,301.6	947.1	(0.9)
Plus: Corporate cost, growth and capital expenditure		Dec 2018	593.3	0.1	69.1	1.4	-	219.4	303.3
		Jun 2018	350.9	0.3	72.7	0.3	-	277.6
		Dec 2017	410.2	13.8	86.1	2.3	-	308.0
Total All-in-costs[5]		Dec 2018	11,348.5	3,279.9	3,822.7	2,214.9	457.8	221.5	1,369.0
		Jun 2018	10,041.1	3,492.2	3,743.0	2,241.6	284.0	280.3
		Dec 2017	11,074.0	3,730.5	3,785.4	2,303.9	947.1	307.1
Gold sold	kg	Dec 2018	17,873	3,783	7,259	4,156	805	-	1,870
		Jun 2018	18,616	5,790	7,905	4,380	541	-
		Dec 2017	22,216	7,400	8,806	4,590	1,420	-
	000'oz	Dec 2018	574.6	121.6	233.4	133.6	25.9	-	60.1
		Jun 2018	598.5	186.2	254.2	140.8	17.4	-
		Dec 2017	714.2	237.9	283.1	147.6	45.6	-
All-in-sustaining cost	R/kg	Dec 2018	596,100	866,984	517,096	532,603	443,106	-	569,893
		Jun 2018	520,488	603,092	464,301	511,712	524,954	-
		Dec 2017	480,010	502,257	420,089	501,438	666,972	-
	US$/oz	Dec 2018	1,308	1,902	1,134	1,168	972	-	1,250
		Jun 2018	1,315	1,524	1,173	1,293	1,326	-
		Dec 2017	1,114	1,165	975	1,163	1,548	-
All-in-cost	R/kg	Dec 2018	629,296	867,010	526,615	532,940	443,106	-	732,086
		Jun 2018	539,337	603,143	473,498	511,781	524,954	-
		Dec 2017	498,474	504,122	429,866	501,939	666,972	-
	US$/oz	Dec 2018	1,380	1,902	1,155	1,169	972	-	1,606
		Jun 2018	1,363	1,524	1,196	1,293	1,326	-
		Dec 2017	1,157	1,170	997	1,165	1,548	-

The average exchange rates for the six months ended 31 December 2018, 30 June 2018 and 31 December 2017 were R14.18/US$, R12.31/US$ and R13.41/US$, respectively.

Figures may not add as they are rounded independently.

1The SA gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition.

All-in costs are calculated in accordance with the World Gold Council guidance.

2Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs.

3Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value.

4Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production.

5All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       34

SALIENT FEATURES AND COST BENCHMARKS –  YEAR

SA and US PGM operations

			GROUP	SA REGION								US REGION
Attributable			Total SA and US PGM operations	Total SA PGM			Kroondal	Plat Mile	Rustenburg		Mimosa	Total US PGM Stillwater[1]
				Total	Under- ground	Surface	Attributable	Surface	Under- ground	Surface	Attributable	Under- ground[1]
Production
Tonnes milled/treated	000't	Dec 2018	27,180	25,841	12,381	13,460	3,865	7,712	7,114	5,748	1,402	1,339
		Dec 2017	27,051	26,196	12,261	13,935	3,778	8,050	7,098	5,885	1,385	855
Plant head grade	g/t	Dec 2018	2.65	2.01	3.25	0.87	2.48	0.63	3.60	1.19	3.56	15.01
		Dec 2017	2.50	2.09	3.30	1.02	2.42	0.65	3.70	1.52	3.58	15.01
Plant recoveries	%	Dec 2018	76.34	70.40	83.60	25.23	82.65	11.19	85.13	35.22	77.59	91.29
		Dec 2017	72.37	68.06	83.42	24.25	81.91	11.62	84.99	31.58	77.87	90.95
Yield	g/t	Dec 2018	2.02	1.42	2.71	0.22	2.05	0.07	3.06	0.42	2.76	13.77
		Dec 2017	1.81	1.42	2.75	0.25	1.99	0.08	3.15	0.48	2.79	13.69
PGM production[2]	4Eoz - 2Eoz	Dec 2018	1,768,280	1,175,672	1,080,421	95,251	255,172	17,578	700,673	77,673	124,576	592,608
		Dec 2017	1,570,704	1,194,348	1,083,902	110,446	241,225	19,443	718,524	91,003	124,153	376,356
PGM sold	4Eoz - 2Eoz	Dec 2018	1,769,591	1,175,672	1,080,421	95,251	255,172	17,578	700,673	77,673	124,576	593,919
		Dec 2017	1,549,615	1,194,348	1,083,902	110,446	241,225	19,443	718,524	91,003	124,153	355,267
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Dec 2018	13,657	13,838	13,888	13,345	14,203	13,618	13,774	13,263	13,525	13,337
		Dec 2017	12,477	12,534	12,552	12,329	12,564	12,679	12,548	12,255	12,572	12,330
	US$/4Eoz	Dec 2018	1,031	1,045	1,049	1,008	1,072	1,028	1,040	1,001	1,021	1,007
		Dec 2017	938	942	943	927	944	953	943	921	945	927
Operating cost[5]	R/t	Dec 2018	625	474	967	72	676	20	1,180	141	882	3,353
		Dec 2017	554	467	982	66	634	16	1,167	133	867	3,081
	US$/t	Dec 2018	47	36	73	5	51	2	89	11	67	253
		Dec 2017	42	35	74	5	48	1	88	10	65	232
	R/4Eoz - R/2Eoz	Dec 2018	9,799	11,019	11,108	10,127	10,238	8,687	11,977	10,453	9,919	7,576
		Dec 2017	8,013	10,831	11,126	8,271	9,932	6,676	11,527	8,612	9,670	7,001
	US$/4Eoz - US$/2Eoz	Dec 2018	740	832	839	765	773	656	904	789	749	572
		Dec 2017	602	814	836	621	747	502	866	647	727	526
Adjusted EBITDA margin[6]	%	Dec 2018		19			22	22	18		33	46
		Dec 2017		12			15	27	11		31	43
All-in sustaining cost[7]	R/4Eoz - R/2Eoz	Dec 2018	9,904	10,417			9,849	8,676	10,642		9,069	8,994
		Dec 2017	9,959	10,399			10,176	6,696	10,554		9,781	8,707
	US$/4Eoz - US$/2Eoz	Dec 2018	748	787			744	655	804		685	677
		Dec 2017	748	782			765	503	793		735	651
All-in cost[7]	R/4Eoz - R/2Eoz	Dec 2018	10,897	10,472			9,849	11,924	10,643		9,069	11,651
		Dec 2017	10,582	10,401			10,176	6,815	10,554		9,781	11,097
	US$/4Eoz - US$/2Eoz	Dec 2018	823	791			744	900	804		685	880
		Dec 2017	795	782			765	512	793		735	821
Capital expenditure
Ore reserve development	Rm	Dec 2018	1,476.8	477.9			-	-	477.9		-	998.9
		Dec 2017	1,003.6	465.0			-	-	465.0		-	538.6
Sustaining capital		Dec 2018	724.6	464.4			141.4	9.5	313.5		170.9	260.2
		Dec 2017	572.0	567.6			190.5	11.0	366.1		222.5	226.9
Corporate and projects		Dec 2018	1,631.7	57.7			-	57.1	0.6		-	1,574.0
		Dec 2017	890.6	2.3			-	2.3	-		-	888.3
Total capital expenditure	Rm	Dec 2018	3,833.1	1,000.0			141.4	66.6	792.0		170.9	2,833.1
		Dec 2017	2,466.2	1,034.9			190.5	13.3	831.1		222.5	1,653.8
	US$m	Dec 2018	289.5	75.5			10.7	5.0	59.8		12.9	214.0
		Dec 2017	201.9	77.7			14.3	1.0	62.4		16.7	124.2

Average exchange rates for the year ended 31 December 2018  and 31 December 2017 were R13.24/US$ and R13.31/US$, respectively.

Figures may not add as they are rounded independently.

1The US PGM operations’ results for the year ended 31 December 2017 include Stillwater for eight months since acquisition. The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the statistics shown and is  detailed in the PGM recycling table below.

2Production per product – see prill split in the table below.

3The Group and total SA  PGM operations’ unit cost benchmarks exclude the  financial results of Mimosa,  which is equity accounted and excluded from revenue and cost of sales.

4The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.

5Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period.

6Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.

7All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period.

The US region All-in cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the years ended 31 December 2018 and 31 December 2017 was US$871/2Eoz and US$825/2Eoz, respectively.

8The US region corporate project expenditure for the years ended 31 December 2018 and 31 December 2017 was R71.1 million (US$5.4 million and R39.7 million (US$3.0 million), respectively, which related to the Altar and Marathon projects.

Mining - Prill split excluding Recycling operations											Recycling Operation
	GROUP		SA REGION				US REGION					US REGION
Year ended	Dec 2018		Dec 2018		Dec 2017		Dec 2018		Dec 2017			Unit	Dec 2018	Dec 2017
	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%	Average catalyst fed/day	Tonne	22.0	24.2
Platinum	818,918	46%	685,020	58%	694,956	58%	133,898	23%	85,238	23%	Total processed	Tonne	8,036	5,933
Palladium	823,120	47%	364,410	31%	372,217	31%	458,710	77%	291,118	77%	Tolled	Tonne	1,139	869
Rhodium	95,633	5%	95,633	8%	100,165	9%					Purchased	Tonne	6,896	5,063
Gold	30,609	2%	30,609	3%	27,010	2%					PGM fed	Troy oz	686,592	517,148
PGM production	1,768,280	100%	1,175,672	100%	1,194,348	100%	592,608	100%	376,356	100%	PGM sold	Troy oz	540,546	377,793
Ruthenium	156,504		156,504		156,211						PGM tolled returned	Troy oz	144,172	108,728
Iridium	35,846		35,846		36,002
Total	1,960,630		1,368,021		1,386,561		592,608		376,356

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       35

SA gold operations

			SA REGION
			Total SA gold operations[1]			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2018	27,199	5,811	21,388	1,634	1,509	1,821	5,287	2,282	670	74	4,018	9,904
		Dec 2017	19,030	7,575	11,455	2,137	3,905	2,177	3,574	2,737	778	524	3,198
Yield	g/t	Dec 2018	1.35	5.21	0.30	5.48	0.41	7.11	0.44	3.63	0.37	1.08	0.33	0.19
		Dec 2017	2.29	5.19	0.38	6.21	0.45	6.81	0.45	3.24	0.30	4.46	0.24
Gold produced	kg	Dec 2018	36,600	30,263	6,337	8,952	621	12,940	2,313	8,291	245	80	1,314	1,844
		Dec 2017	43,634	39,285	4,349	13,262	1,742	14,826	1,606	8,859	232	2,338	769
	000'oz	Dec 2018	1,176.7	973.0	203.8	287.8	20.0	416.0	74.4	266.6	7.9	2.6	42.2	59.3
		Dec 2017	1,402.9	1,263.1	139.8	426.4	56.0	476.7	51.6	284.8	7.5	75.2	24.7
Gold sold	kg	Dec 2018	36,489	30,256	6,233	8,952	621	12,933	2,231	8,291	245	80	1,266	1,870
		Dec 2017	43,763	39,403	4,360	13,346	1,742	14,860	1,606	8,859	232	2,338	780
	000'oz	Dec 2018	1,173.1	972.8	200.4	287.8	20.0	415.8	71.7	266.6	7.9	2.6	40.7	60.1
		Dec 2017	1,407.1	1,266.9	140.2	429.1	56.0	477.8	51.6	284.8	7.5	75.2	25.1
Price and costs
Gold price received	R/kg	Dec 2018	535,929			533,918		536,250		539,046		550,223		560,160
		Dec 2017	536,378			535,319		537,167		536,333		537,684
	US$/oz	Dec 2018	1,259			1,254		1,259		1,266		1,292		1,316
		Dec 2017	1,254			1,251		1,256		1,254		1,257
Operating cost[2]	R/t	Dec 2018	648	2,512	156	3,297	214	2,943	192	1,683	104	176	172	104
		Dec 2017	937	2,111	161	2,556	183	2,342	183	1,407	129	3,019	117
	US$/t	Dec 2018	49	190	12	249	16	222	14	127	8	13	13	8
		Dec 2017	70	159	12	192	14	176	14	106	10	227	9
	R/kg	Dec 2018	490,209	482,410	527,452	601,731	519,485	414,095	437,769	463,273	284,898	162,500	524,590	557,050
		Dec 2017	408,773	407,132	423,592	411,838	410,218	343,896	406,725	434,823	432,759	676,518	486,346
	US$/oz	Dec 2018	1,151	1,133	1,239	1,413	1,220	972	1,028	1,088	669	382	1,232	1,308
		Dec 2017	956	952	990	963	959	804	951	1,017	1,012	1,582	1,137
Adjusted EBITDA margin[3]	%	Dec 2018	7			(13)		21		14		(50)		3
		Dec 2017	23			23		34		19		(31)
All-in sustaining cost[4]	R/kg	Dec 2018	557,530			707,375		489,587		521,884		476,003		569,893
		Dec 2017	482,693			487,951		430,572		502,761		673,445
	US$/oz	Dec 2018	1,309			1,661		1,150		1,226		1,118		1,338
		Dec 2017	1,128			1,141		1,007		1,175		1,574
All-in cost[4]	R/kg	Dec 2018	583,409			707,417		498,938		522,083		476,003		732,086
		Dec 2017	501,620			490,893		439,506		503,036		677,197
	US$/oz	Dec 2018	1,370			1,661		1,172		1,226		1,118		1,719
		Dec 2017	1,173			1,148		1,027		1,176		1,583
Capital expenditure
Ore reserve development	Rm	Dec 2018	2,053.6			817.1		839.6		396.9		-		-
		Dec 2017	2,287.9			876.1		876.2		482.0		53.6
Sustaining capital		Dec 2018	545.8			228.1		220.6		82.6		-		14.5
		Dec 2017	531.1			235.0		210.2		63.1		8.5
Corporate and projects[5]		Dec 2018	648.4			0.4		141.8		1.7		-		303.3
		Dec 2017	564.5			44.4		147.1		0.5		11.7
Total capital expenditure	Rm	Dec 2018	3,247.7			1,045.6		1,202.0		481.2		-		317.8
		Dec 2017	3,410.1			1,155.5		1,233.5		545.6		73.9
	US$m	Dec 2018	245.2			78.9		90.8		36.3		-		24.0
		Dec 2017	256.2			86.8		92.7		40.9		5.5

Average exchange rates for the year ended 31 December 2018  and 31 December 2017 were R13.24/US$ and R13.31/US$, respectively.

Figures may not add as they are rounded independently.

1	The SA gold operations’ results for the year ended 31 December 2018 include DRDGOLD for the five months since acquisition.
2

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period.

3	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue.
4

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period.

5

Corporate project expenditure for the years ended 31 December 2018 and 31 December 2017 was R201.2 million (US$15.2 million) and R401.6 million (US$30.3 million), respectively, the majority of which related to the Burnstone project.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       36

SALIENT FEATURES AND COST BENCHMARKS – QUARTERS

SA and US PGM operations

			GROUP	SA REGION								US REGION
			Total SA and US PGM operations	Total SA PGM			Kroondal	Plat Mile	Rustenburg		Mimosa	Total US PGM Stillwater
Attributable				Total	Under- ground	Surface	Attributable	Surface	Under- ground	Surface	Attributable	Under- ground[1]
Production
Tonnes milled/treated	000't	Dec 2018	7,001	6,639	3,147	3,492	1,030	2,077	1,764	1,415	353	362
		Sep 2018	7,094	6,768	3,288	3,479	1,001	1,887	1,936	1,593	351	326
Plant head grade	g/t	Dec 2018	2.68	2.02	3.26	0.90	2.53	0.65	3.62	1.27	3.59	14.81
		Sep 2018	2.59	2.01	3.22	0.87	2.45	0.68	3.57	1.10	3.54	14.55
Plant recoveries	%	Dec 2018	76.38	69.92	83.91	24.38	83.24	11.53	85.50	34.05	77.27	91.89
		Sep 2018	75.30	69.59	83.18	22.18	82.41	11.78	84.53	29.77	77.19	89.21
Yield	g/t	Dec 2018	2.05	1.41	2.73	0.22	2.10	0.08	3.09	0.43	2.77	13.70
		Sep 2018	1.95	1.40	2.68	0.19	2.02	0.08	3.01	0.33	2.73	13.28
PGM production[2]	4Eoz - 2Eoz	Dec 2018	460,750	301,279	276,590	24,690	69,666	5,009	175,473	19,681	31,451	159,471
		Sep 2018	444,405	305,227	283,564	21,662	65,047	4,851	187,663	16,811	30,855	139,178
PGM sold	4Eoz - 2Eoz	Dec 2018	516,279	301,279	276,590	24,690	69,666	5,009	175,473	19,681	31,451	215,000
		Sep 2018	412,800	305,227	283,564	21,662	65,047	4,851	187,663	16,811	30,855	107,573
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Dec 2018	15,415	15,427	15,536	14,348	15,901	14,440	15,391	14,324	15,053	15,394
		Sep 2018	13,559	14,049	14,110	13,333	14,446	13,907	13,994	13,167	13,532	12,592
	US$/4Eoz - US$/2Eoz	Dec 2018	1,077	1,078	1,086	1,003	1,111	1,009	1,076	1,001	1,052	1,076
		Sep 2018	971	1,000	1,004	949	1,028	990	996	937	963	896
Operating cost[5]	R/t	Dec 2018	753	484	998	72	717	22	1,163	144	927	3,443
		Sep 2018	662	503	1,008	76	693	23	1,172	138	924	3,799
	US$/t	Dec 2018	53	34	70	5	50	2	81	10	65	241
		Sep 2018	47	36	72	5	49	2	83	10	66	270
	R/4Eoz - R/2Eoz	Dec 2018	11,658	11,265	11,377	10,154	10,595	9,263	11,687	10,381	10,410	7,816
		Sep 2018	10,798	11,753	11,720	12,141	10,665	8,782	12,086	13,110	10,514	8,914
	US$/4Eoz - US$/2Eoz	Dec 2018	815	787	795	710	741	647	817	726	728	546
		Sep 2018	768	836	834	864	759	625	860	933	748	634
All-in sustaining cost[6]	R/4Eoz - R/2Eoz	Dec 2018	10,058	10,576			8,997	9,423	11,170		10,582	9,180
		Sep 2018	10,819	10,834			10,131	8,472	11,114		9,559	10,789
	US$/4Eoz - US$/2Eoz	Dec 2018	703	739			629	659	781		740	642
		Sep 2018	770	771			721	603	791		680	769
All-in cost[6]	R/4Eoz - R/2Eoz	Dec 2018	11,326	10,596			8,997	10,501	11,170		10,582	12,560
		Sep 2018	11,751	10,901			10,131	12,245	11,114		9,559	13,428
	US$/4Eoz - US$/2Eoz	Dec 2018	792	741			629	734	781		740	878
		Sep 2018	836	776			721	871	791		680	956
Capital expenditure
Ore reserve development	Rm	Dec 2018	425.9	119.9			-	-	119.9		-	306.0
		Sep 2018	384.7	131.4			-	-	131.4		-	253.3
Sustaining capital		Dec 2018	283.5	219.3			59.6	3.4	156.3		56.0	64.2
		Sep 2018	186.9	101.6			31.9	1.3	68.4		49.2	85.3
Corporate and projects[7]		Dec 2018	544.4	5.4			-	5.4	-		-	539.0
		Sep 2018	385.6	18.3			-	18.3	-		-	367.3
Total capital expenditure	Rm	Dec 2018	1,253.8	344.6			59.6	8.8	276.2		56.0	909.2
		Sep 2018	957.2	251.3			31.9	19.7	199.7		49.2	705.9
	US$m	Dec 2018	87.6	24.1			4.2	0.6	19.3		3.9	63.6
		Sep 2018	68.1	17.9			2.3	1.4	14.2		3.5	50.2

Average exchange rates for the quarters ended 31 December 2018  and 30 September 2018 were R14.31/US$ and R14.05/US$, respectively.

Figures may not add as they are rounded independently.

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the statistics shown, except for adjusted EBITDA margin and is  detailed in the PGM recycling table below.

2Production per product – see prill split in the table below.

3The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales.

4The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.

5Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period.

6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period.

The US region All-in cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the quarters ended 31 December 2018 and 30 September 2018 was US$876/2Eoz and US$951/2Eoz, respectively

7The US region corporate project expenditure for the quarters ended 31 December 2018 and 30 September 2018 was R4.2 million (US$0.3 million) and R8.9 million (US$0.6 million)], respectively, which related to the Altar and Marathon projects.

Mining - Prill split excluding recycling operation											Recycling operation
	GROUP		SA REGION				US REGION					US REGION
	Dec 2018		Dec 2018		Sep 2018		Dec 2018		Sep 2018			Unit	Dec 2018	Sep 2018
	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%	Average catalyst fed/day	Tonne	22.1	18.4
Platinum	212,055	46%	175,975	58%	177,728	58%	36,080	23%	31,866	23%	Total processed	Tonne	2,032	1,696
Palladium	216,516	47%	93,125	31%	94,624	31%	123,391	77%	107,312	77%	Tolled	Tonne	280	188
Rhodium	25,524	6%	25,524	9%	25,828	9%					Purchased	Tonne	1,752	1,508
Gold	6,655	1%	6,655	2%	7,047	2%					PGM fed	3Eoz	181,761	144,585
PGM production	460,750	100%	301,279	100%	305,227	100%	159,471	100%	139,178	100%	PGM sold	3Eoz	110,476	126,744
Ruthenium	40,098		40,098		41,001						PGM tolled returned	3Eoz	35,441	40,475
Iridium	9,158		9,158		9,470
Total	510,006		350,535		355,698		159,471		139,178
Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       37

SA gold operations

			SA REGION
			Total SA gold[1]			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Dec 2018	9,634	1,138	8,496	282	126	393	1,151	421	292	42	1,172	5,755
		Sep 2018	8,515	1,534	6,981	402	180	471	1,437	629	94	32	1,121	4,149
Yield	g/t	Dec 2018	0.87	5.37	0.27	5.11	0.56	7.19	0.50	4.26	0.37	1.05	0.36	0.19
		Sep 2018	1.13	5.05	0.27	5.38	0.61	7.09	0.42	3.53	0.34	0.94	0.31	0.18
Gold produced	kg	Dec 2018	8,399	6,106	2,293	1,441	70	2,827	576	1,794	108	44	428	1,111
		Sep 2018	9,609	7,752	1,857	2,162	110	3,338	607	2,222	32	30	351	757
	oz	Dec 2018	270,025	196,313	73,712	46,329	2,251	90,891	18,522	57,678	3,472	1,415	13,748	35,719
		Sep 2018	308,922	249,233	59,689	69,510	3,537	107,319	19,515	71,439	1,029	965	11,285	24,323
Gold sold	kg	Dec 2018	8,288	6,099	2,189	1,441	70	2,820	494	1,794	108	44	380	1,137
		Sep 2018	9,585	7,752	1,833	2,162	110	3,338	607	2,222	32	30	351	733
	oz	Dec 2018	266,464	196,087	70,377	46,329	2,251	90,665	15,882	57,678	3,472	1,415	12,217	36,555
		Sep 2018	308,176	249,233	58,943	69,510	3,537	107,319	19,515	71,439	1,029	965	11,285	23,577
Price and costs
Gold price received	R/kg	Dec 2018	561,788			557,909		560,260		563,197		564,623		564,820
		Sep 2018	544,542			550,528		545,856		543,301		549,606		553,003
	US$/oz	Dec 2018	1,221			1,213		1,218		1,224		1,228		1,228
		Sep 2018	1,205			1,218		1,208		1,202		1,216		1,224
Operating cost[2]	R/t	Dec 2018	461	3,001	160	4,303	148	3,331	174	2,103	100	186	229	107
		Sep 2018	561	2,515	132	3,585	326	2,963	209	1,622	109	47	144	94
	US$/t	Dec 2018	32	210	11	301	10	233	12	147	7	13	16	7
		Sep 2018	40	179	9	255	23	211	15	115	8	3	10	7
	R/kg	Dec 2018	539,451	558,382	489,033	842,054	267,143	460,835	347,688	493,590	269,444	177,273	606,177	552,565
		Sep 2018	497,425	497,730	496,153	666,559	533,636	418,065	495,222	459,136	318,750	53,333	458,689	516,651
	US$/oz	Dec 2018	1,173	1,214	1,063	1,831	581	1,002	756	1,073	586	385	1,318	1,201
		Sep 2018	1,101	1,102	1,098	1,475	1,181	925	1,096	1,016	705	118	1,015	1,144
All-in sustaining cost[3]	R/kg	Dec 2018	610,883			989,014		526,433		537,066		406,132		569,217
		Sep 2018	582,809			785,871		509,303		528,882		484,777		564,161
	US$/oz	Dec 2018	1,328			2,150		1,144		1,168		883		1,238
		Sep 2018	1,290			1,739		1,127		1,171		1,073		1,249
All-in cost[3]	R/kg	Dec 2018	651,267			989,014		538,413		537,802		406,132		734,916
		Sep 2018	609,794			785,915		516,755		528,882		484,777		720,775
	US$/oz	Dec 2018	1,416			2,150		1,171		1,169		883		1,598
		Sep 2018	1,350			1,739		1,144		1,171		1,073		1,596
Capital expenditure
Ore reserve development	Rm	Dec 2018	432.0			165.7		199.1		67.2		-		-
		Sep 2018	591.3			232.3		242.6		116.4		-		-
Sustaining capital		Dec 2018	218.6			96.6		80.4		31.8		-		9.8
		Sep 2018	143.3			47.4		64.8		26.6		-		4.5
Corporate and projects[4]		Dec 2018	256.2			-		39.7		1.4		-		188.4
		Sep 2018	144.3			0.1		29.4		-		-		114.8
Total capital expenditure	Rm	Dec 2018	906.8			262.3		319.2		100.4		-		198.2
		Sep 2018	879.0			279.8		336.9		143.0		-		119.3
	US$m	Dec 2018	63.4			18.3		22.3		7.0		-		13.9
		Sep 2018	62.6			19.9		24.0		10.2		-		8.5

Average exchange rates for the quarters ended 31 December 2018 and 30 September 2018 were R14.31/US$ and R14.05/US$, respectively.

Figures may not add as they are rounded independently.

1	The SA gold operations’ results for the quarter ended 30 September 2018 include DRDGOLD for the two months since acquisition.
2

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period.

3

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold in the same period.

4

Corporate project expenditure for the quarters ended 31 December 2018  and 30 September 2018 was R26.7 million (US$1.9 million) and R31.2 million (US$2.2 million), respectively, the majority of which related to the Burnstone project.

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       38

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

SA gold operations
Quarter ended	31 Dec 2018					30 Sep 2018				Year ended 31 Dec 2018
	Reef	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	2	1,043	564	847	131	1,304	698	875	263	5,475	2,598	3,580
Advanced on reef	(m)		285	`	44	47	285	105	198	155	1,239	762	567
Channel width	(cm)		48	42	36	179	50	40	88	132	47	47	78
Average value	(g/t)		24.5	13.4	86.1	5.1	23.1	14.9	22.3	3.6	23.3	11.7	38.8
	(cm.g/t)		1,183	569	3,091	906	1,157	591	1,962	474	1,096	547	3,031

Quarter ended		31 Dec 2018					30 Sep 2018					Year ended 31 Dec 2018
	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)		1,145	619		1,245		1,382	603	20	1,272		4,904	2,405	50	5,248
Advanced on reef	(m)		316	202		223		416	143	20	231		1,438	548	29	1,060
Channel width	(cm)		129	131		120		132	138	113	132		131	131	109	113
Average value	(g/t)		8.4	11.6		20.7		6.1	13.0	11.4	17.9		7.5	10.5	11.4	20.2
	(cm.g/t)		1,091	1,526		2,485		812	1,782	1,289	2,357		989	1,371	1,236	2,291

Quarter ended	31 Dec 2018		30 Sep 2018		Year ended 31 Dec 2018
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Beatrix	Unit
Advanced	(m)	3,223	38	4,300	74	15,918	205
Advanced on reef	(m)	1,016	20	1,377	2	4,980	43
Channel width	(cm)	106	183	127	132	117	174
Average value	(g/t)	9.1	4.6	6.8	7.9	6.9	7.1
	(cm.g/t)	966	850	860	1,039	812	1,238

Quarter ended	31 Dec 2018		30 Sep 2018	Year ended 31 Dec 2018
	Reef	Kimberley Reefs	Kimberley Reefs	Kimberley Reefs
Burnstone	Unit
Advanced	(m)			1,648
Advanced on reef	(m)			293
Channel width	(cm)			56
Average value	(g/t)			10.0
	(cm.g/t)			559

PGM operations
Quarter ended	31 Dec 2018					30 Sep 2018						Year ended 31 Dec 2018
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	651	598	707	662	592	587	468	608	627	533	2,345	2,087	2,486	2,534	2,482
Advanced on reef	(m)	651	598	707	662	592	574	428	539	575	508	2,266	1,840	2,230	2,300	2,188
Height	(cm)	247	219	224	240	241	248	224	217	250	247	243	228	220	245	249
Average value	(g/t)	1.8	2.2	2.1	2.1	2.3	1.8	2.3	2.1	2.1	1.8	1.9	2.1	2.2	2.1	2.0
	(cm.g/t)	455	486	478	501	546	441	517	460	515	445	471	484	489	521	500

Quarter ended		31 Dec 2018				30 Sep 2018				Year ended 31 Dec 2018
	Reef	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele
Rustenburg	Unit
Advanced	(m)	943	2,017	2,617	1,177	552	2,103	2,797	1,148	2,113	7,366	10,022	4,498
Advanced on reef	(m)	943	679	912	668	552	769	915	558	2,113	2,782	3,197	2,092
Height	(cm)	216	287	285	282	220	287	282	285	215	288	286	287
Average value	(g/t)	2.8	2.4	2.3	3.1	2.7	2.2	2.2	3.2	2.6	2.2	2.2	3.1
	(cm.g/t)	596	692	647	872	594	643	631	906	561	635	630	878

Quarter ended		31 Dec 2018		30 Sep 2018		Year ended 31 Dec 2018
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	2,659	275	2,530	445	10,903	1,779
Secondary development	(m)	2,557	1,538	2,333	1,530	9,081	5,859

Sibanye-Stillwater Operating and financial results | Six months and year ended 31 December 2018       39

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE GOLD LIMITED, trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED AND CORPORATE OFFICE

Constantia Office Park

Cnr 14th Avenue and Hendrik Potgieter Road

Bridgeview House, Ground Floor,

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Timothy Cumming[1]

Barry Davison[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

Harry Kenyon-Slaney[1] (appointed 16 January 2019)

[1]   Independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown

Johannesburg 2193

South Africa

Tel: +27 11 647 7111

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0871 664 0300 (calls cost 10p/minute plus network extras, lines are open 8.30am-5pm Mon-Fri) or +44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email: ssd@capitaregistrars.com

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s trading as Sibanye-Stillwater’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operates in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).